08002295

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste Bank Der Oesterreichischen

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 12 2008
THOMSON REUTERS

FILE NO. 82- 05066 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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Erste Bank Der Oesterreichischen

AR/S

12-31-07

ERSTE BANK

082-05066

ERSTE BANK

The Bank for Central and Eastern Europe

Annual Report 2007

Cash earnings per share
in EUR



4
3
2
1
0
1.83
2.18
2.98
3.14
3.92
2003
2004
2005
2006
2007

Cash return on equity
in %



20
18
16
14
12
10
16.6
17.0
19.5
13.8
14.6
2003
2004
2005
2006
2007

Cost/income ratio
in %



66
64
62
60
58
56
64.2
64.1
61.7
59.5
58.8
2003
2004
2005
2006
2007

Net interest margin[1)]
in %



3
2
1
0
2.44
2.33
2.22
2.31
2.49
2003
2004
2005
2006
2007

[1)] Calculation based on average interest-bearing assets.

Shareholder structure at 31 December 2007
by investor, in %



4.9
Austria Versicherungsverein
31.0
Erste Stiftung
3.0
Employees
6.9
Saving banks
7.1
Private investors
47.1
Institutional investors

Shareholder structure at 31 December 2007
by region, in %



2.7
Other countries
11.7
Continental Europe
12.7
Great Britain & Ireland
19.1
North America
53.8
Austria

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Wien
Telefon: +43 (0) 50 100-17693
Fax: +43 (0) 50 100-913112
E-Mail: investor.relations@erstebank.at
Internet: www.erstebank.com/investorrelations

Gabriele Werzer
Telefon: +43 (0) 50 100-11286
E-Mail: gabriele.werzer@erstebank.at

Thomas Sommerauer
Telefon: +43 (0) 50 100-17326
E-Mail: thomas.sommerauer@erstebank.at

Peter Makray
Telefon: +43 (0) 50 100-16878
E-Mail: peter.makray@erstebank.at

Ratings at 31 December 2007

Fitch	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	B-
Standard & Poor's	
Short-term	A-1
Long-term	A

Key financial and operating data*

EUR million (unless otherwise stated)	2003	2004	2005	2006	2007
Balance sheet					
Total assets	**128,575**	**139,812**	**152,681**	**181,703**	**200,519**
Loans and advances to credit institutions	13,140	15,684	16,858	16,616	14,937
Loans and advances to customers	67,766	72,843	80,419	97,107	113,956
Risk provisions for loans and advances	-2,772	-2,804	-2,817	-3,133	-3,296
Securities and other financial assets	32,873	35,071	39,455	42,497	44,214
Other assets	17,568	19,018	18,766	28,616	30,708
Total liabilities and equity	**128,575**	**139,812**	**152,681**	**181,703**	**200,519**
Deposits by banks	25,704	28,551	33,911	37,688	35,165
Customer accounts	64,839	68,213	72,793	90,849	100,116
Debts securities in issue, including subordinated capital	20,482	23,416	25,581	27,024	36,667
Other liabilities, provisions	11,880	13,679	14,017	15,238	17,168
Shareholders' equity	2,791	3,424	4,065	7,979	8,452
Minority interests	2,879	2,529	2,314	2,925	2,951
Changes in total qualifying capital					
Risk-weighted assets pursuant to section 22 Austrian Banking Act	62,188	65,384	75,078	94,129	95,091
Qualifying consolidated capital pursuant to sections 23 & 34 Austrian Banking Act	7,009	7,286	8,611	10,111	11,114
Core capital (Tier 1)	3,912	4,377	5,112	6,185	6,674
Hybrid capital	605	711	900	1,250	1,247
Solvency ratio pursuant to section 22 Austrian Banking Act	10.7%	10.7%	11.0%	10.3%	10.5%
Tier 1 ratio	6.3%	6.7%	6.8%	6.6%	7.0%
Income statement					
Net interest income	2,586.8	2,660.3	2,794.2	3,189.3	3,945.8
Risk provisions for loans and advances	-406.4	-406.2	-421.6	-439.1	-454,7
Net commission income	996.6	1,135.4	1,256.8	1,445.9	1,857,9
Net trading result	214.6	216.5	241.7	277.9	351,1
General administrative expenses	-2,460.8	-2,594.9	-2,670.0	-2,945.3	-3,642.1
Operating result	1,370.1	1,454.1	1,659.4	2,003.6	2,547.7
Pre-tax profit	761.6	996.6	1,221.7	1,522.2	1,927.6
Net profit after minorities	353.3	520.8	716.7	932.2	1,174.7
Operating data					
Number of employees	37,830	35,862	36,150	50,164	52,442
Number of branches	2,370	2,242	2,283	2,721	2,908
Number of customers (million)	11.9	11.9	12.4	15.9	16.4
Share price and key ratios					
High (EUR)	24.55	39.80	47.50	59.00	61.50
Low (EUR)	14.61	24.78	36.36	40.40	44.00
Closing price (EUR)	24.49	39.30	47.05	58.10	48.50
Price/earnings ratio	16.6	18.2	16.0	19.7	13.0
Dividend per share (EUR)	0.38	0.50	0.55	0.65	0.75
Payout ratio	25.8%	23.2%	18.7%	22.0%	20.2%
Dividend yield	1.6%	1.3%	1.2%	1.1%	1.5%
Book value per share (EUR)	11.6	14.3	17.1	25.6	27.0
Price/book ratio	2.1	2.7	2.8	2.3	1.8
Total shareholder return (TSR)	54.6%	62.0%	21.0%	24.7%	-15.4%
Average TSR (since 1997 IPO)	15.7%	21.5%	21.4%	21.8%	18.3%
Number of shares					
Number of shares outstanding	239,775,232	241,442,892	243,183,600	315,296,185	316,288,945
Average number of shares outstanding	237,845,836	238,576,585	240,145,648	300,272,502	312,039,861
Market capitalisation (EUR billion)	5.9	9.5	11.4	18.3	15.3
Trading volume (EUR billion)	2.0	6.9	8.9	16.8	23.1

*) 2005 figures restated pursuant to revised IAS 19. Details on these changes were provided in a press release published on 30 January 2007 (www.erstebank.com/investorrelations).
Share price data adjusted for 4:1 share split of 8 July 2004.
Dividend quoted for 2007 is proposal to annual general meeting.
Shares outstanding include Erste Bank shares held by savings banks that are members of the Haftungsverbund (cross-guarantee system).
Trading volume as reported by Vienna Stock Exchange, based on single counting.

Extensive presence in Central and Eastern Europe


SLOVENSKÁ SPORITEĽŇA
SLOVAKIA
Employees: 4,763
Branches: 273
Customers: 2.5 m
ERSTE BANK Ukraine
UKRAINE
Employees: 1,130
Branches: 71
Customers: 0.1 m
ČESKÁ SPOŘITELNA
CZECH REP.
Employees: 10,842
Branches: 636
Customers: 5.3 m
ERSTE BANK Hungary
HUNGARY
Employees: 3,056
Branches: 197
Customers: 0.8 m
ERSTE BANK
AUSTRIA
Employees: 15,658
Branches: 276
Customers: 1.0 m
SPARKASSE
Branches: 717
Customers: 1.8 m
BCR
ROMANIA
Employees: 12,224
Branches: 562
Customers: 4.0 m
ERSTE BANK Croatia
CROATIA
Employees: 1,886
Branches: 115
Customers: 0.7 m
SERBIA
Employees: 958
Branches: 61
Customers: 0.2 m
ERSTE BANK Serbia

Highlights

10th consecutive record results
_Net profit surpasses EUR 1,000 million for the first time
_Cost/income ratio at only 58.8%

BCR integration nears completion
_Consolidation of back-office operations
_Adoption of group risk management standards

CEE continues on growth path
_Solid economic growth in most countries
_Mortgages and deposits drive market growth

Factual holding established
_Allocation of duties between holding and local banks
_Legal separation in the summer of 2008

Romania enters the EU
_Strong GDP growth accompanied by imbalances
_Central Bank with proactive monetary policy

Limited impact of credit crisis
_No exposure to US mortgage market
_No impairments, only revaluations of securities

Table of contents

Letter from the CEO

Dear shareholders,

2007 was a significant year for Erste Bank. We completed a decade of consecutive record results, with net profit surpassing the EUR 1 billion mark for the first time ever. We fundamentally redesigned the structure of the group in order to be even closer to our customers. In addition, we fully achieved our targets in the key Romanian market and posted solid results across Central and Eastern Europe thanks to our favourable strategic positioning in retail banking. Despite these achievements, the defining event of 2007 was the rediscovery of risk triggered by the US subprime meltdown. While the repricing of risk was long overdue, by-products such as the loss of confidence in the worldwide banking sector and the lack of any differentiation between banks meant that our share price suffered heavily in the very year in which we celebrated our tenth anniversary as a public company.

Romania – a success story despite negative sentiment

Romania made substantial progress in 2007. The country joined the European Union one year ahead of schedule, the economy continued to grow strongly and our customers became wealthier. The country's rapid evolution was accompanied by imbalances that tend to be customary in the transformation process from command to market economy. In an indirect way these positive developments were the main reason for the widening trade deficit: early EU entry meant that the local economy had less time to prepare for the abolition of trade tariffs, increased attractiveness for strategic investors led to continued strong FDI inflows directly and indirectly contributing to short term import demand, and growth in disposable income also created additional demand. As this process will run its course, we will continue to see imbalances, albeit to a lessening degree, in line with the developments observed in other CEE countries.

Further positives included low levels of public and foreign indebtedness, and compared with other EU countries prudent fiscal policies. Inflation ticked up into the mid-single digits in the second half of the year, almost exclusively due to the drought and the much higher share of food supplies in the price basket, but was still way down on levels seen just two or three years ago. The country also benefited from a flexible exchange rate system that will help adjust external imbalances. Despite this currency volatility was very much in line with moves seen in other CEE countries in the past years: although the Romanian currency depreciated by 6.8% against the euro at year-end 2007, on average it appreciated by 5.4%.

Amid much focus on the macro environment, which we consider highly manageable especially against the backdrop of ten years of experience in the region, we have actually made excellent progress in restructuring the bank and achieved very demanding financial targets. We have rebranded the bank, restructured the product portfolio and started the headcount reduction programme as part of the centralisation of back-office functions. Underlying profitability rose by 42%, in line with our guidance. We have achieved everything we aimed for in 2007 and are equally optimistic about 2008 and 2009: we welcome the central bank's actions to curb exaggerated loan growth, as annual advances of above 50% were well ahead of our own expectations. Last but not least, our business plan is resilient and flexible enough to cope with exchange rate volatility, which we expect to be less pronounced than anticipated.

Prudent investment policy in structured products

While delivering on Romania was a key achievement, 2007 will be remembered for other reasons, most notably the breakout of the US subprime crisis that has haunted much of the financial services industry. Since the summer of 2007 we have been asked frequently about our exposure to and potential write-downs on asset-backed securities (ABS) and collateralised debt obligations (CDO). The fact that we hold an ABS/CDO portfolio worth EUR 3.4 billion and fared better than industry heavyweights was greeted with disbelief.

We have done our homework and did not invest into the riskiest of asset classes within the ABS/CDO universe: products that were either directly or indirectly linked to the US housing market. Being concerned about the state of the US real estate market we disposed of any such assets at an early stage and invested into standardised products only. Accordingly, we benefited from the excellent quality of the underlying assets, high levels of protection thanks to only considering the best tranches, and a ready secondary market. All this meant that the overall P&L impact was limited to EUR -30 million, while revaluations affecting equity did not exceed EUR -81 million. It also means that we do not expect any impairment write-downs from our ABS/CDO exposure in 2008.

Central and Eastern Europe continues to go strong

Despite intense focus on Romania, it only contributed about a quarter to our profits from Central and Eastern Europe in 2007, while the four developed transformation economies, the Czech Republic, Slovakia, Hungary and Croatia accounted for three quarters. Excluding Romania and the Ukraine, CEE profits grew by a very healthy 19% over 2006 with Česká spořitelna posting another record result on the back of stable economic growth and a predictable monetary policy. Slovenská sporiteľňa also benefited from an excellent operating environment and duly turned in a record operating result. The performance of Erste Bank Hungary is particularly noteworthy and serves as a good example that bank profitability is not exclusively tied to certain macroeconomic variables. Erste Bank Croatia achieved its best performance yet and has proven it can attract deposits without hurting margins. In the Ukraine we incurred substantial start-up costs as a result of our rapid expansion; at the end of 2007 we opened our 80th branch in the country and had a retail market share approaching 1%.

Under par share price performance

Our record fundamental performance stood in stark contrast to that of our share in 2007, which – at a decline of 16% – recorded its worst annual performance since our IPO in 1997. This development was a result of the rapidly deteriorating sentiment towards the banking sector in the wake of the subprime crisis, especially in the second half of the year, and bank-specific concerns. The latter related mainly to fears of market participants about the capital impact of an underperformance of our Romanian business due to perceived macro risks on the on hand, and write-downs on the ABS/CDO portfolio on the other. In this context, the leverage of the bank was also criticised as being too high. While we take these issues seriously, we are more sanguine about them as we believe the Romanian economy will turn out to be stronger than expected and our ABS/CDO investments are characterised by risk aversion. When allowing for minority assets or capital our actual leverage is also substantially lower than suggested by third party figures.

Confident about 2008

2008 started in much the same fashion as 2007 ended. Fears about a US recession led to further upheaval in the financial markets and accelerated the downward trend in share prices. Amid this environment our share was also hit hard. While we do acknowledge that the global economic environment is poised for a slowdown, we are confident about our prospects and achieving our financial goals for 2008 and 2009, and why should we not be? We have proved in the past that we can operate successfully and very profitably in more difficult economic circumstances, we have access to the largest retail funding base in the region and our market position in the fastest growing EU economies is enviable. Our real strength, though, is the commitment of our 50 thousand employees in Central and Eastern Europe.

Andreas Treichl

Management Board



AUSTRIA COMMITTEE
from left to right

THOMAS UHER
Appointed until June 2012
Born in 1965
He studied law at the University of Vienna. He joined Erste Bank in 2007 after working for Creditanstalt and Österreichische Bundesforste AG.
Member of the management board since July 2007.
Corporate Business, Balance Sheet Management, Controlling

ELISABETH BLEYLEBEN-KOREN
Appointed until June 2012
Born in 1948
She studied law in Vienna. She began her banking career with Creditanstalt-Bankverein in 1973 and joined Erste Bank in 1977.
Deputy chairwoman of the management board since May 1999.
Marketing, Organisation/IT, Communication, HR, Internal Audit, Savings Banks

BERNHARD SPALT
Appointed until June 2012
Born in 1968
He studied law in Vienna. He joined Erste Bank in 1991 and after various management positions in Austria and the Czech Republic was appointed as Chief Risk Officer to the management board in November 2006.
Group Risk Management, Risk Management International, Group Legal, Group Compliance

PETER BOSEK
Appointed until June 2012
Born in 1968
He studied law at the University of Vienna. He joined Erste Bank in 1996 after working for the University of Vienna.
Member of the management board since July 2007.
Retail Austria, Private Banking & Asset Management, Product and Channel Management



HOLDING COMMITTEE
from left to right

PETER KISBENEDEK
Appointed until June 2012
Born in 1964
He studied at the University of Economics in Hungary. He joined Erste Bank Hungary in 2000 after various positions at major international companies such as AB Aegon and Philip Morris.
Member of the management board since July 2007.
Group Accounting, Group Performance Management, Strategic Group Products

BERNHARD SPALT
Appointed until June 2012
Born in 1968
He studied law in Vienna. He joined Erste Bank in 1991 and after various management positions in Austria and the Czech Republic was appointed as Chief Risk Officer to the management board in November 2006.
Group Risk Management, Risk Management International, Group Legal, Group Compliance

ANDREAS TREICHL
Appointed until June 2012
Born in 1952
He studied economics in Vienna. He started his career with Chase Manhattan Bank in New York in 1977. He first joined Erste Bank in 1983 for three years; rejoined the bank in 1994, when he was appointed to the management board.
Chairman of the management board since July 1997.
Group Communication, Group HR, Strategic Group Development, Group Secretariat, Group Audit, Group Marketing, Group Investor Relations

JOHANNES KINSKY
Appointed until June 2012
Born in 1964
He studied Law, History and Political Science at the Institut d´Etudes Politiques de Paris. He held various positions at Deutsche Bank and JP Morgan before joining Erste Bank.
Member of the management board since July 2007.
Group Real Estate & Leasing, International Business, Group Large Corporate Banking, Group Investment Banking

HERBERT JURANEK
Appointed until June 2012
Born in 1966
He joined Erste Bank in 1999 after working for GiroCredit Bank AG and Reuters Ges.m.b.H. Austria.
Member of the management board since July 2007.
Group Organisation, Group IT, Group Operations/Processing, Card Operations

FRANZ HOCHSTRASSER
Appointed until June 2012
Born in 1963
He studied business administration in Graz. In 1991 he joined GiroCredit and shortly after the merger with Erste Bank became member of the management board in January 1999.
Group Balance Sheet Management, Group Capital Markets, Group Research

Supervisory Board Report



Heinz Kessler, President of the Supervisory Board

Dear shareholders,

In the completed financial year we fulfilled our legal responsibilities and Erste Bank's articles of association. We advised the management board on the governance of the group and monitored the management of Erste Bank. The management board provided us with regular, prompt, and comprehensive oral and written reports. At supervisory board meetings, management board members reported on the trends in their respective divisions. For some business items, experts were brought in to supply detailed information. Current specific matters and decisions were discussed in meetings between the chief executive officer and the supervisory board president.

Supervisory board meetings

The supervisory board met six times during the 2007 financial year. All members attended at least half of the meetings.

At its meeting on 6 February 2007 the supervisory board was updated on the current status of the factual holding company structure. A candidate identified in the preselection procedure by the management board committee, Johannes Kinsky, was introduced as a possible new member of the management board.

On 21 March 2007 the company financial statements and management report and the consolidated financial statements and group management report for 2006 were reviewed and approved, as recommended by the audit committee. The proposal for the appropriation of net profit for 2006 was also endorsed. In addition, the supervisory board discussed the corporate governance report, adopted the Employee Share Ownership Plan (ESOP) 2007 and took note of the agenda for the 2007 annual general meeting.

At the constituting meeting on 31 May 2007, Johannes Kinsky was appointed to the management board with effect from 1 July 2007. Terms of reference were adopted for the management board and its newly established committees, and members were chosen for the supervisory board committees.

In several sessions during the year, special reports were heard on the situation at the CEE banking subsidiaries in Romania and Ukraine. The supervisory board was also regularly informed on the current group financial results, the market risk and risk absorption capacity, and the situation in credit markets. At the meetings the supervisory board committees reported on their activities.

At the session on 27 June 2007 the board was updated on the current status of plans for the Zentralbahnhof headquarters and briefed with the report on equity holdings.

On 19 September 2007 the subprime crisis and its implications were discussed in detail.

On 12 December 2007 the supervisory board was briefed on the 2008 budget and approved the overall investment plan for 2008. The new procurement organisation and the CDO portfolio of the Erste Bank Group were presented. As well, we were informed on the activities of the Erste Bank Group outside its core market.

Committees of the supervisory board

The management board committee at its meetings dealt with and approved the management board members' renegotiated employment contracts, which took effect 1 July 2007. It also decided on the bonuses of the management board members.

The audit committee met four times in 2007. On 26 February 2007 the agenda included the company's and the consolidated preliminary financial results; the auditors reported on the status of the audit of the company financial statements and consolidated financial statements. The head of group audit explained the audit plan for 2007. Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H. was approved as an additional auditor of the company and the group for the financial year 2008.

The audit committee held the final audit meeting on 21 March 2007. At this session the company financial statements and management report and the consolidated financial statements and group management report were examined and the ratification of the company financial statements was recommended to the supervisory board. The management board's proposal for the appropriation of 2006 net profit available for distribution was received.

On 30 July 2007 the audit committee was briefed on the Austrian central bank's (OeNB's) onsite audit and the antimoney-laundering audit, and the new organisational structure was explained to the auditors.

At the meeting on 12 December 2007 the independent auditors reported on the result of the preliminary audit and the audit priorities, and the committee was briefed on the OeNB audit report.

In its 17 meetings held in 2007 the risk management committee regularly made decisions on those investments and loans exceeding the scope of the management board's approval authority, and received reports on the credit facilities approved within the management board's powers. The committee was regularly kept informed with respect to market risk, riskabsorption capacity, asset quality and structured finance. Special reports covered, among other subjects, the evolution of the credit portfolios of the CEE banking subsidiaries; hedge funds; changes in the risk organisation related to the BCR integration; and the subprime crisis.

The strategy committee met four times in 2007. Among other matters, it dealt with the situation at the CEE banking subsidiaries in Romania and Ukraine and current developments at other subsidiaries, as well as regularly addressing the current financial data for the group. The strategy committee was also briefed on the subprime crisis and the stock market situation.

Financial statements

The company financial statements and management report as well as the consolidated financial statements and group management report for 2007 were audited by, and received an unqualified opinion from, Sparkassen-Prüfungsverband as the legally mandated auditor and Deloitte Wirtschaftsprüfungs GmbH as the selected supplementary auditor. Representatives of both auditors participated in the supervisory board's financial statements review meeting and provided supporting information. We are in agreement with the results of these audits and the proposed appropriation of net profit. We approved the company financial statements prepared by the Management Board, which are thereby adopted in accordance with section 125 (2) of the Austrian Stock Corporation Act. The consolidated financial statements and group management report were also reviewed and approved.

Changes in memberships

Josef Kassler, who had been a member of Erste Bank's supervisory board since 2000, and Lars-Olof Ödlund, a member since 2002, retired from the supervisory board as of the fourteenth annual general meeting on 31 May 2007 and were not available for an additional term. Speaking for the entire supervisory board, I would like to extend our sincere thanks to both of them for their years of involvement and commitment.

The fourteenth annual general meeting elected myself and, as firsttime members, John James Stack and Brian Deveraux O'Neill to the supervisory board of Erste Bank, for a term running until the conclusion of the general meeting that decides on the discharge from liability for the 2011 financial year.

For the Supervisory Board

Heinz Kessler
President of the Supervisory Board

Vienna, March 2008

Supervisory Board

HEINZ KESSLER
President of the Supervisory Board
Tenure: 26 May 1998 – AGM 2012
Retired Chief Executive Officer
Additional supervisory board memberships:
Deputy Chairman Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Member DIE ERSTE österreichische Spar-Casse Privatstiftung
Deputy Chairman Duropack Aktiengesellschaft
Chairman Nettingsdorfer Papierfabrik Management AG
Deputy Chairman Rath Aktiengesellschaft
Chairman Reform-Werke Bauer & Co Gesellschaft m.b.H.
Chairman Reform-Werke Bauer & Co Holding Aktiengesellschaft
Deputy Chairman UNIQA Versicherungen AG
Functions in companies of the savings banks sector

GEORG WINCKLER
First Vice President
Tenure: 27 April 1993 – AGM 2010
Rector of the University of Vienna
Professor of Economics at the University of Vienna
Additional supervisory board memberships:
Member
Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Member Innovationszentrum Universität Wien GmbH
Member UNIQA Versicherungen AG
Functions in companies of the savings banks sector

THERESA JORDIS
Second Vice President
Tenure: 26 May 1998 – AGM 2008
Attorney at law
Additional supervisory board memberships:
Chairwoman Miba Aktiengesellschaft
Chairwoman Mitterbauer Beteiligungs-Aktiengesellschaft
Chairwoman Prinzhorn Holding GmbH
Chairwoman Wolford Aktiengesellschaft

BETTINA BREITENEDER
Tenure: 4 May 2004 – AGM 2009
Businesswoman
Additional supervisory board memberships:
Chairwoman Drina Neretva Kraftwerke Aktiengesellschaft
Member ZS Einkaufszentren Errichtungs- und Vermietungs-Aktiengesellschaft

ELISABETH GÜRTLER
Tenure: 26 May 1998 – AGM 2010
Businesswoman
Member of the
Management Board of the Austrian Hotel Association
Member of the
General Council of Oesterreichische Nationalbank

JAN HOMAN
Tenure: 4 May 2004 – AGM 2009
Chief Executive Officer of Teich AG
Additional supervisory board memberships:
Member Allianz Elementar Versicherungs-Aktiengesellschaft

JOSEF KASSLER
Tenure: until 31 May 2007
Retired Chief Executive Officer
Additional supervisory board memberships:
Member „Messe Center Graz" Betriebsgesellschaft m.b.H.
Member ÖWGES Gemeinnützige Wohnbaugesellschaft m.b.H.

LARS-OLOF ÖDLUND
Tenure: until 31 May 2007
Advisor
Additional supervisory board memberships:
Chairman EntreprenadMaskinSpecialisten i Sthlm AB
Chairman Eurotema AB
Chairman e Builder AB
Chairman Litorina Capital Management AB
Chairman Scandi Tech Holding AB
Member APE Group AB

BRIAN D. O'NEILL
Tenure: 31 May 2007 – AGM 2012
Retired Businessman
Member of the Board of Trustees of El Museo del Barrio
Member of the Advisory Council of David Rockefeller Center for Latin American Studies
Member Latin American Agribusiness Development Corporation
Member Gafisa
Member of the Council of Americas and the Americas Society

WILHELM G. RASINGER
Tenure: 11 May 2005 – AGM 2010
Advisor
Additional supervisory board memberships:
Member CEE Immobilien Development AG
Member Wienerberger AG

FRIEDRICH RÖDLER
Tenure: 4 May 2004 – AGM 2009
Public Accountant and Tax Consultant

HUBERT SINGER
Tenure: 11 May 2000 – AGM 2008
Chief Executive Officer of Dornbirner Sparkasse Bank AG
Additional supervisory board memberships:
Deputy Chairman Dornbirner Seilbahn Gesellschaft m.b.H.
Functions in companies of the savings banks sector

JOHN JAMES STACK
Tenure: 31 May 2007 – AGM 2012
Retired Businessman

GABRIELE ZUNA-KRATKY
Tenure: 19 May 2006 – AGM 2011
Director of Technisches Museum Wien

Representatives of the Staff Council:

GÜNTER BENISCHEK
Chairman of the Central Staff Council
Additional supervisory board memberships:
Member DIE ERSTE österreichische Spar-Casse Privatstiftung

ERIKA HEGMALA
Vice Chairwoman of the Central Staff Council
Additional supervisory board memberships:
Member VBV-Pensionskasse Aktiengesellschaft

ILSE FETIK
Member of the Central Staff Council

JOACHIM HÄRTEL (until 1 May 2007)
Member of the Central Staff Council

CHRISTIAN HAVELKA
Member of the Central Staff Council

ANTON JANKU (until 26 November 2007)
Member of the Central Staff Council

FRIEDRICH LACKNER (since 1 May 2007)
Member of the Central Staff Council

KARIN ZEISEL (since 26 November 2007)
Member of the Central Staff Council

Corporate Governance

MAIN PRINCIPLES

The Austrian Code of Corporate Governance

In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative that goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and oversight to create value in a sustained way, and to balance and define all rights and responsibilities of all stakeholders – the management, supervisory board, customers, employees, shareholders and the general public – and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. Its wording is available at www.corporate-governance.at.

The Austrian Working Group for Corporate Governance adopted changes to five rules of the Code on 22 June 2007. These amendments became necessary primarily as a result of changes to the Austrian Stock Exchange Act (implementation of the EU transparency directive).

Clear commitment and external evaluation

In the 2007 financial year Erste Bank complied with all legal requirements ("L rules") and recommendations ("R rules"). The departures from two "comply-or-explain" provisions (C rules) are described and explained on the website of Erste Bank at www.erstebank.com/investorrelations.

In the spring of 2006 Erste Bank voluntarily underwent an independent review of its compliance with the Code in the 2005 financial year. This evaluation established that Erste Bank complies with all rules of the Code. The review summary is available on www.erstebank.com/investorrelations.

One share – one vote

Erste Bank is listed on the Vienna and Prague stock exchanges and, since 14 February 2008, on the Bucharest Stock Exchange, with 316.3 million ordinary shares outstanding at the end of 2007. There are no preferred shares and no restrictions on ordinary shares. In Erste Stiftung, a foundation which owns 30.6% of the share capital, Erste Bank has a principal shareholder with a long-term focus. The shareholder structure at the end of 2007 is presented on the inside cover of this report.

Compliance

The responsibility for all compliance issues at Erste Bank rests with the group compliance office, a staff unit reporting directly to the chief risk officer. The compliance rules of Erste Bank are based on the relevant legislation, such as the Austrian Stock Exchange Act and the Securities Supervision Act; on the Standard Compliance Code of the Austrian banking industry as well as on international practices and standards. Conflicts of interest between our customers, Erste Bank and employees are covered by clear rules regarding "Chinese walls", provisions on employee transactions, research disclaimer, gift policy etc.

Directors' dealings

In accordance with the Stock Exchange Act and the Issuer Compliance Regulation of the Austrian Financial Market Authority (FMA), individual trades by members of the management board and supervisory board in shares of Erste Bank are published on www.erstebank.com/investorrelations and the FMA.

Transparency

Investor confidence in public companies is essential to the functioning of the global economy. Transparent operations and reporting play a crucial part in building up confidence. Accordingly it is one of the main goals of Erste Bank and its investors that the financial results fairly reflect the results of its operations. Erste Bank has always been diligent in maintaining compliance with its established financial accounting policies, which are consistent with requirements of International Financial Reporting Standards (IFRS) and for reporting its results with objectivity and the highest degree of integrity.

Risk management

Erste Bank's approach to risk management seeks to achieve the best balance between risks and returns for earning a sustained high return on equity. A detailed report on risk policy, risk management strategy and organisation, as well as a thorough discussion of the individual risk categories, are found in the Notes beginning on page 134. In addition, credit risk is analysed in detail in a separate section from page 42 onwards, in the "Segments" section of this report.

MANAGEMENT BOARD

The management board of Erste Bank is responsible for managing the group. It must pursue the good of the group and consider the interests of the shareholders and staff. The management board develops the strategic direction for the group, in cooperation with the supervisory board. The management board safeguards effective risk management and risk control. It reaches its decisions with due regard to all relevant laws, the articles of association and its terms of reference.

The composition of the management board and information on its members are presented beginning on page 4.

Factual holding company structure

In preparation for the planned splitting of Erste Bank in the third quarter of 2008, the group was given a new organisational structure as of 1 July 2007. Two operating units were created for the interim period until the legal separation is made: one unit is responsible for the activities of the future holding company, the other looks after the Austrian business. The organisational separation was executed at all levels of the hierarchy. Within the management board, two corresponding committees were formed: a holding management board committee with Andreas Treichl as chairman and Franz Hochstrasser, Herbert Juranek, Johannes Kinsky, Peter Kisbenedek and Bernhard Spalt as members; and an Austria management board committee with Elisabeth Bleyleben-Koren as chairwoman and Peter Bosek, Bernhard Spalt and Thomas Uher as members. Bernhard Spalt, as Chief Risk Officer, sits on both committees. The remit of the holding management board committee comprises group strategy and control, infrastructure and the Group Corporate and Investment Banking as well as Global Markets divisions. The foremost responsibility of the Austria management board committee is the retail and corporate business in Austria. The supervisory board meeting on 31 May 2007 approved the terms of reference for the new committees of the management board.

The group executive committee

In addition to the holding management board, Erste Bank has a group executive committee (GEC). The GEC is the group's highest coordinating body. It consists of the management board of Erste Bank and the chief executive officers of all Central European banking subsidiaries.

The GEC meets six times per year. The meetings address subjects and projects relevant to the group. As the GEC has no formal decision-making powers, the decisions taken are implemented by resolutions of the holding board and the local management boards.

Compensation of the management board

The total remuneration of the management board is structured so as to be aligned as closely as possible with the interests of shareholders and is described in detail in the Notes on page 102. It consists of a fixed base salary, a performance-related bonus, non-cash compensation and share options. The criteria for the management board's performance-related pay are return on equity and the size of the dividend as a percentage of par value.

The maximum bonus of 117% of the annual gross salary is paid out when the dividend payment surpasses 20% of the share capital and return on equity is at least 16%. The supervisory board may from time to time award separate bonuses for extraordinary performance. In the case of three board members the supervisory board awarded such bonuses in 2006. Return on equity is also the key criterion for the exercise of share options. When a return on equity of at least 17% is achieved, the options awarded in the year under review may be exercised. In the financial year completed, the proportion of fixed to total compensation of the management board was 35.5%.

The members of the Management Board also participate in Erste Bank's defined contribution pension plan, on the same basis as the other staff. Contributions are calibrated so that, assuming sufficient performance of the pension fund, an appropriate level of income is assured upon retirement at age 65. If a management board member's tenure is ended before that time by no fault of the individual, corresponding compensatory payments are made to the pension fund.

Regarding benefit entitlements of management board members in the event of loss of their position, the standard legal termination benefit conditions of section 23 of the Salaried Employees Act still apply for three members of the management board. None of the other members of the management board are entitled to termination benefits.

SUPERVISORY BOARD

The supervisory board advises the management board in its strategic planning and undertakings. It shares in the decisions identified for its attention by the law, the articles of association and the supervisory board's terms of reference. The supervisory board oversees the management board in managing the enterprise.

The composition of the supervisory board, as well as the additional positions held by its members, are presented beginning on page 8. Details on the supervisory board's compensation are found in the Notes on page 103.

Independence of the supervisory board members

The supervisory board of Erste Bank decided in March 2006 to implement the amended Austrian Code of Corporate Governance and, in this context, adopted the guidelines in Annex 1 of the Code as Erste Bank's criteria of supervisory board independence. Based on these criteria, all members of the supervisory board have declared themselves independent. As the former CEO of Česká spořitelna (until May 2007) John James Stack declared himself not independent pursuant to the Guidelines for Independence.

Committees of the supervisory board

The supervisory board maintains a risk management committee, a strategy committee, an audit committee and a management board committee.

The risk management committee decides on credit facilities and large to very large investments that fall outside the management board's powers of approval. Within the limits of the law and its own authority, the risk management committee may grant authorisations in advance. The committee also has the mandate of monitoring the risk management of Erste Bank. It has the following members:

_Chairman: Friedrich RÖDLER
_Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS
_Bettina BREITENEDER
_Elisabeth GÜRTLER
_Christian HAVELKA
_Erika HEGMALA
_Friedrich LACKNER
Substitute members: Jan HOMAN and Wilhelm RASINGER

The strategy committee, in its function of overseeing the Group's strategic direction, is responsible especially for scrutinising the budget; reviewing the reports on the individual business units and on business performance; determining investment policy; and setting key strategic goals for the company. The strategy committee is also responsible for overseeing Erste Bank's portfolio of equity holdings. The strategy committee members are:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS
_Jan HOMAN
_Friedrich RÖDLER
_Gabriele ZUNA-KRATKY
_Günter BENISCHEK
_Ilse FETIK
_Christian HAVELKA
Substitute members: Jan HOMAN and Wilhelm RASINGER

The audit committee is responsible primarily for the auditing and preparation of the adoption of the company financial statements; the proposal for the appropriation of net profit and the company management report; for the auditing of the consolidated financial statements and group management report; and for proposing the choice of independent auditors to the supervisory board. The audit committee examines the audit plan of the internal audit department and receives information on the efficiency and effectiveness of the internal control system and internal auditing organisation and the proper functioning of the risk management system. The audit committee is composed as follows:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS

_Jan HOMAN
_Wilhelm RASINGER
_Friedrich RÖDLER
_Günter BENISCHEK
_Ilse FETIK
_Erika HEGMALA
Substitute member: Bettina BREITENEDER

The management board committee deals with and decides upon the relationships between the company and the members of the management board. The committee has the following members:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS

ACCOUNTING AND AUDITORS

The company financial statements, company management report, consolidated financial statements and group management report of Erste Bank for the financial year 2007 were audited by Sparkassen-Prüfungsverband as the legally mandated auditor and by Ernst & Young Wirtschaftsprüfungsgesellschaft m.b.H., appointed by the annual general meeting as the supplementary auditor.

Corporate Social Responsibility

INTRODUCTION

The principle of socially responsible action has deep roots at Erste Bank. In 2007 this was once again reflected in a number of awards: For its ESPA WWF STOCK UMWELT fund, Erste Bank won the TRIGOS award in recognition of responsible entrepreneurship. Similarly, the NESTOR was awarded to Erste Bank by the federal ministry of social affairs and consumer protection for practicing age diversity as an integral part of the corporate culture, creating an ageing-appropriate work environment and specifically supporting older staff members.

For "Kontakt. The Arts and Civil Society Program of Erste Bank", Erste Bank was honoured with the prestigious MAECENAS arts sponsorship award. The programme was qualified as a model initiative that sets standards in Austria. An online survey of 200 employees of NGOs and not-for-profit organisations conducted by the Center for Corporate Citizenship on the social responsibility of the 22 companies in the ATX stock index – leading to a ranking in the so-called Responsibility Index – reaffirmed the result of the 2006 CSR Austria Awards, with Erste Bank again ranking first.

UPDATE – CSR PROGRAMME

The most important initiative to come out of the implementation of the 2005 action plan was a group-wide employee survey carried out in autumn 2007. The most significant insights gleaned from it are briefly outlined in the "Staff" section below. In addition, for the first time we present details on the CSR activities of the Central and Eastern European subsidiaries, illustrating their integration in the group's CSR development process.

CUSTOMERS

Client satisfaction is one of the top success factors for Erste Bank. It is inseparable from the development of relevant products, ongoing client support in financial life-planning, and well-focused education on handling money wisely.

In the Austrian consumer business, the main areas of emphasis in product development were long-term savings, customers over 60 and the broadening of the range of environmentally friendly investment funds. Both in long-term savings and the over-60 demographic, the focus was on expanding the offering of information and financial advice. Thus, 20 events were organised around the topic of inheritance and estate planning, and a telephone hotline was set up on this subject together with the lawyers' and notaries' professional associations. Under the name of "s Pflegevorsorge", a long-term-care insurance product was brought to market that not only cushions the financial impact of a long-term care eventuality, but also provides an array of related services, such as a round-the-clock emergency hotline.

The fund offering was expanded by another ethical, environmentally responsible fund. After the previous year's joint launch with the World Wildlife Fund of the ESPA WWF STOCK UMWELT fund, Erste Bank again partnered with the WWF to establish ESPA WWF STOCK CLIMATE CHANGE, a fund investing predominantly in shares of companies whose business activities relate to slowing down the pace of global climate change. As with ESPA WWF STOCK UMWELT, Erste Bank waives some of its revenue from the fund to benefit climate protection projects of the WWF in Austria.

In 2007 Erste Bank also created an innovative microfinance product – a first in Austria. This microfinance bond issue gave clients access to a completely new form of investment and underlines Erste Bank's commitment to ethical and socially responsible business principles.

In total at the end of 2007, the group's ethical funds had assets under management of EUR 1.27 billion, representing 4.2% of the total assets managed by group funds and a market share of more than 60% in the segment of ethical and environmental funds as a whole.

In the small and medium enterprise (SME) customer segment, support for business start-ups remained paramount. Especially in an economy driven mainly by SMEs, lending to young entrepreneurs is in effect a way of practicing social responsibility. Specifically, activities ranged from providing consulting and continuing education via the "GO!" academy for entrepreneurs all the way to giving free expert feedback on entries in a business plan competition.

Thanks to the expansion of relevant products and advisory services, customer satisfaction levels continued to rise slightly in 2007. Customer satisfaction is measured, among other ways, by sending mystery customers to the branches several times per year and by detailed surveys conducted on a three-year cycle. The mystery shoppers evaluate all points of contact between customer and staff. The resulting feedback promotes maximum customer focus, which has been reflected in the improvement in the customer satisfaction indicator. From 75.1% at the beginning of measurement in 1997, the value has risen to 91.7% in 2007. In addition, customers are able to have input into the ongoing improvement process by contacting our complaints and suggestions office with criticism, compliments or ideas.

Customer satisfaction in Austria
in %


100
80
60
40
20
0
75.1
91.3
91.7
1997
2006
2007
Customer satisfaction indicator

Numerous customer-related activities were also undertaken in Central and Eastern Europe. Examples in the Czech Republic were:

- **Commencement of the groundwork for establishing an independent credit counselling service that begins operations in 2008, in partnership with the Czech consumer protection association. In this way Česká spořitelna wants to support both those consumers who are contemplating obtaining credit but need more information first, and those who have difficulty repaying a loan and require independent advice.**
- **Expansion of the loyalty programme together with Nadace České spořitelny, a foundation set up by Česká spořitelna. This allows customers and staff to make loyalty reward points earned through banking transactions available to charitable organisations. In 2007 the initiative was able to support six charity projects.**
- **Establishment of Česká spořitelna as a financial backer of energy efficiency projects of SMEs, in close cooperation with the International Finance Corporation.**

In Romania, the top priorities in customer-facing developments at Banca Comercială Română, in which Erste Bank holds a 69% stake, were placed on client service to SMEs and the expansion of a nationwide network of EU advisory offices. Small and medium-sized companies are the backbone of the Romanian economy, with a substantial share of new job creation. By administering various EU and EBRD structural funds, BCR made an active contribution to the creation of seven thousand jobs in 2007. The establishment of EU advisory offices as well had as its aim to support communities and SMEs in accessing EU monies essential to urgently needed infrastructure projects.

CIVIL SOCIETY

In 2007, Erste Bank's commitment to civil society continued to be fulfilled largely under the umbrella of "Kontakt. The Arts and Civil Society Program of Erste Bank", the platform for Erste Bank's social and cultural involvement in the Central and Eastern European region. Some of the projects carried out in this context were:

- **In music: Support of Klangforum Wien (a leading ensemble of soloists for contemporary music) and awarding of the annual Erste Bank composition commission**
- **In film: Sponsoring of the Viennale, Austria's largest film festival**
- **In fashion: Presentation of the "Kontakt. Fashion Award by Erste Bank"**
- **In literature: Awarding the Jean Améry prize for essay writing and sponsoring the "TOP 22" project, which introduces Central and Eastern European writers to a wider audience in Austria.**

As part of the engagement in the fine arts, we maintained the partnership with Secession (a renowned artists' association and independent gallery), further expanded the Tranzit platform (a network of Central and Eastern European contemporary art initiatives) and continued to increase the number of galleries supported through Viennafair, the international contemporary art fair focused on CEE. As well, "Kontakt. The Art Collection of Erste Bank" was presented in Belgrade.

In the dimension of social causes, the longstanding partnership with Caritas was continued to good effect, thus supporting the improvement of economic and social conditions in Central and Eastern Europe. The programme in 2007 again centred on work with and for children in the poorest countries in Europe. Specifically, Erste Bank supported a home in the major Ukrainian city of Kharkov where 40 street children find shelter from violence, crime and prostitution. For 200 children from socially disadvantaged families, the institution also offers courses in a wide range of subjects from English and computer skills to the trades.

Another important thrust of the joint activities of Caritas and Erste Bank is the fight against poverty in Austria. Thus in 2007 Erste Bank continued its support for the annual Caritas campaign for people in need in Austria, which aims to help ease the suffering of almost half a million people at risk of falling into poverty.

Likewise, the group continued the collaboration underway since 2003 with Österreichisches Hilfswerk, a non-profit organisation that is one of the largest Austrian providers of healthcare and general care for the ill, the elderly and children. The focus of the partnership in 2007 was on care and family.

The sports sponsorship involvement in Austria for 2007 remained focused on the school soccer and volleyball leagues, the role as principal sponsor of the Austrian hockey league and the support of numerous running events.

In Central and Eastern Europe important projects for good causes were conducted in the Czech Republic, Slovakia and Romania:

_In the Czech Republic the "Charity Day" was established, which enables employees to spend two days per year working for charitable causes while receiving full pay. The foundation set up in 2002 by Ceska sporitelna, Nadace České spořitelny, also continued its effective work, with the extensive involvement of the savings bank's customers and staff. In recognition of its many ways of benefiting civil society and the strong donor activity, the Česká spořitelna was honoured with an award by the Czech Donors Forum.

_In Slovakia last year the foundation established by Slovenská sporiteľňa (SLSP), Nadácia Slovenskej sporiteľne, backed a total of 153 projects in education, healthcare, culture and regional development. For instance, it financed the construction of a new physiotherapy centre in Trenčín for children with polio. The support given to a project called Protected Home made it possible for physically and/or mentally challenged people to live an independent life of higher quality. For mothers on maternity leave, an innovative training project was sponsored. For its contributions to civil society, SLSP received the Via Bona Award.

_BCR's community work in 2007 spanned fields ranging from education, to culture, to sports: BCR was the main partner to Sibiu, the city designated as the European Capital of Culture for 2007, and sponsored a multitude of other cultural events. Education and training programmes at schools and universities received support and the collaboration with UNICEF was continued.

STAFF

Group-wide employee survey

As announced in the last annual report, in autumn 2007 Erste Bank conducted its first group-wide staff survey. A total of 41,875 employees in 55 organisations (banks and other subsidiaries) had the opportunity to participate. The survey was taken anonymously online, with a participation rate of 55%. Detailed results will be presented in the next annual report. The preliminary findings at the time of this writing were as follows:

_Employees identify closely with the company.
_They trust in the company and in the continuous process of change.
_Satisfaction with working conditions is very high.
_Customer focus is seen as one of the most important values.
_There is a high degree of openness to ideas from other countries, in the spirit of best practice.

Enterprise-wide talent management

By introducing coordinated group-wide talent management in October 2006, a comprehensive process was initiated that is intended to promote better identification of promising people and their development and deployment in group-level roles and positions. The wider purpose is to create a new generation of managers and experts who, on the basis of shared values and goals, will make critical contributions to the management and direction of Erste Bank. The Group Leadership Development Programme has a modular structure to allow people in management positions to enrol over long periods and ensure the gradual achievement of the programme goals.

Staff development in Austria

The key theme in personnel development activities in 2007 was the preparation for a new leadership and manager development programme. Its guiding idea is to provide optimum support to managers in their role and their development, by keeping proven approaches while also integrating desirable modern practices. The programme's success is to be assured by offering focused, hands-on, tailored development opportunities. Particular attention was also paid to conveying the importance of leadership.

Key indicators – Employees (Austria, without savings banks)

	2007	2006	2005
Fluctuation	5.5%	4.8%	4.5%
Sick days per year	7.0	7.1	8.2
Training days per year	3.2	2.6	2.6
Women in management positions	22.9%	23.1%	24.3%
Share of part-time staff	22.5%	22.8%	23.4%
Share of female part-time staff	85.5%	86.4%	86.8%

Other human resource development measures focused on easing the entry into sales positions. Under the slogan "Erste Bank goes Campus" a new approach to integration was tried as a pilot scheme: A group of high school graduates, after an intensive training period and personal coaching by experienced mentors, was given the opportunity to spend seven months practicing interaction with customers, conducting sales conversations, and becoming familiar with the branch business without operational pressure to produce results. The approach succeeded in preparing the new employees even better for becoming highly effective customer service representatives.

LIFETIME: For an age-appropriate work environment

Measures under the LIFETIME project centring on health, corporate and leadership culture, training, young employees and sales continued to be implemented effectively in 2007. They included:

- **An intensive focus on employees who are three to five years from retirement, in order to actively structure their last years of work with a view to knowledge-sharing, transition management, departure planning and preparation for a new life stage.**
- **Bringing all managers up to date on recent scientific insights concerning age-appropriate staff management, with the aim of maximising the use of older employees' strengths for the company.**
- **A broad and attractive offering of preventative healthcare services, both in physical and mental health.**
- **Active "talent scouting" in graduating classes for early contact with prospective job applicants.**
- **Special age-group-specific offers for customers over 60 and increasingly age-appropriate matching of staff to clients.**

One of the outcomes of the LIFETIME project led to the establishment of the Work Life Centre (WLC). The WLC offers employees professional support on their individual path to physical and mental wellness as an important prerequisite for a sustained high willingness and ability to perform. Through presentations, courses (for example, exercise or relaxation classes) and counselling sessions, highly qualified trainers from a wide variety of disciplines instruct participants in recognising and using personal resources. One area of emphasis was keeping staff on parental leave in touch with developments at work through regular information sessions. An innovation in 2007 was a novel Austria-wide project to enhance coordination ability in branch sales. The high voluntary participation by branch staff of more than 40% reflected the project's effectiveness and popularity.

Another outcome of the LIFETIME project was the restructuring of the Work Health Centre (WHC). In 2007 the WHC, in the form of the First Health project – the Erste Bank health check-up for apprentices – developed a comprehensive and holistic staff health promotion scheme specifically targeted to commercial trainees. Erste Bank employs about 100 apprentices aged 15 to 19, taking on 30 to 35 new individuals every year. The object of First Health is not just the focused maintenance and improvement of trainees' current health, but also to raise their awareness of the importance and means of good personal healthcare and prevention. The individual elements of the First Health initiative are designed to strengthen trainees' healthcare resources and equip them to identify and work on existing deficits. Modules taught on specific subjects promote health consciousness and self-determination of personal health in this target group.

Healthcare programmes

Employees' health remained a prime concern for Erste Bank in 2007. All Erste Bank employees had access to prevention programmes throughout the year. The offering of services ranged from regularly organised eye examinations and vision tests, to expanded medical check-ups, to melanoma screening. About 40% of staff in Austria made use of these services. At the Work Health Centre, employees have access to medical advice and psychological counselling, nutrition advice and physiotherapy.

Central and Eastern Europe: Focus on BCR

In Central and Eastern Europe the biggest task in human resource management was the work to ensure the socially responsible restructuring of BCR. The impact of the staff reduction begun in 2007 was softened by a large number of measures:

- **Establishment of an outplacement programme to help laid-off employees find new work through individual career counselling and related assistance. Training and retraining are part of the package offered, as is the preparation of personal development plans.**
- **Generous termination benefits. On leaving the bank, employees who are within eight years of retirement or have serious health problems receive an attractive severance package. Eight hundred staff members benefit from this safety cushion.**

ENVIRONMENT

The information and data on the environment-related activities of Erste Bank in Austria, first reported on in the 2006 annual report, were further expanded in 2007. Through the 2007 Ökoprofit project, these efforts won Erste Bank public recognition as an "ÖkoBusiness" company under an initiative by the Vienna city government. The data below shows the trend from 2005 to 2006. The expansion of office floor space was optimised, thus keeping it minimal at just 1% despite the growth in employees in the central office buildings of Erste Bank in Austria.

Key indicators – environment*

	2006	2005
Flight distance (km per employee)	1,643.3	938.0
CO_2 emmissions (tonnes per employee)	2.9	2.7
Water consumption (litres per employee)	12,209.8	15,586.0
Paper consumption (kg per employee)	47.2	55.9
Energy consumption (kWh per employee)	320.0	332.3
Electricity (kWh per employee)	196.0	190.8
Heat energy (kWh per employee)	136.2	129.2
Waste (kg per employee)	346.2	279.5

*) Flight distance and CO_2 emmissions based on data of Erste Bank AG in Austria or 4,184 employees. Other data based on central office buildings of Erste Bank AG in Austria ie 55,301 sqm or 2,624 employees.

Consumption of energy and paper fell significantly, thanks especially to the regular systematic monitoring and analysis of energy use, the organisational involvement of all staff in the sparing use of paper, ventilation, heating and cooling, and the continued modernisation in the course of required renovations, such as the upgrading of lighting.

In some buildings office space optimisation led to an increase in electricity consumption (upgrading of data centre rooms in some buildings) and the installation of cooling equipment in exposed areas of existing buildings. Also, the mild winter season made for additional savings in heating energy.

The sharp increase in the quantity of waste generated was caused by the very intensive relocation and modernisation activity in some locations and the accompanying disposal of office waste. The effects of the waste reduction programme should become visible in the data for 2007. The strong rise in average kilometres flown per employee was attributable to the acquisition of banking subsidiaries in Romania and Ukraine.

The waste reduction programme planned for 2007 was put into practice and, additionally, a new waste separation campaign was successfully started at all properties of Erste Bank Austria. A formal environment policy for Erste Bank Austria was adopted in 2007 as planned. One of the tangible results was the implementation of an environmentally friendly policy on printers. It was also decided to buy natural-gas-powered vehicles for the technicians of the property management subsidiary, with delivery scheduled for 2008. If the technology proves itself in use, the entire fleet will be converted to natural gas operation.

Environmental activity preview

The following will be key elements of the environment-related activities in 2008:

_In 2007 Erste Bank launched an architecture competition for a new corporate headquarters, with a particular emphasis on environmentally significant features of the building complex. Construction is to be completed by 2012. The first designs for the innovative project are expected to be received next year.
_The recording of environmental data at the Erste Bank branches is to begin, thus expanding data collection in the group.
_Completion of Erste Bank's new programme for replacing printers and multifunction machines.
_Continuation of energy use monitoring and start of training in the economical use of resources (with the help of the so-called "Klima aktiv mobil" programme).

Procurement

As announced in the last annual report, under the group-wide supply chain management, ethical standards are being incorporated in the master agreements with suppliers. These new mandatory rules take immediate effect for every new contract and are phased in for existing agreements.

Share price eases

Impacted by credit crisis and deteriorating sector sentiment

Performance of the Erste Bank Share in EUR



80
70
60
50
40
30
20
10
0
25 January 2006
Capital increase -
Size: EUR 2.9 billion
11 July 2002
Capital increase -
Size: EUR 642 million
8 July 2004
4:1 share split
10 October 2000
Capital increase -
Size: EUR 282 million
December 1997
December 2007

0.75 EUR dividend

Renewed dividend increase of 15%

Payout ratio stable at 20%

Erste Bank Share

Since its initial public offering in 1997 the share price of Erste Bank has enjoyed steady appreciation. The key driver of the positive performance was the successful expansion strategy over the past years and the group's growth into one of the leading financial services providers in Central and Eastern Europe with a customer base of more than 16 million clients. Amid the negative impact of the US subprime crisis on financial shares in the USA and Europe, the Erste Bank share, despite continuing record financial results, registered its first calendar-year price decline since 1999.

PERFORMANCE OF EQUITY INDICES

US mortgage crisis triggers volatility

In 2007, although most international equity markets were able to maintain the prevailing upward trend of the last five years, the performance for the year was well below that of the previous years, when annual rates of advance had been in the double digits. After the first half of 2007 – during which positive macroeconomic and corporate news still lifted stock markets to significant gains and some indices in the USA and Europe even reached new all-time highs – share prices were sent downward by heightened volatility that emanated from the US-centred crisis in the mortgage market. On balance, despite the price declines in the third and fourth quarter, most of the observed equity markets ended the year on a net gain. Germany's DAX stock index performed best, with an advance of about 22%. The Dow Jones Industrial Average in the USA rose 6.4% over the year; the European Eurotop 300 Index was up 1.6%. By contrast, the stock markets in Switzerland, Italy and Japan closed the year lower than twelve months earlier.

The performance on stock markets last year was driven by the persistent financial and credit crisis in the USA and its effects on the real economy. A combination of drastic quarterly earnings declines and losses at the major American banks (Citigroup, Bank of America, JP Morgan, Merrill Lynch, Morgan Stanley and others) reflecting multi-billion-dollar write-offs, the involvement of European banks in the US subprime meltdown, and worldwide fear of a liquidity crunch all caused share prices in Europe to fall significantly and increasingly unnerved investors. Additional downside factors were new all-time highs in the euro against the US dollar and the rise in oil prices to almost USD 100 per barrel. The desired calming of financial markets failed to be achieved by the three cuts in US benchmark interest rates since the middle of September, by the interventions of the US Federal Reserve (the Fed), the European Central Bank (ECB) and other central banks to expand liquidity in the money market and by the US government's emergency plan for combating the subprime crisis.

Banking sector under pressure

European banks found themselves at the centre of investor attention during the reporting period due to the uncertainty over the amount and consequences of their exposure to non-performing US mortgage loans and credit derivatives. Liquidity shortages, write-downs in the billions of euros and the publication of sharp earnings reductions or losses for the third quarter by some European financial institutions (UBS, Deutsche Bank, Credit Suisse, Northern Rock, among others) led to substantial falls in share prices, in some cases in the double-digit range. The Dow Jones Euro Stoxx Bank Index, which represents the most important European banks, closed the year at 407.32 points. As a result of the lasting international credit crisis and the likelihood of falling corporate earnings (or losses) and dividend cuts, the index gave up 8.9% in the period under review.

ATX affected by international environment

After setting a new all-time high of 4,981.87 points on 9 July 2007, Austria's blue-chip ATX index was also drawn into the downdraft of the negative international stock market environment and followed a volatile trajectory. With a closing index level of 4,512.98 points at the end of December and a performance of 1.1% for 2007, the ATX was not able to replicate the previous years' double-digit gains. Positive drivers for the Vienna stock exchange were increased trading volume, which on average rose from EUR 10.5 billion to almost EUR 15 billion, and an influx of capital from public offerings and capital increases totalling EUR 10.1 billion that approximately matched the record inflows of the year before.

ERSTE BANK SHARE PERFORMANCE

Performance below that of recent years

Having marked its high to date on 27 April 2007 at a closing price of EUR 61.50, the Erste Bank share suffered significant setbacks in the further course of the year in the turmoil generated by the subprime crisis. At the end of 2007 the share closed at EUR 48.50, down 16.5% for the year. This was in line with the average performance of European financial shares, most of which also saw price losses in the double digits. Unlike some

European banks, however, Erste Bank remained on its growth path in 2007, delivering record results. Moreover, Erste Bank is not invested in the US mortgage market or in subprime loans. Accordingly, only mark-to-market revaluations, rather than write-downs were required. Concerns of international investors regarding the further macroeconomic trend in Romania and its possible effects on BCR (the country's largest bank and 69% owned by Erste Bank) likewise took a heavy toll on the share price. Recommendations from the 24 investment banks that regularly produce research on Erste Bank remained predominantly positive. The research reports singled out in particular Erste Bank's successful course of expansion and integration as exemplary in the CEE banking sector. The management's reaffirmation of the financial targets supported most analysts' estimates for earnings growth, cost control and the benefits accruing from restructuring and efficiency-boosting projects.

Trading volume and market capitalisation

Owing to the price decrease in the reporting period, the market capitalisation eased despite the increase in the number of shares through the ongoing employee share ownership and management stock option plans. Share turnover was raised further. On average in 2007, about 850,888 Erste Bank shares were traded per day on the Vienna Stock Exchange. This represented an increase of about 21% in average daily turnover compared to one year earlier.

Performance of the Erste Bank Share in comparison*

	Erste Bank Share	ATX	DJ Euro Stoxx Bank Index
Since IPO (Dec 1997)	337.6%	245.9%	-
Since SPO (Sep 2000)	312.8%	286.2%	15.9%
Since SPO (July 2002)	178.3%	270.0%	62.1%
Since SPO (Jan 2006)	7.8%	15.8%	7.5%
2007	-16.5%	1.1%	-8.9%

*) IPO...Initial Public Offering, SPO... Secondary Public Offering.

The share's trading volume on the Prague Stock Exchange, where Erste Bank has been listed since October 2002, rose by 53% from the previous year to about 275,600 shares per day. The market capitalisation of Erste Bank at the end of 2007 was EUR 15.3 billion, compared to EUR 18.3 billion as of 31 December 2006.

DIVIDEND POLICY AND GROWTH TARGETS

Erste Bank is a rapidly growing group, which has completed a number of successful acquisitions in Central and Eastern Europe in recent years. In order to ensure sufficient resources for expansion in this region, the management board has chosen not to set a fixed payout ratio. Instead, when Erste Bank meets its financial targets, the annual dividend is increased by at least 10% compared to the year before. This ensures a Tier 1 capital ratio of approximately 6.5% to 7%. However, should the Tier 1 ratio rise to more than 7%, the dividend policy may be adjusted to increase the payment by well more than 10% compared to the year before.

Stable payout ratio

A dividend of EUR 0.75 per share will be proposed to the Annual General Meeting on 6 May 2008. The renewed increase in the dividend by 15% and the greater number of shares outstanding as a result of the employee share ownership and management stock option plans translated into a payout ratio of 20%, in line with historic levels.

Attractive, long-term growth targets

Erste Bank offers investors long-term, steady growth prospects. The medium-term targets to 2009 were updated with the presentation of the results for the third quarter of 2007. Based on significantly reduced cost increases, growth of at least 20% in net profit after minority interests is expected for 2008 and growth of at least 25% for 2009. The cost/income ratio is to be lowered to less than 55% by 2009. Return on equity, which contracted significantly in 2006 because of the increase in share capital, is to return to a level of 18% to 20% by 2009.

INVESTOR RELATIONS

The investor relations activities last year again centred on expanding the investor base and further raising awareness of the equity story of Erste Bank. Highlights of the year were the regular spring and autumn road shows and the fifth international Capital Markets Day. In June and November 2007 the management visited investors in the USA and Europe to report on the progress made with integration in the new markets and to emphasise the stable earnings trend at Erste Bank against the backdrop of the financial and credit crisis.

On 21 September 2007, Erste Bank held its fifth international Capital Markets Day in Bratislava. The more than 50 institutional investors and analysts present were thoroughly briefed by the management on the new holding company structure, the integration of BCR as well as risk and performance management. The management also reported on the developments and outlook in Erste Bank's markets. Strong interest was shown in the live webcast of the Capital Markets Day on the internet, with 1,121 downloads on the day of the event.

Performance of the Erste Bank Share and major indices; indexed


125
100
75
DJ Euro Stoxx Banks
Austrian Traded Index (ATX)
Erste Bank Share
1 January 2007
31 December 2007
Erste Bank Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

In 2007 the management together with the investor relations team of Erste Bank again participated in numerous banking and investor conferences – organised by international investment banks Merrill Lynch, Morgan Stanley, ING, UBS and Goldman Sachs – and met with large numbers of investors. Likewise, Erste Bank's strategy and positioning were presented to international investors at road shows held jointly by Wiener Börse, Erste Bank and other Austrian banks in London and New York. In total last year, the management and the IR team conducted 515 one-on-one or group meetings with local and international investors (2006: 516 meetings).

As well, two events last year were designed specifically for Erste Bank's retail shareholders. On 19 April 2007, for the eighth year in succession, Erste Bank hosted an Internet chat forum with the Chief Executive. Many current and prospective retail investors took this opportunity to communicate directly with CEO Andreas Treichl. On 27 September shareholders had the chance to speak to the retail shareholder representatives on the supervisory board.

The brisk interest in the Erste Bank share was documented by numerous research reports on the group. A total of 24 investment banks published research on Erste Bank, including three which initiated coverage during the year.

Research reports on Erste Bank

_Bear Stearns
_CA IB
_Cazenove
_Citigroup
_CSFB
_Deutsche Bank
_Dresdner Kleinwort
_Execution
_Fox-Pitt, Kelton
_Goldman Sachs
_HSBC
_ING
_JP Morgan
_KBC Securities
_Keefe, Bruyette &Woods
_Kepler
_Merrill Lynch
_Morgan Stanley
_Raiffeisen Centrobank
_Redburn
_Sal. Oppenheim
_Société Générale
_UBS
_WestLB
_Wood

New governance structure

Clear separation of holding and local business duties


Head GCIB [1] Kinsky
Head GM [2] Hochstrasser
CEO Treichl
CFO CPO [3] Kisbenedek
CRO Spalt
COO Juranek
Divisionalised businesses
Steering functions
Centre functions Infrastructure
Retail & SME Business
ERSTE BANK Austria
ČESKÁ SPOŘITELNA
BCR
SLOVENSKÁ SPORITEĽŇA
ERSTE BANK Hungary
ERSTE BANK Croatia
ERSTE BANK Serbia
ERSTE BANK Ukraine

[1] GCIB: Group Corporate & Investment Banking [2] GM: Global Markets/Treasury [3] CPO: Chief Performance Officer

Governance that evolves with our expansion into CEE

Strategy

Another year of strategic consistency

In 2007 we continued to execute the strategy that has served us well over the past years and that was first devised nearly 10 years ago. In essence, we kept to our goal of expanding our retail banking and fund management businesses in an efficient manner within the confines of Central and Eastern Europe (CEE). 2007 provided further evidence that this is the right course of action: our markets advanced on a long-term growth path and we, as a key investor in the region, were one of the major beneficiaries of this secular trend. In addition, thanks to the fast pace of European integration, our risk-return profile continued to improve, with the vast majority of our clients now living in fast growing member states of the European Union.

Overall, our strategy rests on three pillars: the business focus pillar identifies the development of our retail and SME banking operations as our key activity; the geographic focus pillar defines Central and Eastern Europe as our home market and the efficiency focus pillar links these two, by setting out the vision of operating and expanding as efficiently as possible. In response to the rapid development of the group we added a new dimension to this third pillar in 2006: it now covers a fundamental redesign of our group governance model.


CONSISTENT STRATEGY since 1997 IPO
Business focus - retail banking
Geographic focus - Central and Eastern Europe
Efficiency focus - synergy & new governance model
VALUE CREATION FOR SHAREHOLDERS, CLIENTS AND EMPLOYEES

Business focus – retail banking

A clearly defined business focus lies at the core of Erste Bank's operations: we directly serve 16.4 million customers in eight core markets and operate some 2,900 branches, as well as state-of-the-art alternative distribution channels, such as internet and phone banking. Hence, while we do have substantial operations outside retail banking, retail banking is our core competence.

In a way, retail banking is also woven into Erste Bank's genetic fabric. In 1819 wealthy Viennese citizens donated funds in order to establish Erste Bank's predecessor, a savings bank. They aimed to bring affordable banking services to wide sections of the population. This goal is just as valid today as it was some 190 years ago, especially against the backdrop of operating in Central and Eastern Europe.

In today's context, retail banking is attractive for us because it offers a compelling business case, comprehensive scope in terms of product offering and the opportunity to operate in well diversified markets.

The business case is characterised by a number of favourable parameters, one of which is the lower level of volatility than experienced in large corporate or investment banking. Consequently, our earnings growth is strong and stable, our provisioning levels are almost unchanged over a number of years and our capital requirements are lower. Another positive factor is the longevity of our growth path, which is a result of operating in a portfolio of markets that are at different stages of economic development.

Austria is a mature and stable banking market, the Czech Republic, Hungary, Slovakia and Croatia are developing transformation economies, while Romania, Serbia and the Ukraine are emerging banking markets. This means that we can draw on our broad product knowledge in mature markets and selectively apply those retail banking products that are most suited to our clients' needs in less developed markets.

Geographic focus – Central and Eastern Europe

In the late 1990s we came to the conclusion that our longterm future as an independent bank was very much contingent on finding new markets outside Austria: at that time growth opportunities were limited, leaving only repeated cost cutting exercises as a way to improve the bottom line. As a result we decided to make a long term commitment to the markets at our doorstep, essentially our neighbouring countries in Central Europe – the Czech Republic, Slovakia, Hungary, Croatia and Slovenia. We defined an extended home market of 40 million people with the clear intention to enter these markets by making selected acquisitions. In Austria we pursued a policy of seeking closer integration with the savings banks sector in order to increase scale, offer our clients better value and work more efficiently.

Since then we have far surpassed our initial goals. Our home market now covers a contiguous region of 120 million inhabitants, we have successfully integrated more than ten acquisitions in Central and Eastern Europe, and in Austria we have made a quantum leap forward in our efforts to work more closely with the savings banks through the establishment of the cross guarantee system. This agreement forms the basis for a wide-ranging cooperation between Erste Bank and the savings banks covering such aspects as common back office structures, common marketing and common product development.

Our expansion into Central and Eastern Europe has yielded great benefits: shareholders have enjoyed sustainable earnings growth, customers can access our comprehensive range of services in more countries than ever before, and our employees have more development opportunities than at any time in the company's history. Consequently, we will continue on our proven growth path, extending our footprint in Central and Eastern Europe, when suitable opportunities arise.

Efficiency focus – Swift implementation of new governance model

Our aim to work more efficiently across the group is a direct result of our rapid expansion. It also reflects the realisation that a number of tasks are more efficiently carried out on a group-wide, standardised basis, while sales efforts are best handled locally. Or put differently, we aim to create a more successful banking group of what is already a successful group of banks. After performing a project-oriented approach in realising synergies, we took the natural next step and introduced a new group governance model in order to ensure strategic flexibility and increased efficiency.

We have continued with the setup of an operating holding company that started in late 2006 and actively prepared for the spin-off of the Austrian retail and SME business into a standalone subsidiary. The newly established Erste Holding will be responsible for the following three main functions:

_Major steering functions of the group, such as strategy, performance management, strategic risk management, HR and talent development, etc.

_Operating businesses, in the form of the newly established Global Markets (GM) and Group Corporate and Investment Banking (GCIB) divisions.

_Provision and planning of infrastructure for Erste Holding as well as the local customer businesses.

In contrast to Erste Holding the regional subsidiaries in Central and Eastern Europe as well as the spun-off Austrian customer business, Erste Bank Austria, will run the local retail and SME businesses. In addition, group-wide platforms for regional business topics (e.g. retail cross-selling initiatives) will ensure the adoption of best practices and exchange of experience across the group.

The new group structure is being implemented in two phases, primarily to mitigate any operational risks related to the migration of the IT systems. The first phase was successfully completed and led to the establishment of a factual holding company through the separation of group and Austrian activities within the existing legal entity "Erste Bank der oesterreichischen Sparkassen AG". The aim of the first phase to implement the target structure within the current legal framework was hence achieved. Specifically, the following measures were implemented:

_Clear allocation of responsibilities to two board committees, i.e. holding committee and Austrian committee.

_Allocation of units to the holding company and the prospective Erste Bank Austria as well as split of centre functions, such as controlling, communications, marketing, etc.

_Selection of new management teams for Erste Holding and Erste Bank Austria in order to ensure continuity.

_Implementation of a cooperation model between holding and local banks for all business lines and steering functions.

_Set up of an internal management reporting in line with the target structure.

The second phase is to be completed by mid 2008 and will lead to the legal separation of Erste Bank Austria from Erste Holding. As of this moment both entities will be independent companies in terms of all legal/regulatory aspects, IT systems and logistics.

The implementation of the new governance model is a key milestone in Erste Bank's development. The management of Erste Bank Austria can now fully focus on running the Austrian customer business and the cooperation with the savings banks, while the new group board can focus on strategy and exert balanced attention to the performance of all businesses. This creates the basis for stable growth and further synergies in the future.

GROWTH DRIVERS

Our investors routinely ask us where future growth will come from. Since growth is not only an essential part of our equity story, but also of strategic importance to our business model we will briefly present the long-term development patterns in our markets, as well as the three most important determinants of future growth: loan growth, wealth management and regional expansion.

Growth patterns

Our business model benefits from a unique growth profile that extends over the next 20 - 30 years and is tied to the economic catch-up process of Central and Eastern Europe. It derives its strength from the fact that our markets are at different stages of development. For this purpose we have classified our markets into three clusters: emerging, developing and mature markets, as shown in the chart below.

Banking development in transformation economies


Emerging
Developing
Mature
5-20 years
15-20 years
200
150
100
50
Banking assets/GDP in 2007 (in %)
Austria*
Croatia
Hungary
Czech Republic
Ukraine
Serbia
Slovakia
Romania
○ = 10 Mio inhabitants
1
5
10
20
100
GDP/capita in 2007 (in EUR thousand, log scale), time
*) Domestic assets only

Source: Local central banks, Eurostat, Erste Bank.

Emerging markets are characterised by a GDP/capita level of below EUR 5,000 and a banking asset penetration of some 50% or less. Depending on the economic position at the start of transformation, we estimate this period to take between 5 – 20 years. Within our business portfolio Erste Bank Serbia,

Banca Comercială Română and Erste Bank Ukraine, our Serbian, Romanian and Ukrainian subsidiaries respectively, operate in such markets. At this stage of development growth is mostly derived from plain-vanilla banking products, such as savings, payments transfers as well as current accounts and debit cards. While household loans usually play an insignificant role at these levels of income, an increase in the banked population is typically a major source of growth.

Developing markets feature GDP/capita between EUR 5,000 and EUR 20,000 and a banking asset penetration ratio of anywhere between 60% and 140%. We estimate that this stage lasts at least 15 – 20 years. In this period retail lending comes of age and transformation countries reach a level of wealth that facilitates the introduction of more sophisticated banking products, such as mortgages, credit cards, consumer loans as well as wealth management products. Our central European businesses in the Czech Republic, Slovakia, Hungary and Croatia fall into this bracket.

Mature markets are defined by GDP/capita in excess of EUR 20,000 and banking asset penetration north of 150%. These tend to offer only selected growth opportunities and typically only grow in line with GDP. We find it useful to operate in such markets to the extent that we can draw on experiences and transfer knowledge to less developed markets. Depending on the factors that influence market structure, the most significant of which is shareholder orientation or the lack thereof, these markets can either be very profitable such as in the UK or Spain, or less so, such as in Austria or Germany.

Loan growth

In many of the countries in which we operate, retail lending was non-existent just a couple of years ago. This was firstly because nominal and real interest rates were high, secondly because disposable incomes did not support household credit growth and thirdly because of a lack of a healthy competitive environment due to high levels of state ownership. All this has changed over the past few years: in developing transformation economies interest rates are in the process of convergence or have already converged, disposable incomes have risen strongly on the back of overall GDP growth, and most state banks have been sold to foreign strategic investors fostering product innovation and competition. This powerful combination underlies current growth trends and will fuel future growth.

To assess the maturity and hence the credit growth potential of banking markets loan penetration measures, such as customer loans/GDP, household loans/GDP and/or mortgages/GDP are commonly used. For countries with highly diverging levels of GDP/capita, though, this masks the true growth opportunity, as it discounts the impact of GDP growth itself. For instance, the assumption that developing transformation economies with customer loan penetrations of between 40% to 60% are already fairly developed and hence offer limited incremental growth opportunities compared to mature economies such as Austria, where domestic loan penetration is somewhat above 100%, are not factoring in the fact that it is the GDP growth differential that is the major driving force behind the loan growth opportunity. As a result, we believe that absolute per capita figures offer a fairer reflection of the growth opportunity than relative measures.

Customer loans/capita in CEE (2007)
in EUR thousand


35
30
25
20
15
10
5
0
32.7
6.7
6.1
6.5
4.6
2.0
1.3
1.2
Developing transformation economies
Emerging transformation economies
Austria
Croatia
Hungary
Czech R.
Slovakia
Romania
Serbia
Ukraine

Source: Local central banks, Eurostat.

The above chart shows the enormous gap that even today exists between mature and developing economies on the one hand and between developing and emerging economies on the other. Countries such as Hungary and the Czech Republic, but also Croatia and Slovakia are many years away from reaching Austrian, let alone west European levels of loans per capita. This picture is even starker with the countries we entered in 2005 and 2006: levels of private sector indebtedness in Romania, Serbia or Ukraine barely register on the radar screen in the context of developed economies. Hence, we believe that credit expansion will be a secular growth trend, rather than a process that has already surpassed its peak.

Within the overall loan growth trend, we will particularly benefit from our focus on the retail customer. In almost all our markets retail lending, particularly in the form of residential mortgages, has only just started. A case in point is mortgage penetration: it equals about 14% of GDP in our most developed markets, while it is still substantially lower in Romania, Serbia or the Ukraine. Even in Austria this measure only stands at 23%, leaving room for growth, while in the European Union it reached an estimated 50% in 2007.

Wealth management

While private sector and especially retail credit expansion will be the growth engine of the immediate future, wealth management, which covers our private banking, fund management and life insurance business lines, will drive growth as our markets become wealthier. Irrespective of when this actually happens, we are already uniquely positioned to benefit from any such development: we dominate the fund management markets in our existing central and east European universe with a market share of 22%. In addition, we can draw on our experience in Austria, where we are leaders in retail funds and hold the No. 2 spot overall with a market share of 18%, as detailed below. In life insurance, we are among the leaders in Austria, while we have established strong footholds in all other markets.

As pointed out, the growth dynamics in fund management differ fundamentally from those experienced in standard banking products, in so far as meaningful growth typically kicks in at a later stage of economic development. Based on historic trends in countries such as Spain or Austria, we estimate that growth in fund management reaches critical mass when nominal GDP/capita hits the trigger point of about EUR 10,000.

Almost all developing transformation economies, such as the Czech Republic, Slovakia, Hungary and Croatia have either surpassed or are closing in on this level. It is at this level that we believe basic consumption needs are satisfied and attention starts to shift towards providing for the future.

Erste Bank fund management market shares (2007) in %


40
35
30
25
20
15
10
5
0
23.2
32.2
12.6
19.8
18.9
16.4
Slovakia
Czech R.
Hungary
Croatia
Austria
Romania

Source: Erste-Sparinvest.

Accordingly, the divide in fund management between mature and developing markets on the one hand, and between developing and emerging transformation economies on the other is even starker than that experienced in the area of loans. As shown in the following exhibit, funds under management per capita in Austria equalled EUR 19,700 at the end of 2007, while the same figure stood at about EUR 1,300 and EUR 1,200 in Hungary and the Czech Republic, respectively. In Romania the fund management market is in the very early stages of development. While growth reached nearly 40% in 2007, funds under management still only stood at a lowly EUR 260 million or at only EUR 12 per capita. In Serbia the legal infrastructure for fund management was only established in 2007 and accordingly all the growth is still to come.

Funds under management/capita in CEE (2007) in EUR thousand


25
2
0
19.7
Developing transformation economies
1.2
1.3
0.9
1.2
Emerging transformation economies
0.0
0.0
Austria
Czech R.
Hungary
Slovakia
Croatia
Serbia
Romania

Source: Local fund management associations, Eurostat.

The wealth management opportunity is best illustrated by a striking comparison. At the end of 2007 we managed assets of EUR 31 billion in Austria, a market of 8.3 million people. In our developed central and east European markets, covering the Czech Republic, Slovakia, Hungary and Croatia, which have a combined population of just over 30 million, the same figure stood at only EUR 7.8 billion. While assets in Austria hardly grew in 2007, growth in the above-mentioned CEE markets registered 33%. In the past the growth differential was even more pronounced, leading to the conclusion that developing CEE funds under management could reach 50% of the Austrian levels inside ten years.

Regional expansion

Regional expansion was a major growth driver in the past and will continue to be a significant source of growth in the future. In this context, acquisitions play a major role in our business model. So far acquisitions have been our preferred way of executing our central and east European expansion strategy. Since 1997 we have bought ten banks and invested about EUR 7 billion into Central and Eastern Europe, thereby actively contributing to the regeneration and redevelopment of the region.

In our acquisitions we adopt a flexible approach that strikes a measured balance between risk and return. In markets, where political and economic risks are higher, typically countries that have no immediate hope of joining the European Union, we will limit our investments to levels that minimise our downside, while at the same time allowing us to capture the opportunity. Cases in point are our operations in Ukraine and Serbia. In the former we effectively entered the market through a greenfield operation, while in the latter we only established a regional, instead of a country-wide presence, reflecting our assessment of the market at the time. In countries that profit from speedy European integration, such as Romania, we will commit substantial resources.

Irrespective of the actual market entry strategy, when we buy a bank we adhere to a defined set of guiding principles. Firstly, within the EU we always aim to buy a bank with a leading market position or when this is not feasible an operation that we feel has a chance of reaching a market share of 15 – 20% in terms of clients and/or retail products, either through bolt-on acquisitions or organic growth. Outside the EU our operations should represent a solid base to achieve such a market share if we see fit. Secondly, any new bank has to fit the existing network and be beneficial to our clients. Thirdly, we will only acquire majority stakes in order to exert full management control. And last but not least, we stick to the following financial acquisition criteria:

_A return on equity of at least 20% by the third year following the year of closing of the acquisition. Historically we have always achieved this target.

_A return on investment of 10% by the third year following the year of closing of the acquisition. This measure is important to us because it includes the impact of goodwill. Historically we have achieved ROI figures in the range of 12% -15%.

_Achievement of earnings accretion by the third year following the year of closing of the acquisition.

What really sets our acquisition policy apart is our post deal integration expertise. The restructuring and integration process typically starts the day after signing. A service agreement gives Erste Bank experts immediate access, so that they can familiarise themselves with day-to-day operations of the bank straight away. Following closing of the transaction, a tried and tested transformation programme is put in place and executed by a multinational transformation team, led by a senior Erste Bank executive. It typically lasts no longer than 18 months and covers all material aspects of the business. In sensitive areas, such as risk management, existing staff are immediately assisted by Erste Bank staff in order to upgrade the function to group standards as quickly as feasible.

As a result of our highly developed regional expertise and our positive acquisition track record, we will continue to grow our regional franchise both through carefully selected acquisitions that fit the existing network, and organically.

Operating profit growth accelerates to 27%

in EUR million	2007	2006	Change
BALANCE SHEET			
Total assets	200,519	181,703	10.4%
Loans and advances to credit institutions	14,937	16,616	(10.1%)
Loans and advances to customers	113,956	97,107	17.4%
Risk provisions for loans and advances	(3,296)	(3,133)	5.2%
Securities and other financial assets	44,214	42,497	4.0%
Other assets	30,708	28,616	7.3%
Total liabilities and equity	200,519	181,703	10.4%
Amounts owed to credit institutions	35,165	37,688	(6.7%)
Amounts owed to customers	100,116	90,849	10.2%
Debts evidenced by certificates, including subordinated capital	36,667	27,024	35.7%
Other liabilities, provisions	17,168	15,238	12.7%
Shareholders' equity	8,452	7,979	5.9%
Minority interests	2,951	2,925	0.9%
INCOME STATEMENT			
Net interest income	3,945.8	3,189.3	23.7%
Risk provisions for loans and advances	(454.7)	(439.1)	3.6%
Net commission income	1,857.9	1,445.9	28.5%
Net trading result	351.1	277.9	26.4%
General administrative expenses	(3,642.1)	(2,945.3)	23.7%
Operating result	2,547.7	2,003.6	27.2%
Pre-tax profit	1,927.6	1,522.2	26.6%
Net profit after minorities	1,174.7	932.2	26.0%

Cost/income ratio

at new all-time low

Management Report

SUMMARY OF ECONOMIC PERFORMANCE OF ERSTE BANK GROUP IN 2007

General economic environment

The overall business environment last year both in the USA and the EU area was marked by a benign economic trend and an accompanying rise in commodity prices and interest rates.

Within this bigger picture, the second half of 2007 in particular was affected by the subprime crisis in the USA and an associated shortage of liquidity, which led to substantial price declines on almost all major international stock exchanges.

In Austria as well, the economic setting in 2007 was very positive. Gross domestic product is estimated to have grown by 3.3% in real terms over the year.

In the Central and Eastern European countries, economic expansion was considerably stronger still, with GDP growth of 5-9% in the most important markets where Erste Bank operates. Only Hungary saw a significant slowdown in growth, combined with sharply rising inflation.

In 2007 the European Central Bank continued its policy of small interest rate increases begun in December 2005, raising the benchmark rate to 4% by the middle of the year. However, the liquidity shortfall triggered by the subprime crisis led to a much greater rise in short-term market interest rates.

Erste Bank Group's performance

Banca Comercială Română (BCR) has been included in the consolidated financial statements since 12 October 2006; Erste Bank Ukraine, since 24 January 2007; Diners Club Adriatic in Croatia (DCA), since 2 April 2007; ABS Banka in Bosnia (acquired from Steiermärkische Sparkasse), since 3 April 2007. This change in the reporting base should be taken into account when interpreting the reported rates of change.

As the inclusion of BCR had a significant impact (while the effects of Erste Bank Ukraine, DCA and ABS Banka were still small), the rates of change in the amounts of income statement items are presented both with and without the effects of BCR's inclusion. As part of the pro-forma presentation excluding BCR, the prior year's net interest income was also adjusted to remove the investment income of approximately EUR 56.4 million on the proceeds of the capital increase conducted in January 2006 for the acquisition of BCR. This investment income was earned during the period ending with the transaction's closing in October 2006 and was thus absent in the 2007 reporting year. For balance sheet items, the comparatives are as at 31 December 2006 and include BCR.

Despite the international financial crisis, the Erste Bank Group again delivered record earnings in 2007 and thus met its demanding profit targets.

As was recently forecast, net profit after minority interests grew by 26.0% from EUR 932.2 million to EUR 1,174.7 million (or by 14.2% to EUR 984.6 million excluding BCR).

Operating result – representing operating income less general administrative expenses – climbed even more strongly, by 27.2% from EUR 2,003.6 million to EUR 2,547.7 million (excluding BCR: up 15.9% to EUR 2,151.0 million).

Operating income and operating expenses in EUR million


8,000
6,000
4,000
2,000
0
3,831
4,049
4,329
4,949
6,190
2,461
2,595
2,670
2,945
3,642
2003
2004
2005
2006
2007
General administrative expenses
Operating income

The increase in operating income of 25.1% from EUR 4,948.9 million to EUR 6,189.8 million (or 12.1% to EUR 5,264.4 million excluding BCR) was larger than the rise in general administrative expenses of 23.7% from EUR 2,945.3 million to EUR 3,642.1 million (excluding BCR: up 9.7% to EUR 3,113.3 million).

The cost/income ratio (general administrative expenses as a percentage of operating income) improved from the prior-year level of 59.5% to 58.8% (excluding BCR: 59.1%).

The charge to the income statement for risk provisions for loans and advances rose by a modest 3.6% from EUR 439.1 million to EUR 454.7 million (excluding BCR: up 11.3% to EUR 479.5 million).

A noticeable deterioration from a deficit of EUR 42.3 million to a negative EUR 165.4 million (or from EUR -12.7 million to EUR -77.2 million excluding BCR) was registered in the overall balance of other operating result and the results from the various categories of financial assets, due especially to lower gains from and higher write-downs on securities and to additional amortisation of customer relationships for BCR and DCA.

Net profit after minority interests was EUR 1,927.6 million, up 26.6% from the prior-year level of EUR 1,522.2 million (excluding BCR: up 12.9% to EUR 1,594.4 million).

The average number of employees in the Erste Bank Group last year was 52,352 (prior year: 40,032, with BCR only included for the fourth quarter of 2006 – also see the Notes to the consolidated financial statements). Productivity per employee (pre-tax profit divided by the employee count) was almost unchanged at EUR 37,000 (prior year: EUR 38,000).

For the full year 2007 this resulted in a cash return on equity of 14.6% after taxes and minority interests (reported return on equity: 14.1%) compared to 13.8% (reported ROE: 13.7%) in 2006. "Cash" means before the amortisation of the capitalised intangible assets representing customer relationships and merchant relationships from acquisitions.

Operating result and net profit after minorities in EUR million


3,000
2,000
1,000
0
1,370
1,454
1,659
2,004
2,548
353
521
717
932
1,174
2003
2004
2005
2006
2007
Net profit after minorities
Operating result

Cash earnings per share in 2007 rose to EUR 3.92 (reported EPS: EUR 3.76) compared with EUR 3.14 (reported: EUR 3.10) in the year before.

Key profitability ratios in %


65
64
63
62
61
60
59
58
57
56
55
20
19
18
17
16
15
14
13
12
11
10
64.2
64.1
61.7
59.5
58.8
13.7
17.0
19.5
13.7
14,1
2003
2004
2005
2006
2007
Cost/income ratio
Return on equity

Total assets grew by 10.4% from EUR 181.7 billion a year ago to EUR 200.5 billion. At 31 December 2007 the Erste Bank Group operated 993 bank branches in Austria (including those of the Haftungsverbund savings banks) and 1,915 in Central and Eastern Europe.

The **solvency ratio** (which from January 2007 is defined in accordance with Basel II) in respect of credit risk increased from 10.3% at the end of 2006 to 10.5% at 31 December 2007. The Tier 1 capital ratio with respect to credit risk rose from 6.6% to 7.0%.

Dividend

For the 2007 financial year the management board will propose to the annual general meeting on 6 May 2008 to raise the dividend from EUR 0.65 per share to EUR 0.75.

Outlook

In the third quarter of 2008 Erste Bank AG plans to split off the **Austria business** (largely the domestic retail and corporate banking business including entities allocated to them) into a wholly-owned subsidiary. The remainder of Erste Bank AG will act as a holding company for the major banking subsidiaries and the group's infrastructure functions, as well as for operating-level entities Global Markets and Group Corporate and Investment Banking. This intra-group change in structure will have no effect on the financial results of the group as a whole.

The **Erste Bank Group is targeting** growth of at least 20% in net profit after minority interests for 2008 and at least 25% growth for 2009.

The **cost/income ratio** is to be reduced to less than 55% by 2009. **Return on equity** is to reach 18-20%, again in 2009.

ANALYSIS OF PERFORMANCE

Operating income structure and trend in EUR million


7,500
6,000
4,500
3,000
1,500
0
3,831
4,049
4,329
4,949
6,190
2003
2004
2005
2006
2007
Net interest income
Net commission income
Trading result
Income from insurance business

Net interest income

The strong credit demand at the Central and Eastern European subsidiaries combined with a rising trend in interest rates led to an increase of 23.7% in net interest income from EUR 3,189.3 million to EUR 3,945.8 million. Even when the inflating effect of the consolidation of BCR is excluded, the rise of 11.9% to EUR 3,358.8 million was highly satisfactory.

The net interest margin (net interest income as a percentage of average interest-earning assets) improved from 2.31% to 2.49%. This increase resulted mainly from the inclusion of BCR. The average spread in the Austrian business eased slightly to 1.6%. The average net interest margin in the CEE countries expanded from the prior year's 3.8% to 4.1% in 2007.

Net interest margin in %


5
4
3
2
1
0
4.10
4.00
3.72
3.80
4.15
2.44
2.33
2.22
2.31
2.49
2.02
1.85
1.73
1.72
1.61
2003
2004
2005
2006
2007
Austria
Central and Eastern Europe
Overall group

Net fee and commission income

Net fee and commission income was boosted in 2007 by 28.5% year-on-year, from EUR 1,445.9 million to EUR 1,857.9 million (excluding BCR: up 14.3% to EUR 1,601.4 million).

Superior growth rates were achieved especially in the credit business, up 64.0% (17.9% excluding BCR) and in payment services, up 34.7% (15.3% excluding BCR). Within payment services, this growth was led by the card business, up 48.4% (28.7% excluding BCR).

Of particular note was the very positive trend at the subsidiaries in Hungary and Croatia.

Net trading result

Despite difficult market conditions prevailing especially in the second half of 2007, net trading result was pushed up by 26.4% from EUR 277.9 million to EUR 351.1 million (excluding BCR: up 6.1% to EUR 274.6 million).

Income from insurance business

At EUR 35.0 million, income from insurance business was virtually constant compared to the year before (EUR 35.8 million). Excluding BCR, this income item decreased by 8.8% to EUR 29.6 million. Factors that weighed on results in 2007 included expenses for securities write-downs and losses realised on disposal of securities.

Net fee and commission income, structure and trend in EUR million


2,400
2,000
1,600
1,200
800
400
0
997
1,135
1,257
1,446
1,858
2003
2004
2005
2006
2007
Securities business
Building society and other
Lending business
Payment business
Insurance business

General administrative expenses

Overall, general administrative expenses rose by 23.7% from EUR 2,945.3 million to EUR 3,642.1 million. As one factor in the increase, initial outlays for future efficiency gains made themselves felt in additional expenses for group-level projects, particularly in other operating expenses. At BCR the restructuring and transformation costs in 2007 (approximately EUR 68.2 million) had a strong adverse impact on expenses.

Excluding BCR, the increase in general administrative expenses was 9.7%, raising this item to EUR 3,113.3 million. When the smaller subsidiaries newly added in 2007 – Erste Bank Ukraine, Diners Club Adriatic and ABS Banka – are also excluded, the rate of increase eases to 8.0%, with a total for 2007 of EUR 3,065.6 million.

General administrative expenses, structure and trend, in EUR million


4,500
3,750
3,000
2,250
1,500
750
0
2,461
2,595
2,670
2,945
3,642
2003
2004
2005
2006
2007
Personnel expenses
Other operating expenses
Depreciation of property and equipment

Personnel expenses went up 25.1% from EUR 1,750.5 million to EUR 2,189.3 million (excluding BCR: up 8.7% to EUR 1,832.4 million).

In Central and Eastern Europe this reflected the increase in performance-related compensation, severance pay (or provisioning for it) for outgoing staff at BCR and the expansion of the branch network in Romania and Ukraine.

Headcount at 31 December 2007


1,925
Other
1,130
Erste Bank Ukraine
958
Erste Bank Serbia
1,886
Erste Bank Croatia
3,056
Erste Bank Hungary
4,763
Slovenská sporiteľňa
12,224
Banca Comercială Română
15,658
Erste Bank Group incl. savings banks in Austria
10,842
Česká spořitelna

As a 31 December 2007 the Erste Bank Group employed a total of 52,442 people (31 December 2006: 50,164 employees).

Excluding Erste Bank Ukraine (first consolidated in January 2007), Diners Club Adriatic (consolidated since April 2007) and ABS Banka, the total number of employees rose only slightly in 2007. As part of the group-wide centralisation of IT activities, 378 employees were transferred to a group subsidiary from Česká spořitelna, Slovenská sporiteľňa and Erste Bank Croatia.

Other administrative expenses were up 26.2%, from EUR 848.2 million to EUR 1,070.5 million (excluding BCR: up 16.2% to EUR 950.1 million).

Within this rise, the Central and Eastern European increase of 36.0% to EUR 628.8 million (excluding BCR: up 17.6% to EUR 508.3 million) was significantly higher than in the rest of the group (up 14.5% to EUR 441.7 million).

Among the reasons for this were expenses associated with the conversion of the core banking system and the introduction of the euro in Slovakia, as well as the "Bank of First Choice" programme in the Czech Republic. Thus IT expenses, as the largest cost component, grew by 43.9% to EUR 244.4 million.

Depreciation of property and equipment increased by 10.3% from EUR 346.6 million to EUR 382.3 million. Excluding BCR, however, there was a small decrease of 1.0% to EUR 330.9 million. This is explained by lower investment activity in Austria in the past few years, where this expense item decreased by 8.7% in 2007 as a result.

Operating result

Operating income (net interest income, net fee and commission income, net trading result and income from insurance business) grew by 25.1% from EUR 4,948.9 million to EUR 6,189.8 million (excluding BCR: up 12.1% to EUR 5,264.4 million).

General administrative expenses were up 23.7% from EUR 2,945.3 million to EUR 3,642.1 million (excluding BCR: up 9.7% to EUR 3,113.4 million). The **cost/income ratio** therefore fell to 58.8% (prior year: 59.5%).

Operating result was thus expanded by 27.2% from EUR 2,003.6 million to EUR 2,547.7 million (excluding BCR: up 15.9% to EUR 2,151.0 million).

Risk provisions for loans and advances

Taking into account new allocations and releases, amounts written off and recoveries of amounts previously written off, risk provisions for loans and advances rose by only 3.6% from EUR 439.1 million to EUR 454.7 million. This was mainly due to income from revaluations and disposals of previously written-off loans of about EUR 39.6 million in BCR. Excluding BCR, the loan impairment allowance would have increased by 11.3% to EUR 479.5 million.

Increases in the Central and Eastern European region are explained primarily by the strong credit growth in the past several years. In International Business the risk trend remained favourable, leading to a net release of provisions. At the savings banks, the adoption of Basel II methodology resulted in the release of risk provisions for individually assessed loans and advances, while new allocations to portfolio provisions were small. This effect, however, was largely eliminated by the presence of minority interests and thus had little impact on group net profit.

The financial risks of Erste Bank and the goals and methods of risk management are discussed in the detailed risk report in the Notes.

Other operating result

The 17.6% deterioration in other operating result from a deficit of EUR 144.0 million in the year before to a negative EUR 169.3 million in 2007 resulted from the full year's amortisation expense for customer relationships at BCR and the first-time amortisation of the customer relationships and distribution network of Diners Club Adriatic. The total expense for this amortisation rose from EUR 18 million in 2006 to EUR 81.8 million in 2007 (including EUR 76.0 million at BCR). Excluding BCR, other operating result would have improved from a deficit of EUR 113.8 million to one of EUR 82.5 million, or by 27.5%.

Results from financial assets

Total results from all categories of financial assets fell sharply from the previous year's EUR 101.7 million to EUR 3.9 million.

Aside from lower realised gains on available-for-sale securities, this decline was attributable chiefly to required write-downs in the fair value portfolio, particularly on structured products and equities. These were partly related to the difficult market situation experienced especially in the latter half of 2007.

Pre-tax profit

Pre-tax profit rose from EUR 1,522.2 million in the previous year to EUR 1,927.6 million, an increase of 26.6% (excluding BCR: up 12.9% to EUR 1,594.4 million).

Tax situation

In accordance with current group taxation regulations, the majority of the most important domestic subsidiaries (especially s Bausparkasse, IMMORENT, ERSTE-Sparinvest KAG, s Versicherung and Salzburger Sparkasse) constitute a group of companies with Erste Bank AG for tax purposes under section 9 of the Austrian Corporation Tax Act and are thus subject to taxation as a single entity.

For 2007 this profit pool incurred no current tax expense for Austrian corporate income tax. This was attributable to loss carry-forwards, high tax-free income and the ability to deduct (especially foreign) investment income tax. The amounts reported in taxes on income thus relate primarily to foreign, income-based taxes, deferred tax assets and liabilities recognised under IFRS, as well as tax payable by smaller Austrian subsidiaries and various Haftungsverbund savings banks.

In 2007 the reported total of EUR 377.6 million of taxes on income (prior year: EUR 339.8 million) included a deferred tax expense of EUR 33.3 million (prior year: EUR 82.7 million).

The tax rate eased from 22.3% to 19.6%. The main underlying factor was the considerable increase in the profit contribution from BCR, which was taxed at the lower Romanian rate of 16%.

Balance sheet developments

Total assets of the Erste Bank Group rose by 10.4% from EUR 181.7 billion one year earlier to EUR 200.5 billion at the end of last year.

Balance sheet structure and trend/assets in EUR million


240,000
180,000
120,000
60,000
0
128,575
62,188
139,812
65,384
152,681
75,078
181,703
94,129
200,519
95,091
2003
2004
2005
2006
2007
Other assets
Financial assets (FV, AfS, HtM, trading assets)
Loans and advances to credit institutions
Investments of insurance companies
Loans and advances to customers
Risk-weighted assets pursuant to sec. 22 (2), Austrian Banking Act (BWG)

Loans and advances to customers grew by more than total assets, from EUR 97.1 billion to EUR 114.0 billion, an increase of 17.4%.

In the Austrian business, growth was 10.0%. Although far ahead of the Austrian market, this was a moderate rate compared to the increase of 31.7% in lending to customers in Central and Eastern Europe. Retail lending in particular showed a very positive trend in this region, with the loan book in this client segment up by 40.4% in CEE.

Loans and advances to customers, structure and trend in EUR million


125,000
100,000
75,000
50,000
25,000
0
67,766
4,949
72,843
6,937
80,419
9,771
97,107
15,963
113,956
21,878
2003
2004
2005
2006
2007
Public sector
Private customers
Foreign private households
Commercial customers
Other

The **stock of risk provisions** increased by 5.2% in the year under review (reflecting new allocations, releases and utilisation of risk provisions), rising from EUR 3.1 billion to EUR 3.3 billion.

Trading assets increased from EUR 6.2 billion to EUR 6.6 billion, or by 7.2%.

As a result not least of the market situation in the second half of 2007, the **securities** held in the various categories of financial assets grew by less than total assets, increasing by 3.5% from EUR 36.3 billion to EUR 37.6 billion. Specifically, a rise in fixed-interest bonds was offset by a decrease in other securities.

Investments of insurance companies expanded from EUR 7.3 billion in the previous year to EUR 8.1 billion in 2007, an advance of 9.9%.

A decline of 10.1% from EUR 16.6 billion to EUR 14.9 billion was registered in **loans and advances to credit institutions.**

Balance sheet structure/liabilities and total equity in EUR million



240,000
180,000
120,000
60,000
0
128,575
139,812
152,681
181,703
200,519
2003
2004
2005
2006
2007
Deposits by banks
Debts evidenced by certificates and subordinated liabilities
Customer accounts
Total equity and other liabilities

In liabilities, similar to the assets side, there was a reduction in **deposits by banks**, which fell by 6.7% from EUR 37.7 billion to EUR 35.2 billion.

A welcome trend was seen in **customer accounts**, which rose by 10.2% from EUR 90.8 billion in the prior year to EUR 100.1 billion.

A very strong expansion of 42.5% from EUR 21.8 billion to EUR 31.1 billion occurred in **debt securities in issue**. This resulted primarily from a switch among institutional clients from deposit products to securitised debt instruments and led to an increase in issuance of commercial paper and certificates of deposit.

Effective 1 January 2007 the approach to **capital adequacy calculation** under the Austrian Banking Act was changed to the **Basel II** framework. This meant that from 2007, for the entire credit risk in the retail business of Austria and the Czech Republic, the Internal Rating-Based (IRB) Approach has been applied to the calculation of qualifying capital; for the other Basel segments, the Foundation IRB Approach was used. The remaining group companies followed the Standard Approach. Market risks are covered by an internal model approved by the Austrian supervisory authority. Operational risk in 2007 was measured by the Basic Indicator Approach.

Solvency ratio and Tier 1 capital ratio in %



12
10
8
6
4
2
0
10.7
10.7
11.0
10.3
10.5
6.3
6.7
6.8
6.6
7.0
2003
2004
2005
2006
2007
Solvency ratio
Tier 1 capital ratio

Despite the strong growth on the assets side of the balance sheet, **risk-weighted assets** – the basis for calculating credit risk – increased by only 1.02% from EUR 94.1 billion at the end of 2006 (calculated under Basel I) to EUR 95.1 billion at 31 December 2007 (calculated in accordance with Basel II).This is explained above all by the more favourable risk weights applied to retail assets under Basel II.

Information relating to the supplementary disclosure requirements of section 243a of the Austrian Commercial Code is presented in the Notes under the heading "Equity".

At the end of 2007, total **qualifying capital** of the Erste Bank Group of credit institutions as determined under the Austrian Banking Act was EUR 11.1 billion. The coverage ratio, based on the legal minimum requirement at that date (EUR 8.8 billion), was 127% as in the previous year.

Tier 1 capital after the deduction of items specified by the Austrian Banking Act was EUR 6.7 billion.

The resulting **Tier 1 capital ratio** based on credit risk (Tier 1 capital after deductions under the Act, as a percentage of credit risk-weighted assets determined under section 22 (2) of the Act) was 7.0%, versus 6.6% at the end of 2006.

Tier 1 capital under BWG and hybrid tier 1 capital in EUR million


7,500
6,250
5,000
3,750
2,500
1,250
0
3,912
4,377
5,112
6,185
6,674
605
711
900
1,250
1,248
2003
2004
2005
2006
2007
Tier 1 capital
Hybrid Tier 1 capital

The **solvency ratio** in respect of credit risk (total regulatory capital less the non-credit risk capital requirements – especially settlement risks, operational risks and position risks in the trading book and foreign currency positions – as a percentage of risk-weighted assets as defined in section 22 (2) of the Austrian Banking Act) was 10.5% at 31 December 2007 (2006 year-end: 10.3%) and thus considerably surpassed the statutory minimum requirement of 8%.

Corporate social responsibility (CSR)

A detailed sustainability report is presented as a separate section of this annual report.

Growing contribution from Central and Eastern Europe

2006

in EUR million	
Pre-tax profit	
Austria	698.7
CEE	808.5
Net profit after minorities	
Austria	345.9
CEE	563.7
Average risk-weighted assets	
Austria	46,634.7
CEE	24,146.7

2007

in EUR million	
Pre-tax profit	
Austria	790.2
CEE	1,246.4
Net profit after minorities	
Austria	374.5
CEE	869.6
Average risk-weighted assets	
Austria	49,365.8
CEE	34,757.9

Net profit contribution by region
in %

74.0
Central and Eastern Europe



26.0
Austria (incl. Corporate Center and International Business)

Risk-weighted assets by region
in %

37.7
Central and Eastern Europe



62.3
Austria (incl. Corporate Center and International Business)

Segments

INTRODUCTORY REMARKS

This year the segment report includes comments on credit risk, but otherwise follows the same structure as in the previous years. The following tables and texts may contain rounding differences.

As in previous years, a number of financial measures to assess the performance of business segments were used. All measures are calculated in accordance with IFRS and show the group contribution of the single business lines in relation to the overall group performance. This leads to differences between locally reported figures and measures, and segment numbers.

In 2006 a new method for equity allocation was introduced. Under the previous method all the equity of Erste Bank Group was primarily allocated to the segments based on the distribution of risk-weighted assets (credit risk). Erste Bank's new approach to equity allocation involves not allocating all equity available across the group but only that part that the business lines of Erste Bank AG or its subsidiaries require on the basis of costs (viewed as parameters for operational risk), risk-weighted assets (viewed as the basis for the credit risk) and the equity requirement (to cover the market risk), largely on the basis of the relevant value-at-risk calculations. This also takes into account the correlation effects across risk categories. The difference between the total available equity and the capital booked against the business segments is presented in the Corporate Center segment.

As a result of the new equity allocation, the net interest income line can accordingly show material differences compared to local reporting. The process of equity allocation is implemented in several stages during segment reporting, as set out below:

_Elimination of local equity including the corresponding return on investment
_Elimination of the refinancing costs of the book value of equity interests, which were previously assigned to equity interests (these are now booked to the Corporate Center)
_Recognition of the corresponding group equity and the accompanying return on investment according to the new methodology described above.
_Acquired goodwill (including goodwill allocated to customer relationships and distribution networks) and its P&L effects are allocated to the Corporate Center.

At each stage a corresponding tax liability or tax exemption applies to the resulting balance.

This leads to a significant optimisation of Erste Bank Group's management of equity risk-return ratios and also a clear improvement in comparability across the various segments.

A round-up of the segments – presented by business lines and geographical markets – can be found in the Annex on page 127 under Note 35.


ERSTE BANK GROUP
Austria
Saving Banks
Retail & Mortgage
Large Corporates
Treasury & Investment Banking
Branches
EB's branches in Vienna and eastern Austria
SME
Own savings banks
Majority-owned savings banks, mainly in western Austria
Real estate/ mortgage
Building society, private and commercial real estate financing
Other subsidiaries
Fund management (ESPA),
insurance
s Versicherung), etc.
Central and Eastern Europe (CEE)
Czech Republic
Romania
Slovakia
Hungary
Croatia
Serbia
Ukraine
International Business
Corporate Center

AUSTRIA

The Austria segment includes most banking activities in Austria and additional activities conducted on a group-wide basis. It is divided into four sub-segments: Savings Banks, Retail and Mortgage, Large Corporates, and Treasury and Investment Banking.

Economic Review

In 2007 Austria enjoyed another year of strong economic growth outperforming growth in the eurozone for the sixth year running. Real GDP rose by 3.3% in 2007, at the same fast pace as in the year before, while GDP/capita hit a record level of EUR 32,700. As with last year, domestic demand was the major contributor to growth, while export growth also had a beneficial effect. As a result, the normally very moderate unemployment rate declined again to close to 4%, remaining well below the Eurozone average.

Consumer price inflation rose in line with international commodity price developments from well below 2% in 2006 to close to 2%. Given the growth in the other Eurozone countries, the European Central Bank continued its policy of modest rises in interest rates begun in December 2005, hiking its policy rate to 4% by mid year. In contrast short term market rates experienced a sharp rise from an average of 2.9% in 2006 to 4.4% in 2007 as a direct result of the full breakout of the US subprime crisis and ensuing liquidity shortages in the banking system.

Austria's current account balance improved further, once again helped by a very strong export performance. The trade balance rose to 2.1% of GDP, up from 1.4% in 2006. The general government balance remained in break-even territory as a result of increased tax revenues, the continuation of administrative reforms, the effects of the previous pension reforms and the declining unemployment rate, and thus remained well inside the limits set out by the Stability and Growth Pact.

Key economic indicators - Austria	2004	2005	2006	2007e
Population (ave, million)	8.2	8.2	8.3	8.3
GDP (nominal, EUR billion)	236.1	245.3	257.9	272.4
GDP/capita (in EUR thousand)	28.9	29.8	31.1	32.7
Real GDP growth	2.3%	2.0%	3.3%	3.3%
Private consumption growth	1.8%	2.0%	2.1%	1.7%
Exports (share of GDP)	51.0%	53.4%	56.1%	57.9%
Imports (share of GDP)	46.7%	48.5%	50.4%	51.2%
Unemployment (Eurostat definition)	4.8%	5.2%	4.7%	4.3%
Consumer price inflation (ave)	2.0%	2.1%	1.7%	1.9%
Interest rate (1m interbank offer rate)	2.1%	2.1%	2.9%	4.1%
EUR FX rate (ave)	1.0	1.0	1.0	1.0
EUR FX rate (eop)	1.0	1.0	1.0	1.0
Current account balance (share of GDP)	2.4%	3.0%	3.3%	4.6%
General government balance (share of GDP)	-1.2%	-1.6%	-1.4%	-0.8%

Source: Eurostat.

Market review

Austria's domestic banking market shows many features of a mature Western market: a high degree of competitive tension and low profit margins; and a market structure that is characterised by a large number of non-listed institutions, which impacts on the cost structure as well as profitability. Although this means that the sector is less profitable than the rapidly growing markets of Central and Eastern Europe, the Austrian market offers selected growth opportunities in areas such as mortgages and wealth management. While Austria already occupies a leading position in wealth management, the traditionally low rate of property ownership is a clear indication of the potential for the mortgage sector.

Financial intermediation – Austria
in % of GDP


240
180
120
60
0
191
106
89
195
107
90
201
105
95
2003
2005
2007e
Domestic assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Eurostat.

Overall market aggregates, ie those including foreign assets, reflect the Austrian banks' push into Central and Eastern Europe. In 2007 total banking assets/GDP stood at 330%, an impressive level even by international standards and up from 268% in 2003.

Growth in the Austrian market is, however, uneven. While the total market grows strongly on the back of the ever increasing central and east European exposure, the domestic asset/GDP ratio has been hovering around 190%-200% for the past decade or so. A similar dichotomy can be observed for other aggregates such as deposits and loans. Domestic aggregates grow in line with GDP, while foreign aggregates tend to grow in excess of both Austrian and local GDP.

Market shares – Austria
in %


25
20
15
10
5
0
21
19
19
23
19
20
22
20
19
2005
2006
2007
Total assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Erste Bank.

In parallel to the stable development of the domestic market, Erste Bank maintained its position as one of the leading Austrian banks. In 2007 total asset market share declined only marginally to 22%. In addition, Erste Bank maintained very stable market shares in domestic deposits and loans. It served some 2.8 million customers through a network of some 993 own and savings bank branches as well as electronic channels.

Savings Banks/Haftungsverbund

Business profile. In 2007 the Savings Banks segment encompassed 45 Austrian savings banks with 717 branches that were consolidated as a result of their membership in the Haftungsverbund (cross guarantee system) and in which Erste Bank AG held little or no equity interest. Savings banks that are majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl) are included in the Retail and Mortgage segment.

In October 2007 the approval of the first business combinations with the savings banks by the Austrian cartel authorities led to the establishment to the *Haftungsverbund Neu*, i.e. the new cross guarantee system. This framework enables Erste Bank and the participating savings bank to cooperate on such key operational issues as common product development; the development of a unified identity through a one-brand strategy; the standardisation of business and marketing strategies for retail and corporate banking; the development of common management information and control systems and integration of central functions.

Business review

Strategy. The goal of the cooperation between Erste Bank and the savings banks is to work together on significant business tasks. This includes projects related to statutory requirements, cooperation in the development of management information and monitoring systems as well as organisational plans and information technology issues. This cooperation is facilitated without restrictions by the establishment of the *Haftungsverbund Neu* or the new cross guarantee system.

Highlights 2007

Customer growth and market share gains. Erste Bank in Austria and the savings banks succeeded in further increasing main client share in 2007. This was, among other things, due to the success of the uniform market presence and a joint advertising strategy. Erste Bank and the savings banks provided services to a total of 2.8 million customers, translating into an increase of around 2% since 2006.

Extended product range. In 2007, the product portfolio was adapted to people's needs in line with the life-cycle approach. This included, for example, support on the issues of inheritance, enduring power of attorney, long-term care, a support service for freelancers and companies, a special medical service, support for start-ups, hedging against risks and handing over companies.

Implementation of European standards. In 2007, the implementation of two European standards was a central issue. On the one hand, the implementation of the MiFID (Markets in Financial Instruments Directive) was initiated, and on the other hand work was carried out on the unification of payments in Europe (SEPA – Single European Payment Area), which is designed to make non-cash payments within Europe easier. The goals of MiFiD are a standardised market for financial services, uniform standards for providers of brokerage services, a further increase of competition and higher priority for investor protection. In close cooperation with s IT Solutions, the savings banks sector succeeded in fulfilling the statutory requirements in 2007.

Financial review

in EUR million	2007	2006
Pre-tax profit	320.4	246.1
Net profit after minority interests	20.0	15.8
Operating result	433.9	406.0
Cost/income ratio	65.6%	67.0%
Return on equity	8.8%	6.0%

Net profit after minority interests increased to EUR 20.0 million, a substantial increase of 26.8% over the year before. A significant rise in loans and advances to customers lifted net interest income from EUR 839.7 million to EUR 864.6 million (by 3.0%). Aided by factors such as the continuing benign cost trend (down by EUR 4.1 million or 0.5%), operating result improved from EUR 406.0 million to EUR 433.9 million (up 6.9%). The cost/income ratio improved from 67.0% to 65.6% in 2007.

A decline in other result reflected the net value changes from measurement of securities not held for trading and from companies accounted for at equity in 2007. Risk provisions decreased from last year's EUR 171.3 million to EUR 96.2 million (down 43.9%) as a result of Basel II-induced releases of risk provisions for customer segments that were not deemed to be non-performing. Return on equity increased to 8.8%. This was helped by a proportionately lower capital requirement as a consequence of the introduction of Basel II.

Credit risk

Credit exposure at the Haftungsverbund savings banks rose by EUR 3.6 billion or 9.4% to EUR 42.1 billion and accounted for a 19.9% share of the group's total exposure. Non-performing loans (NPLs) increased by 28.6% and made up 5.4% of the Haftungsverbund savings banks' total exposure. NPL coverage by risk provisions amounted to 54.5%.

Outlook 2008

2008 will be marked by the further development of the new cross guarantee system (*Haftungsverbund Neu*). This will comprise an estimated 48 savings banks, or 51 including the three savings banks in which Erste Bank has a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg Neusiedl). This signifies a new way ahead for the future with regard to the cooperation between the savings banks. It represents a business combination between legally independent savings banks, which now permits intensive cooperation within the savings bank sector. Customers will benefit from up to 100% protection for their savings as well as the provision of financial services throughout the country, also outside the urban centres. A joint marketing strategy with coordinated sales drives in the areas of saving, lending, retirement provision and asset management will support the sale of financial products and represents a management priority for 2008.

Retail and Mortgage

Business profile. The Retail and Mortgage segment comprises all activities outside the savings banks segment in Austria relating to retail, mortgage and small and medium-sized corporate customers. More specifically, it includes Erste Bank's network of 143 branches and six commercial centres in Eastern Austria, including Vienna, which predominantly serves professionals, retail clients and SMEs. As noted above, it also includes three savings banks with 133 branches, majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl).

A portion of the results of the investment fund business of Erste-Sparinvest, consisting of private banking and portfolio management for retail customers, and of the life insurance business (s Versicherung), are also included in this segment. Erste-Sparinvest is the market leader in retail funds in Austria and No. 2 overall, while s Versicherung, which is the partner to Erste Bank, the savings banks and s Bausparkasse, is one of the leading life insurance companies in the Austrian market.

Erste Bank's Austrian real estate and mortgage activities also form part of this segment, covering retail mortgages, not-for-profit, subsidised and commercial housing finance, and property management and brokerage. The main operating units are building society s Bausparkasse – the market leader in Austria – which finances private customers as well as non-profit and commercial housing developers and has also been responsible for Erste Bank's mortgage bond transactions since 2005; property agency s REAL, with 84 offices across Austria; and s Wohnbaubank, a specialist real estate bank.

Business review

Strategy. The Retail and Mortgage segment aims to offer its retail customers a one-stop solution for all their financing and investment needs. The strategic focus is on the expansion of its market share with the youth and students segment, on pension products for all target groups, increasing client numbers in the key over-60s group and the rapid development of mortgage services. The aim is to be the partner of choice for small and medium-sized enterprises. For this, products that emphasise the service capabilities outside the traditional lending business will be developed. In fund management the aim is to expand the leadership position in the retail area.

Highlights 2007

Successful retail business. Business in own branches was once again characterised by growth in core segments in 2007. The volume of savings deposits grew to by 4.2% to EUR 7.9 billion. Due to increasing money markets interest rates, the greatest demand was registered for short-term, fixed rate savings products with fixed interest rates, such as savings bonds, or card-based savings accounts. After the record year of 2006, net fee and commission income from the securities business increased by 5% to EUR 106 million in 2007 in spite of market turbulence in the second half of the year. The highlights of the year also included the establishment of a joint venture between Erste Bank and the Vienna Insurance Group. As part of joint campaigns, both banking and insurance products are to be offered directly to staff of corporate customers. Focal points will be the strengthening of cross-selling, proactive marketing, an improvement of service quality and last but not least the acquisition of new customers.

SME business on profitable growth path. Business with small and medium-sized companies developed exceedingly well in 2007. In comparison to the previous year, lending volume expanded by more than 15% to EUR 1.9 billion while the risk profile remained unchanged. Double-digit growth rates were achieved both in net interest income and commission income. Thanks to declining costs achieved despite this growth, the operating result increased by no less than 42% to EUR 39 million. Return on equity rose to a new high at 9.5%, while the cost-income ratio fell to a new low at just under 40%.

Increases for s Bausparkasse and in residential construction. The extraordinary growth figures of the previous years were topped once again in 2007 thanks to the successful cooperation with the savings banks. Large-volume building society loans rose by 22.7 % from 759 million to EUR 932 million, while the large-scale financing generated by s Bausparkasse for Erste Bank increased by 13.8% to EUR 2.2 billion. The lending volume for residential building finance by Erste Bank and s Bausparkasse (private residential building and large-scale residential construction) showed a very pleasing rise – from an already high base – of 7.7% to EUR 13.2bn in 2007. In the private residential building sector, the focus was on advice and service offers related to the renovation or redevelopment of apartment houses and apartments with the goal of increasing energy efficiency. In large-scale residential building, the ongoing diversification of the service offer towards the investment and payments businesses as well as other banking services such as hedging interest rate risk, organising information and special events, climate protection and local community financing continued. The international expansion was also continued with the beginning of the authorisation procedure for a building society in Romania.

Increased use of alternative distribution channels. 2007 saw a shift away from standardised services towards the use of alternative distribution channels of distribution. The use of *netbanking*, Erste Bank's online banking service in Austria, saw an increase from 99,000 to 112,000 private customers.

In the year 2007, there were a total of 11.5 million *netbanking* customer contacts compared to 10.8 million in the previous year. The number of transactions completed via *netbanking* increased by 400,000 or 10.2% to a total of 4.3 million. The proportion of private customer transactions carried out using *netbanking* rose from 30% in December 2006 to 36% in December 2007.

Number of active online banking users of Erste Bank in Austria, in thousands



140
120
100
80
60
40
20
0
72
86
99
112
2004
2005
2006
2007

Quelle: Erste Bank.

Strong growth in CEE investment fund assets. In 2007, Erste Sparinvest increased the total funds under management by 3.3% to EUR 38.2bn. It thus grew considerably faster than the overall market. The extension and standardisation of regional private banking services was a central theme in 2007, as was the planning of market entry into promising new markets such as Serbia or Ukraine. The acquisition of various asset management mandates from pension funds was also a very positive development. Overall, Erste Sparinvest received numerous awards for its performance. This was not least due to the use of a solution-orientated investment approach which is advantageous for customers as it avoids the overweighting of individual asset classes. This strategy has proved successful particularly in the light of the recent market turbulences.

Life insurance suffers from unfavourable market conditions. The fact that the interest rate environment was characterised by an increasingly flat yield curve had a major influence on Erste Bank's insurance business in 2007. As short-term investments attracted almost the same interest rates as single premium payments with long maturities, there was a clear fall in this previously popular type of investment. There was a positive development in the sales of state-sponsored pension plans. Marked increases were also achieved in casualty insurance.

Financial review

in EUR million	2007	2006
Pre-tax profit	198.4	178.3
Net profit after minority interests	143.1	123.4
Operating result	308.4	279.9
Cost/income ratio	66.9%	68.9%
Return on equity	18.8%	14.1%

The Retail and Mortgage segment continued to perform very well. Net profit after minority interests further improved by EUR 19.6 million (15.9%) from EUR 123.4 million to EUR 143.1 million, thanks especially to a favourable trend in operating result and a comparatively favourable risk situation. The expansion in the credit portfolio (particularly in mortgages) boosted net interest income by 2.9% from the previous year to EUR 552.8 million despite persistent heavy margin pressure on the deposits side. Net fee and commission income reached EUR 354.6 million, compared to EUR 335.1 million in the prior year. The increase of 5.8% was driven by the sustained brisk securities business.

There was a particularly positive trend in general administrative expenses: despite the intensified business expansion (for instance, in asset management) into the Central and Eastern European region, this item rose by only 0.3% (from EUR 621.0 million in the prior year to EUR 622.8 million in 2007). Operating result in this business segment improved by 10.2% from EUR 279.9 million to EUR 308.4 million. The cost/income ratio improved visibly compared to 2006, from 68.9% to 66.9%. Return on equity was 18.8%, up from 14.1% in the year before.

Credit risk

Exposure to private customers remained stable, up 0.7% to EUR 5.3 billion; the low risk category accounted for 87.7% of this volume; 55% of the volume was covered by collateral. Lending volume in the SME business rose by 2.3% to EUR 1,069 million, with the best risk categories making the strongest contribution to this growth. Collateral coverage improved from 49% in 2006 to 52.5% in 2007. In the Mortgage segment exposure increased by 13%. The share of exposure in the low risk category rose from 82% in the previous year to 86% in 2007. The share of substandard and non-performing loans in total exposure remained at a low 1.9%. The share of foreign exchange lending has decreased as a result of the strong euro and stood at 44% in the case of loans to households. Just under 90% of all FX loans was categorised as low risk.

Outlook 2008

In 2008, as part of the theme of old age provision, the 60+ target group will be a significant priority for product development and sales. In the medium term this is the largest target group requiring a very wide range of advice and products. Mortgages will also be a priority for 2008, with a focus on redevelopment and energy efficiency. In 2008 further emphasis will be placed on the advantages of building society savings for financial security and prosperity across all life stages. In order to ensure early customer retention and against the backdrop of a low churn rate in the Austrian banking market, 2008 will also see the expansion of the product offering for children, the young and students. In the SME business 2008 will feature renewed market development efforts and a refocusing on the importance of the medium-size corporate customer. In **fund management** private banking services will be further expanded after the successes in 2007.

Large Corporates

Business profile. The Large Corporate segment serves commercial customers in Central and Eastern Europe with regional service requirements or special product needs, such as M&A advisory. IMMORENT's real estate and leasing is also allocated to this segment. As a result of the restructuring of Erste Bank the Large Corporate segment will be merged into the newly established Group Corporate and Investment Banking division of the holding company.

Business review

Strategy. A group-wide approach to large corporate customers in Austria and in Central and Eastern Europe was the reason behind the establishment of the Group Large Corporates (GLC) business unit three years ago. In mid-2007 Erste Bank decided to take the original GLC concept to the next level by establishing the Group Corporate and Investment Banking (GCIB) as an operating unit of the new holding company. Innovations include the implementation of industry specialisation among account managers; operation under one single brand; a new "international customers" unit to acquire customers from outside Central and Eastern Europe; and the integration of the International Business – still reported separately in the current edition of the annual report – with a view to enhancing portfolio diversification.

Local market presence is key to the growth strategy of the GCIB division. The core focus is to seize the opportunities related to multi-national large corporate clients and real estate projects, institutional and public sector clients, and foster the cross-fertilisation with other business lines. This will be achieved through group-wide bundling of product know-how into competence centres and a widened product offer covering debt financing, equity capital markets, mergers and acquisitions, debt advisory, project financing, syndication and leasing. Being an integral part of the GCIB division, IMMORENT will focus on its strength in leasing, project development, construction services and investment products. In terms of geography the entry into Ukrainian and Serbian markets should open up further opportunities for the GCIB division.

Highlights 2007

Corporate bond issues. The large corporate business posted another strong year despite an increasingly competitive market environment. Business volume and contribution to group profit grew clearly. Erste Bank's success in debt capital markets was especially noteworthy. The highlights of the year were a bond issue for Wienerberger amounting to EUR 500 million in spring 2007 as well as an oversubscribed issue of hybrid bonds for Voestalpine totalling over EUR 1 billion. The latter transaction was executed despite the more challenging market conditions after the outbreak of the US subprime crisis over the summer.

Strong year for IPOs. In 2007 various IPO mandates were executed successfully giving Erste Bank's institutional and retail client base access to promising investment opportunities. The initial public offering of Croatian incumbent telecom operator T-HT was an outstanding success where Erste Bank was part of the syndicate and responsible for the heavily oversubscribed Croatian retail offering. In Austria, Erste Bank managed to defend its Number 1 position in SME capital markets transactions: three out of four transactions in this field were managed by Erste Bank in 2007. Despite the IPO market turning more difficult in late 2007, Erste Bank managed to generate some EUR 19 million fee income from this business line.

Corporate finance activities advance rapidly. The highlights of the year in the field of corporate finance included advisory on various disposals of companies and non-core assets, and the preparation of feasibility studies and advisory for international acquisitions. Several high profile mandates were won from clients in Austria as well as Central and Eastern Europe. Amongst others, services were provided to large local corporations (CEZ, Telefonika O2 Czech Republic, Slovak Telekom), the Czech and Slovak government or state organisations (Ministry of Justice Czech Republic, Ministry of Finance Slovak Republic, Regional Hospital Pardubice, City of Zlín), local medium size companies and private clients.

Successful property business. In 2007 there was a further distinct increase in new business volume and an all-time high for the overall business volume. This was particularly due to the activities of the new competence centres at group level. At the same time, the quality of the portfolio remained stable. In the commercial property sector, the financing of the project *Viertel Zwei* in Vienna with a volume of almost EUR 300 million succeeded in setting a new milestone in this market and showed that excellent projects can also be realised in saturated markets. The group's position in Central and Eastern Europe was consolidated appreciably. There was considerable expansion in Romania, where shopping centres in Bucharest and several regional cities were financed as well as a number of office blocks and logistics centres.

Exceptional results in IMMORENT. The highlight of the year for IMMORENT was the acquisition of a 36,000 m² site located at Vienna's Südbahnhof (Southern Train Station) to build the new headquarters of Erste Group. The development project started this year, the first construction phase is scheduled to be completed by 2012. Besides this, IMMORENT commenced another project right in Vienna's city centre, office and residential buildings in Slovenia, office buildings in Prague, and logistics parks in Slovakia (Košice) and Croatia (Jastrebarsko).

Financial review

in EUR million	2007	2006
Pre-tax profit	157.4	115.4
Net profit after minority interests	122.2	83.0
Operating result	169.0	154.0
Cost/income ratio	39.6%	38.8%
Return on equity	16.9%	16.4%

In the Large Corporates segment in 2007, net profit after minority interests grew by 47.3% from EUR 83.0 million to EUR 122.2 million. Net interest income rose disproportionately strongly (by 20.3%) from EUR 147.6 million in 2006 to EUR 177.6 million last year. The key factor behind this trend was the expansion of the real estate leasing subsidiary, IMMORENT, both in Austria and the CEE region. As there were no major defaults or insolvencies, risk provisions declined compared to the previous year. The increase in other result stemmed primarily from gains on the revaluation or sale of investments in companies accounted for at equity. The expansion in the leasing segment in the CEE region contributed to, among other items, the increase in general administrative expenses of 13.7% from EUR 97.6 million to EUR 111.0 million. The cost/income ratio was 39.6% and return on equity went up from 16.4% to 16.9%. A factor which detracted from return on equity was the expected higher capital requirement under Basel II. Both the expansion in business volume and the change in method used to determine the capital requirement for credit risk (particularly in the areas of customer rating and higher weights for unused credit lines) led to a significant increase in risk-weighted assets and the resulting equity allocation.

Credit risk

Lending volume in the Large Corporates segment rose by 18% to EUR 18.2 billion in 2007. At the same time asset quality improved: the best risk category posted above-average growth of 22.7% and accounted for 85% of the portfolio. Lending volume in the real estate and project finance business rose by 39% to EUR 3.0 billion, accompanied by an improvement in asset quality. Collateral coverage declined only slightly from 78.4% in 2006 to 76.2% in 2007. Coverage of non-performing loans was sufficient. Unsecured loans within the "Management attention" category declined by 60%, while they were down by 24% in the substandard and non-performing categories. Collateral coverage of IMMORENT's EUR 5.5 billion loan portfolio – in line with the requirements of the leasing business – stood at 80%. A marginal fall in non-performing loans was offset by a slight rise in substandard loans; at the same time risk provisions remained at satisfactory levels.

Outlook 2008

In 2008 the GCIB division will focus on exploiting arising opportunities in emerging markets such as Romania and Ukraine, while continuing to generate stable income streams in the more mature and established markets such as Austria and the Czech Republic. The expected business growth is to be supported by all three main GCIB business lines: Real Estate & Leasing, an established business with continued high growth potential in CEE, will carefully monitor developments on international financial markets and build on its strengths – in-depth knowledge of the customer and the CEE region, a clear understanding of each individual development project and no exposure to derivative or secondary market real estate securities or ventures; in addition, efforts in infrastructure and public sector finance, a limited-risk business with very high growth potential, will be stepped up. Group Large Corporates and Investment Banking will focus on business development in Central and Eastern Europe. The International Business will also make solid profit contributions; further details regarding the International Business segment can be found from page 75 onwards.

Treasury and Investment Banking

Business profile. The Treasury and Investment Banking segment comprises third-party and proprietary trading activities in Vienna, London, New York and Hong Kong, as well as asset liability management. Amongst others, the segment carries out the following tasks on behalf of the group:

_Management of asset-liability risk (interest rate and liquidity risks) for Erste Bank Group
_Foreign currency, fixed-income and securities trading products for all client groups

_Development of structured products, especially for all central and east European growth markets

The Treasury and Investment Banking segment links the financial markets, customers and the bank. It is the competence centre for structured investment products, working with the distribution units in order to develop the product range and to open up access to the emerging growth markets of Central and Eastern Europe for its retail and institutional clients. As a result of the restructuring of Erste Bank the bulk of the Treasury and Investment Banking segment will become part of the newly established Global Markets Division.

Business review

Strategy. The expertise in CEE forms the basis for product innovation, making this business unit a reliable and professional partner for clients taking investment decisions throughout Erste Bank's home market in the future. The Treasury and Investment Banking segment's strategic goal is to be the best product provider in the core market of Central and Eastern Europe with a broad range of standard products, tailor-made structured products, competitive pricing and professional advisory services.

In trading Treasury and Investment Banking will leverage its market position as one of the region's largest liquidity providers and build on its market knowledge and proximity. The diversification of trading activities will ensure advances in operating performance despite volatile markets in individual asset classes.

Highlights 2007

Establishment of the Global Markets Division. The restructuring of Erste Bank into a holding company and an Austrian subsidiary led to the integration of the Treasury and Investment Banking business into the holding as an operative division. The new structure will lead to a concentration in the assumption of risks and in trading activities into group-level trading books. At the same time, several trading locations are being retained to maintain regional know-how. The sales units will also continue to be organised regionally. The first to be affected by divisionalisation are Erste Bank in Austria, Česká spořitelna; Slovenská sporiteľňa, Erste Bank Hungary und Erste Bank Croatia as well as the investment banks in Hungary, Poland and Croatia. In a second stage, BCR, Erste Bank Ukraine and Erste Bank Serbia will be integrated. The goal of the new structure is to achieve economies of scale which should lead to a better market positioning.

Successful with structured products. 2007 was a successful year in the field of structured investment products, in spite of an increasingly volatile market environment. One of the focal points of the past year was the continued expansion of the product range in certificates: the number of products offered almost tripled compared to 2005. In order to increase the awareness of these products, international road shows, fairs and presentations in the most important financial centres in Germany and CEE were carried out alongside a number of sales training courses for Erste Bank and the savings banks. In addition, a new front office IT system for structured products was implemented, ensuring a supply of innovative and internally developed products for sales and giving trading the opportunity to further extend the level of own production. These initiatives should contribute to double-digit growth rates in this product segment in the coming year.

Diverse product innovations. A number of product innovations were again placed in the market in 2007. The new products included, for example, hybrid bonds from several well-known companies, and certificates for regional, central and east European share baskets. A further focus was on preparations for the placement of certificates at central and east European stock exchanges, where Erste Bank succeeded in becoming the first issuer to list a certificate at the Warsaw Stock Exchange. Similar steps are to be taken in the coming year in Budapest and possibly at other stock exchanges in the region.

Last but not least, the sales initiatives with tailor-made solutions for business customers were successfully continued and extended. The range of capital market products to hedge against risks in the fields of foreign currency, interest rates and liquidity was continuously expanded and adapted. The ESPA Alternative Multi-Strategy Fund managed by Capital Markets also developed extremely well in 2007 and succeeded in winning the award for the best fund of hedge funds in Austria.

Financial review

in EUR million	2007	2006
Pre-tax profit	114.0	158.9
Net profit after minority interests	89.1	123.7
Operating result	131.2	144.2
Cost/income ratio	46.9%	41.5%
Return on equity	31.6%	51.2%

Compared to 2006, net profit after minority interests fell from EUR 123.7 million to EUR 89.1 million (down EUR 34.6 million or 27.9%). This reflected the fact that, while the profit performance in Treasury's net interest income and net fee and commission income was exceedingly good, there was a – not unexpected – deterioration in the profit contribution from balance sheet management. In net interest income, the decline in asset liability management caused by the general market interest rate trend and the flat yield curve was only partially offset by exceptionally good results from the money market business. Net interest income thus retreated by EUR 13.7 million or 20.1% to EUR 54.5 million. Net fee and commission income rose by EUR 17.6 million or 19.5% from EUR 90.3 million to EUR 107.9 million, thanks primarily to the securities business – notably in structured products – and income from capital market transactions. The reduction in other result (to a deficit of EUR 17.2 million versus a surplus of EUR 14.8 million in the prior year) can be attributed above all to revaluation requirements in the fair value portfolio amid the general market performance and interest rate trend. Driven by the business expansion among other factors, general administrative expenses rose by 13.4% from EUR 102.3 million to EUR 116.0 million in the year under review. The cost/income ratio was 46.9% and return on equity decreased from 51.2% to 31.6%.

Outlook 2008

The business focus in 2008 will be on increasing the share of customer-driven compared to proprietary-driven revenues. The current ratio of approximately 45:55 in favour of proprietary-revenues should be turned around in the medium-term to 60:40 in favour of customer-driven business.

In order to achieve this, the cooperation between Erste Bank and the savings banks in the sale and marketing of structured investment products is to be further extended. Initiatives will be taken in training and product management, but also in after-sales support and marketing in order to consolidate this product segment as a core element of the product portfolio. In the coming year, institutional customers and large customers are primarily to be offered innovative structured products with a CEE focus in addition to the standard products.

In trading, investments will again be made in structuring capacities in 2008. The goal is to continue to provide sales with innovative products and at the same time to increase the degree of own production in selected asset classes. In addition, a concentration of forces should raise efficiency levels.

CENTRAL AND EASTERN EUROPE (CEE)

The Central and Eastern Europe segment comprises Erste Bank's operations in the CEE transformation economies, covering primarily Česká spořitelna, Banca Comercială Română, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Ukraine.

Czech Republic

Business profile. The Czech Republic segment includes Česká spořitelna and its subsidiary operations. Česká spořitelna is the leading retail bank in the country and the largest among Erste Bank's operations in CEE. It serves some 5.3 million retail, SME and large corporate clients; it operates a network of 636 branches and 1,124 ATMs. By 2007 Česká spořitelna had issued more than 3.3 million bank cards, including more than 600,000 credit cards. The bank's asset management, building society, factoring, pension fund and life insurance subsidiaries also occupy leading positions in their respective fields.

Economic review

In 2007 the Czech economy continued to grow strongly. Real GDP growth, while slightly below last year's record level came in at an estimated 6.1%, supported by strong exports and a further acceleration of domestic demand; private consumption and investments contributed in equal measure. GDP/capita advanced briskly, reaching about EUR 12,400, among the highest levels in Central and Eastern Europe. Unemployment continued to decline to below 7% in 2007 thanks to the strong performance of the Czech economy.

Inflation remained at moderate levels and within the target range of the central bank, while the Czech Crown advanced on its appreciation trend against the Euro both in nominal and real terms. Monetary policy followed the steps of the European Central Bank, albeit at a faster pace: as a result the interest rate differential between the eurozone and the Czech Republic was cut in half to 50 basis points. At the end of 2007 the reference rate of the Czech National Bank stood at 3.5%.

The overall positive picture was rounded off by an improvement in the current account balance. This development was a direct result of a strong export performance which pushed the trade balance further into positive territory. The general government balance continued to oscillate around the negative 3%-mark, while gross government debt remained at a very manageable 27% of GDP.

Key economic indicators – Czech Republic	2004	2005	2006	2007e
Population (ave, million)	10.3	10.3	10.3	10.3
GDP (nominal, EUR billion)	88.2	100.3	114.0	128.0
GDP/capita (in EUR thousand)	8.6	9.7	11.1	12.4
Real GDP growth	4.5%	6.4%	6.4%	6.1%
Private consumption (yoy growth)	2.9%	2.3%	5.4%	6.1%
Exports (share of GDP)	61.2%	62.5%	66.4%	69.3%
Imports (share of GDP)	62.1%	61.2%	65.1%	66.9%
Unemployment (Eurostat definition)	9.4%	8.9%	8.1%	6.6%
Consumer price inflation (ave)	2.8%	1.9%	2.5%	2.9%
Interest rate (1m interbank offer rate)	2.3%	2.0%	2.2%	3.0%
EUR FX rate (ave)	31.9	29.8	28.4	27.8
EUR FX rate (eop)	31.0	29.3	28.0	26.9
Current account balance (share of GDP)	-5.2%	-1.5%	-3.0%	-3.2%
General government balance (share of GDP)	-3.0%	-3.5%	-2.9%	-1.9%

Source: Erste Bank.

Market review

In 2007 much of the same factors drove the banking market as in the year before: continued strong economic growth and low, albeit rising interest rates. As a result banking market growth substantially outstripped economic growth and surpassed the 100%-to-GDP level for the first time since 2002. Sector growth was driven in equal measure by customer loans, which leapt from 44% of GDP a year ago to above 49% in 2007, as well as customer deposits which also moved ahead by five percentage-points. Within loans, retail loans acted as the growth engine. After a weaker performance in 2006 corporate loans enjoyed better growth, thanks to the buoyant economic environment.

Financial intermediation – Czech Republic (in % of GDP)


120
100
80
60
40
20
0
100
97
105
62
62
67
37
40
50
2003
2005
2007e
Total assets
Customer loans
Customer deposits

Source: Czech National Bank, Eurostat.

Retail loans enjoyed the sixth consecutive year of annual growth rates in the order of 30%, driven by continued strong demand for housing loans, including mortgages, which grew solidly above 30% for the eighth year running. Measured as a share of GDP, retail loans rose to nearly 20%; at the same time housing loans reached a level of nearly 14%. Both these figures are still substantially below the levels seen in developed Western economies. FX lending, which played a dominant role in markets with higher nominal interest rates such as Hungary, Romania or Croatia, remained insignificant in the Czech Republic in 2007.

On the back of the positive overall market environment Česká spořitelna once again maintained its No. 1 position in retail banking and continued to rank among the three leading banks in terms of total assets. Its market share of total assets reached 21% in 2007. In terms of retail products Česká spořitelna maintained its dominant position owning almost one third of the retail loan and deposit market. In high growth segments of the market, such as residential mortgages, it faired even better, carving out a market share of almost 32%. Česká spořitelna was similarly successful in credit and debit cards, as well as current accounts.

Market shares – Czech Republic in %


35
30
25
20
15
10
5
0
22
32
33
22
32
33
21
31
33
2005
2006
2007
Total assets
Retail loans
Retail deposits

Source: Czech National Bank, Česká spořitelna.

Business review

Strategy. In 2006 Česká spořitelna embarked on a new and ambitious strategic initiative called "First Choice Bank". It aims to cement Česká spořitelna's position as the most respected and the most dynamic bank in the country. The measures taken will yield benefits for customers and employees alike and should lead to a sustained increase in profitability.

Highlights 2007

Loan expansion continues. The buoyant Czech economy, increasing disposable incomes as well as rising, but still low interest rates continued to underpin strong growth of the loan book. Growth was particularly pertinent in the key retail segment, which continued to expand faster than corporate loans and accounted for 59% of the loan book. In total the loan book of Česká spořitelna grew to EUR 14.1 billion from EUR 10.8 billion a year ago, or up 27.0% in volume terms, while retail loans advanced from EUR 6.3 billion to EUR 8.3 billion. Within retail loans private mortgages grew the strongest at 39.2%. Corporate loans also expanded strongly in 2007, after a weak performance in the year before, driven by strong advances in all sub-segments: micro businesses, small and medium-sized companies and large corporates. Despite the strong loan growth, asset quality remained stable.

Focus on asset management. Česká spořitelna regards asset management as one of the key growth drivers of the future. As a result ČS substantially expanded its product offering with two innovations in 2007: firstly, ČS introduced the first real estate fund for retail investors in the Czech Republic. Secondly ČS launched life cycle funds to help investors maintain their living standard after their retirement. The main advantage of life cycle funds is active management of funds based on variable shares of money market instruments, bonds, commodities and stocks during the life of the fund.

First Choice Bank (FCB) initiative progresses well. The FCB programme was launched in July 2006 with the clear objective to affirm Česká spořitelna's leading position in the overall banking market and to enhance its position in the key retail and SME market segments. Major milestones in 2007 included the introduction of a new personal account which enables clients to choose from various products and services based on their needs; foundation of a Debt Advisory Centre aiming to provide advisory services to over-indebted consumers; the launch of a special programme for companies engaging in the development of alternative energy sources; and, the implementation of the "cool branch" concept – clients of ČS can enjoy their stay at the branch, have a coffee, read newspapers and let their children play in the kids corner. The FCB programme is expected to finish in 2008.

Launch of new personal account. Promoting freedom of choice ČS introduced a new personal account, which allows client to assemble current account bundles consisting of products and services that are tailored to their individual needs and requirements. There are almost 30 different product configurations with further options for bundle modification. Since its launch the new personal account has been a huge success with nearly 500,000 customers opting for the new product by early 2008.

Strong demand for electronic banking, bank cards. In the area of electronic banking Česká spořitelna maintained its leadership position: the total number of active users of direct banking (especially internet banking) products SERVIS 24 and BUSINESS 24 reached 1.14 million which represents a 4% increase over 2006. The total number of transactions carried out through SERVIS 24 and BUSINESS 24 grew even faster at 40%. The number of active payment cards amounted to 3.3 million, up 7.9% on the previous year, thanks mainly to a 39% rise in issued credit cards, the total number of which exceeded 600,000 at the end of 2007.

Financial review

in EUR million	2007	2006
Pre-tax profit	524.3	451.7
Net profit after minority interests	407.3	324.4
Operating result	606.7	486.8
Cost/income ratio	52.2%	55.7%
Return on equity	49.2%	40.7%

Česká spořitelna's contribution to the group's net profit after minority interests jumped from EUR 324.4 million in 2006 to EUR 407.3 million last year, an increase of EUR 82.9 million or 25.5%. Operating result also grew markedly by 24.6% from EUR 486.8 million to EUR 606.7 million. This increase was driven mainly by the strong rise in net interest income, which went up by 18.3% (EUR 129.2 million) from EUR 705.6 million to EUR 834.9 million. This advance in net interest income was due to growth of more than 20% in loans and advances to customers and rising market interest rates, as well as significantly improved profit contributions from the building society and pension fund activities. A 9.1% increase in net fee and commission income from EUR 324.9 million to EUR 354.5 million reflected the highly satisfactory performance in payment services and securities business. General administrative expenses went up from EUR 613.2 million to EUR 662.9, or by 8.1%, as a result of higher personnel costs (partly due to an increase in weekly working hours) and expenses related to the considerable business expansion. Other result fell to a deficit of EUR 11.7 million from a 2006 surplus of EUR 17.4 million due to the fact that revaluation gains in 2006 on securities not held for trading could not be duplicated in 2007. The cost/income ratio was 52.2% (improving from 55.7% in the prior year) and return on equity amounted to 49.2% (prior year: 40.7%).

Credit risk

Total credit risk exposure grew by 15.7% to EUR 31.2 billion in 2007, driven predominantly by growth in customer loans. The latter increased by 27.1% to EUR 15.7 billion. Adjusted for the repayment of the loan granted to the Czech Consolidation Agency, growth averaged 29.1%, significantly above the level of 21% in 2006. Mortgages were the main growth driver and made up 42.6% of the customer loan book, up from 39% a year ago. Asset quality ratios improved in 2007, driven by strong loan growth and sale of non performing loans: non-performing loans (NPL) improved to 0.6% of total credit risk exposure. Provision coverage reached 1.6% and 0.8% in relation to overall customer loans and credit risk exposure, respectively.

Outlook 2008

The economic environment is expected to stay very favourable in the Czech Republic, even though a slight slowdown in growth is expected due to the tax reform: cuts in social benefits in favour of lower corporate and personal income taxes should result in substantial benefits in the medium and long term. In addition, the First Choice Bank initiative will play an integral role in helping maintain Česká spořitelna's leadership position in the retail segment and expand its position in SME and corporate banking. The most immediate effect will be faster net profit growth targeted at 15-20% in 2008, maintenance of a return on equity in excess of 20% and a reduction of the cost/income ratio to below 50%. All targets relate to local, consolidated results.

Romania

Business profile. The Romania segment comprises Banca Comercială Română (BCR) and its subsidiaries. BCR is the leading financial services group in Romania. In addition to banking, BCR is also the No. 1 in leasing and asset management and is well positioned in the developing insurance and brokerage markets. 2007 also saw the establishment of a pension fund subsidiary, with the building society becoming operational in early 2008. The bank has 4.0 million retail and corporate customers and operates a fast growing network of 562 branches.

Economic review

The performance of the Romania economy and the outlook for the future has taken centre stage in 2007. Rising external imbalances, especially the current account and trade deficits as well as the development of the local currency grabbed the attention of the analyst and economic observer community. Despite doubts about sustainability of the short-term growth path, there have been a number of positives in 2007: GDP growth averaged nearly 6% while GDP/capita moved ahead even faster to an estimated EUR 5,500 thanks also to the appreciation of the local currency (average rate). Gross fixed capital formation, or investments, was the fastest growing component of GDP, followed by private and public consumption. Foreign trade made a negative contribution. Thanks to robust economic development, unemployment, as measured by the Central Statistics Office, was also down to below 5%

The steady disinflation process over the last years stagnated in 2007 on the back of higher domestic food prices after a severe drought, increased world food prices and the depreciation of the local currency in the second half of the year. Nonetheless inflation remained at benign mid-single digit levels, a long way away from hyperinflationary levels just 5 years ago. The same is true for interest rates: the central bank lowered the monetary policy rate by 265 basis points during 2007 from 8.75% at the start of the year, only to be forced to raise them again in a bid to fight inflation: at the end of 2007 it stood at 7.5%. In early 2008 the central bank made further tightening moves, bringing up the monetary policy rate to 9%. Similar volatility was seen in the currency markets: after a violent appreciation against the euro in the first half of the year from 3.38 to 3.11, which was out of line with economic fundamentals, the trend reversed and the RON closed the year at 3.61 to the euro.

Demand pressures and early EU entry, which gave local companies less time to improve their competitiveness in the face of falling trade tariffs have contributed to a rapid increase in the trade deficit, with imports growing almost twice as fast as exports. This has added to a widening of the current account deficit. Importantly, however, much of the external deficit is financed by FDI flows, remittances from Romanians working abroad and the expansion of foreign indebtedness, which currently stands at a very manageable 44% of GDP. The much maligned budgetary situation remained in much better shape than its reputation suggests: at 2.7% and 20% respectively, neither the general government balance nor the gross government debt are at unsustainable levels; the latter was among the lowest in the entire European Union.

Key economic indicators – Romania	2004	2005	2006	2007e
Population (ave, million)	21.7	21.6	21.6	21.5
GDP (nominal, EUR billion)	60.8	79.5	97.2	118.3
GDP/capita (in EUR thousand)	2.8	3.7	4.5	5.5
Real GDP growth	8.4%	4.4%	7.7%	5.7%
Private consumption (yoy growth)	12.9%	9.1%	12.6%	9.6%
Exports (share of GDP)	31.1%	28.0%	26.6%	24.8%
Imports (share of GDP)	39.9%	37.8%	38.7%	42.8%
Unemployment (Eurostat definition)	6.3%	5.9%	5.2%	4.1%
Consumer price inflation (ave)	11.9%	9.0%	6.6%	4.8%
Interest rate (1m interbank offer rate)	20.5%	9.3%	8.7%	6.7%
EUR FX rate (ave)	4.1	3.6	3.5	3.3
EUR FX rate (eop)	4.0	3.7	3.4	3.6
Current account balance (share of GDP)	-8.4%	-8.7%	-10.3%	-14.3%
General government balance (share of GDP)	-1.1%	-0.8%	-1.6%	-2.4%

Source: Erste Bank.

Market review

The Romanian banking market has developed very dynamically over the past years, but still ranks among the most under penetrated among Erste Bank's markets and hence offers excellent growth opportunities. Financial intermediation levels, while rising at a fast and almost linear pace, are quickly approaching levels of more developed CEE countries. The broadest measure, banking assets/GDP reached 64% in 2007, after standing at only 32% in 2003. Growth was even more pronounced in customer loans. They grew by more than 60% annually in the period under review, leading to a sharp rise in the loan/GDP ratio from 15% to 37% over the last five years.

Retail loans enjoyed the strongest growth, albeit from a very low base, in line with country's rapid economic development over the past years. After standing at only 4% of GDP in 2003, this ratio quadrupled to 17% by the end of 2007. Mortgage loans, which are major growth drivers in more developed CEE markets, remained at low levels of just below 4% of GDP.

Structurally the market has some similarities with the Hungarian banking market. While the fact that it is dominated by foreign owners is not particularly noteworthy in a CEE context, the fact that there are only two dominant players is. BCR is the clear market leader, with BRD coming second, trailed by banks that engage in healthy, competitive behaviour but do not employ irrational pricing strategies.

Financial intermediation – Romania (in % of GDP)


90
75
60
45
30
15
0
31
17
20
45
22
26
64
38
33
2003
2005
2007*
Total assets
Customer loans
Customer deposits

Source: National Bank of Romania, Eurostat.

Market shares – Romania in %


42
36
30
24
18
12
6
0
25
28
34
26
25
31
24
23
28
2005
2006
2007
Total assets
Retail loans
Retail deposits

Source: National Bank of Romania, BCR.

Another peculiarity of the Romanian market is the strong interest in foreign exchange lending. Despite various restrictions by the central bank, the most prominent of which is a 40% reserve requirement on foreign exchange liabilities of banks, the ratio of such loans to total loans outstanding rose to 53% in 2007. Within this environment and against the backdrop of ongoing restructuring efforts, BCR suffered slight market share losses, but comfortably maintained its leadership position. Thus, the market share in terms of assets stood at 24% in December 2007 compared to 26% as at end-2006, while market shares in the key retail business stabilised in the 25-30% range.

Business review

Strategy. BCR's major goal is to maintain its leadership position in the Romanian Banking market while executing an ambitious transformation process that establishes the basis for improved efficiency and customer service. Strategic improvements in this respect included a complete reconstruction of the front office organisation along customer segmentation principles, the consolidation of back office and support activities, separation of risk management from business activities and process optimisation in all fields. In terms of business strategy, the clear focus is on the development of commercial and retail real estate funding, asset management and life insurance, SMEs lending and consultancy on accessing EU funds.

Highlights 2007

Optimisation of distribution channels, customer segmentation. The clear separation between corporate and retail distribution networks is another key achievement of 2007. Within the new structure a new customer segmentation was introduced for retail (individuals, micros, private banking) and corporate banking where group large corporates, large corporates, large municipalities and real estate are managed centrally, and SMEs and small municipalities are managed locally. Furthermore a new operating structure was implemented consisting of six regional centres coordinating the retail branch network, eight regional centres for corporate business and 52 commercial centres established to ensure proximity to SME clients. The new business structure will again foster higher customer focus and better understanding of customer needs.

Reorganisation of support functions and back office. During 2007 BCR went through an extensive transformation process aimed at establishing a more flexible and customer-oriented structure in line with Erste Bank's standards. The integration programme included the transfer of back-office activities from the branch network to the head office in Bucharest or to regional processing centres and the centralisation or outsourcing of support functions. This separation of front-office from back-office activities will lead to a higher level of customer focus among branch staff and consistent quality standards across the network. In addition, it will raise efficiency and facilitate improved bank wide risk management.

Rebranding and new product offensive. On 3 September 2007, as part of an extensive image campaign, BCR launched the new logo of the bank, which is built on the visual identity of Erste Bank Group. The message accompanying the new logo "We think alike" emphasizes BCR's desire to listen to clients' requirements and understand their needs. At the same time, BCR substantially upgraded its products and services in the field of retail mortgage lending – still a very underdeveloped market segment; current accounts – with a view to shifting client behaviour from cash to non-cash transactions; as well as customer interaction both online and in the branch network, through opening a new contact centre and launching a new, multi-functional web portal.

Adoption of the group risk management model. One of the key achievements of 2007 was the implementation of Erste Group's overall risk management concept: risk management functions have been separated from market functions on all levels and report to the chief risk officer of BCR. Retail risk evaluation uses a scoring analysis based on an automated IT approval system that allows quick decision-making. Group risk instruments were also adopted in the corporate business. In addition, internal procedures for bank limits and monitoring were aligned with the group methodology. Applications for monitoring the market and operational risks have also been implemented. In order to monitor liquidity risk BCR's asset/liability management procedures and funding strategy was brought in line with group strategy. A transfer price system based on opportunity costs that allows determination of pricing policy and authority limits at the level of business lines was also set up.

Balanced loan book grows in line with market. Despite the execution of far-reaching transformational measures, BCR continued to achieve growth rates in line with market growth. Retail lending drove the expansion of the overall loan portfolio, which stood at EUR 10.1 billion. Retail loans grew at a high 72%, while housing loans increased by more than 76%. Corporate lending showed a relatively slower growth pace at 26%, thanks to demand for investment loans for SMEs and real estate financing for developers. The share of FX loans – almost exclusively in euro – rose to 49% and was funded in large part by local FX deposits. Overall the structure of the loan book remained well balanced, with asset quality benefiting from a cautious and prudent lending approach that should also have a positive impact in 2008.

Full achievement of financial targets. At the time of acquisition Erste Bank set ambitious targets for its Romanian bank. An underlying 2006 – 2009 net profit CAGR of above 40% for the local group entity was set, while return on equity and return on investment were projected to exceed 35% and 10%, respectively. The cost/income ratio should reach 40% by 2009. In 2007, BCR posted growth, adjusted for restructuring and integration costs as well as extraordinary risk provisions, of 42%, and accordingly is on track to achieve these targets.

Financial review*

in EUR million	2007	2006
Pre-tax profit	391.0	67.9
Net profit after minority interests	218.2	34.6
Operating result	377.9	87.7
Cost/income ratio	58.3%	55.1%
Return on equity	45.7%	34.6%

*) No comparable segment contribution data available for 2006.

As BCR has only been included in the group's accounts since 12 October 2006, no comparative data for the full year 2006 is available for the segmental analysis. Net profit after minority interests in the full year 2007, which was defined by the transformation projects, reached EUR 218.2 million. Operating result was EUR 377.9 million. This translated into a cost/income ratio of 58.3% and return on equity of 45.7%. Risk provisions for loans and advances were greatly enhanced by the sale of assets that had been written off and by unexpected recoveries on amounts previously written off. A positive effect also came from EUR 74.0 million in partial releases of provisions made at group level on initial consolidation. The restructuring and transformation costs of EUR 68.2 million included in the net profit figure (representing in particular termination benefits, marketing, consulting and training) distorted the result. All these measures will contribute greatly to the achievement of the profit target – a compound annual growth rate to 2009 of more than 40% in net profit after minority interests (in euro terms on a local basis and before restructuring costs). The valuation of customer relationships required by IFRS 3 (using purchase price accounting) with the associated amortisation expense of EUR 76.1 million (recognised in other result) is allocated to Corporate Center, primarily to ensure comparability with all other segments.

Credit risk

Total credit exposure increased by 26% in 2007 and reached EUR 15.2 billion. At the same time, loans and advances to customers rose by 41% to EUR 10.9 billion, driven by above average growth in loans to private individuals. Despite an improved growth trend in mortgage loans and secured consumer loans, unsecured consumer lending accounted for 58% of loans to private individuals. Overall retail loans gained in importance, representing 53% of the loan book. Non-performing loans (NPL) in the retail business rose from 1.5% in 2006 to 3% in 2007, mainly due to ending insurance of unsecured consumer loans in 2007 and the client re-segmentation of micro customers. In contrast, NPLs for corporate clients, mortgages and secured consumer lending remained stable in 2007. At 176% NPL coverage was adequate.

Outlook 2008

2008 will be defined by the conclusion of the transformation and integration programme. In financial terms the bank will work towards achieving the published targets of average growth (2006-2009 CAGR with EUR 250 million as the basis) of adjusted IFRS net profit of BCR Group of above 40%, a cost/income ratio of below 40% and a return on investment of at least 10%.

Slovakia

Business profile. The Slovakia segment comprises Slovenská sporiteľňa (SLSP) and its subsidiaries. SLSP is the clear market leader in the Slovakian banking market. The former state savings bank serves some 2.5 million clients, equalling roughly 50% of the Slovak population, through a network of 273 branches and 585 ATMs. It is the market leader in retail as well as total deposits, as well as in retail and total loans. Its asset management and life insurance subsidiaries also hold prominent positions in their respective markets.

Economic review

The Slovakian economy powered ahead by an impressive 10.3%, outpacing the exceptional growth of 8.574% recorded in 2006, reflecting high output from export oriented automotive and electronics industries. The economic boom was also driven by strong household consumption and investment activity. GDP/capita rose to a new all-time-high of EUR 10,100. Unemployment, which stood at nearly 20% in 2004 moved into the single digits for the first time since the start of the transformation, while disposable incomes rose dynamically. Overall, the Slovak economy benefited from strong foreign direct investment inflows.

Key economic indicators – Slovakia	2004	2005	2006	2007e
Population (ave, million)	5.4	5.4	5.4	5.4
GDP (nominal, EUR billion)	34.0	38.5	44.6	54.8
GDP/capita (in EUR thousand)	6.3	7.1	8.3	10.1
Real GDP growth	5.2%	6.6%	8.5%	10.3%
Private consumption (yoy growth)	4.2%	6.5%	5.9%	7.1%
Exports (share of GDP)	65.4%	66.7%	74.3%	76.6%
Imports (share of GDP)	69.1%	71.6%	78.8%	77.7%
Unemployment (Eurostat definition)	14.3%	11.6%	10.4%	8.4%
Consumer price inflation (ave)	7.5%	2.7%	4.5%	2.8%
Interest rate (1m interbank offer rate)	4.8%	3.0%	4.1%	4.3%
EUR FX rate (ave)	40.0	38.6	37.2	33.8
EUR FX rate (eop)	38.8	37.8	34.6	33.6
Current account balance (share of GDP)	-3.6%	-8.4%	-7.2%	-4.8%
General government balance (share of GDP)	-2.4%	-2.8%	-3.7%	-2.5%

Source: Erste Bank.

Following a spike to above 4% in 2006, inflation retraced in 2007 as a result of a tight monetary policy employed by the central bank – the reference rate peaked in March 2007 at 4.75%. Since then the central bank shifted into easing mode, lowering interest rates to 4.25% ahead of euro adoption in 2009. Despite lower interest rates, the currency appreciated strongly during the course of the year.

In 2007 the general government deficit continued to narrow to an estimated 2.9% of GDP. At the same time, the current account deficit also contracted sharply, on the back of a very strong export performance. Overall, Slovakia fulfilled all criteria of the Stability and Growth Pact – general government balance, gross government debt and inflation – one year ahead of schedule, and hence should be well prepared for entering the euro zone on time.

Market review

The banking sector continued to enjoy rapid growth on the back of a booming economy in 2007. Asset penetration rose dynamically year-on-year thanks to double-digit loan growth. Deposits also maintained their high share of GDP. As in 2006, retail loans in general and housing loans in particular grew strongest thanks to rising disposable incomes, higher levels of job security and resulting increased private consumption. Retail loan penetration reached 15% of GDP, while housing loan penetration was just below 9%, pointing towards further catch-up potential in the future.

In the wake of the overall positive environment Slovenská sporiteľňa managed to further strengthen its leading position in most segments. Total asset market share stood at about 18%, down significantly on the previous year, as a result of maturing government and hence a smaller securities portfolio. The bank also outperformed its competitors in housing loans thanks to a very competitive product offering. Strong gains were also posted in corporate loans. On the deposit side, the bank maintained its leadership position despite falling interest rates thanks to innovative products, such as structure deposits. Contrary to the past, investment fund business also expanded thanks to implementation of a group-wide wealth management initiative.

Financial intermediation – Slovakia (in % of GDP)


100
80
60
40
20
0
81
32
57
95
37
57
90
45
57
2003
2005
2007e
Total assets
Customer loans
Customer deposits

Source: National Bank of Slovakia, Eurostat.

Market shares – Slovakia in %


40
35
30
25
20
15
10
5
0
18
25
32
21
26
32
18
25
31
2005
2006
2007
Total assets
Retail loans
Retail deposits

Source: Slovenská sporiteľňa, National Bank of Slovakia.

Business review

Strategy. Slovenská sporiteľňa's strategic focus has stayed very stable over the past years. The main goal is to maintain the leadership position in deposits and loans. Apart from focusing on the core retail market, the small and medium enterprise business is targeted as another source of growth. The strategy of acquiring SME clients through classic financing activities will continue to be pursued and should offer substantial cross-selling opportunities in the future. Unparalleled local presence will further support the SME growth strategy. In addition SLSP intends to attract large corporates by high quality service and competent advice, especially in the fields of project and real estate financing.

Highlights 2007

Loan growth moderates. After two years of exceptional volume growth averaging 40%, customer loans were up 23% in 2007 from EUR 3.6 billion to EUR 4.5 billion. Surging housing loans remained the driver within retail loans. As the major part of the loan book is collateralised by real estate and the housing market is by no means overheated, the asset quality of loan portfolio remained very good. Going forward, rising real income of households and penetration ratios well below the EU average and even slightly below those registered in the neighbouring CEE countries bode well for the growth outlook.

Non-cash transactions on the rise. Transaction business has always belonged to the most successful areas of Slovenská sporiteľňa. Already in 2007, 95% of clients were performing non-cash transactions, utilising one of the largest ATM networks in the country, and making card payments in shops. Clients understood the bank's strategy to structure the fee policy in favour of non-cash transactions. Household utilisation of current accounts also progressed, with 2% growth in the number of accounts from 1.08 million to 1.11 million, and 21% growth in the average current account deposit; aggregate sight deposits stood at SKK 40 billion. The majority of the rising number of transactions was carried out electronically; only 10% were done at the bank's branches. In addition, a substantial increase in the number of transactions was recorded in electronic banking and at POS terminals. The volume of these transactions rose by 23% from SKK 8.8 billion to SKK 10.9 billion. In 2007, the bank also launched several product innovations that promote non-cash transactions, such as a picture card programme that allows clients to choose their own card design and should help SLSP defend its leadership position in the cards market.

New core banking system. Slovakia is set to adopt the common European currency by 2009. As part of the changeover preparations SLSP has decided to migrate to the target core banking system of Erste Bank, covering both back-end and front-end systems and related process optimisation. In doing so, the bank saves the cost of adapting its legacy systems to the euro and changing to the new core banking system shortly thereafter. At the same time the bank will also move into new headquarters, thereby consolidating multiple office locations in Bratislava. Despite the burden these measures put on management and employees, SLSP delivered an excellent operating performance in 2007. Once completed, these projects will form the basis for long-term business growth.

Focus on SME, growing corporate business. The SME business remained a key growth driver for Slovenská sporiteľňa, in addition to the key retail market. The overall corporate business also performed well thanks to a supportive macroeconomic environment and a change in perception of SLSP: it is increasingly seen as a bank that is well equipped to cater for the corporate customer. In this respect it has closed the gap with its competitors. Slovenská sporiteľňa took advantage of the arising opportunities thanks to its wide network of branches and its ability to offer relevant products and services to small and medium entrepreneurs in particular. Cross- and up-selling of higher margin products to customers who have initially taken out only a loan, remained a key feature, as was increased success in winning strategic transactions business.

Financial review

in EUR million	2007	2006
Pre-tax profit	129.1	134.3
Net profit after minority interests	117.6	107.7
Operating result	194.4	158.1
Cost/income ratio	53.4%	53.9%
Return on equity	38.1%	44.8%

Net profit after minority interests at Slovenská sporiteľňa rose by 9.2% compared to 2006, from EUR 107.7 million to EUR 117.6 million. Net interest income improved by 25.5% (EUR 61.0 million) from EUR 239.5 million to EUR 300.5 million. This was attributable in part to a significant increase in loans and advances to customers. Net fee and commission income (EUR 95.8 million versus EUR 82.8 million in 2006) rose on the strong credit demand and higher transaction volume in payment services. General administrative expenses rose by EUR 37.7 million or 20.4% from EUR 185.0 million to a new total of EUR 222.8 million. Contributing to this were both increased expenses for IT projects (the core banking system and introduction of the euro) and the trend in the exchange rate (up 9.0%). Operating result thus improved by almost 23% from EUR 158.1 million to EUR 194.4 million (or by 11.9% excluding the currency effect). The significant increase in risk provisions from EUR 16.5 million in 2006 to EUR 37.5 million resulted partly from the pronounced credit growth in the last several quarters, but also from releases of provisions in the prior year (EUR 9.5 million). The fall in other result from a 2006 deficit of EUR 7.3 million to a negative balance of EUR 27.8 million in 2007 was related primarily to the exceptional impairment of software triggered by the implementation of a new core banking system and introduction of the euro, as well as revaluations on securities not held for trading. The decline in income tax expense is based on the release of a provision from 2006 that was no longer required as a result of a change in legislation. Return on equity was 38.1% and the cost/income ratio improved from 53.9% to 53.4%.

Credit risk

Driven by strong economic growth total credit exposure of Slovenská sporiteľňa grew to EUR 9.6 billion. A key contribution to this growth came from retail lending, which in turn was fuelled mainly by strong demand for housing loans. Overall loans and advances to households increased by almost 27% to EUR 2.1 billion as of year end 2007. Non-performing loans increased to EUR 195 million, while risk provisions grew to EUR 164 million.

Outlook 2008

The outlook for SLSP, the banking market and the economy remain excellent. While economic growth is expected to slow somewhat to about 7%, real income growth and the expectation of imminent eurozone entry should provide ample growth opportunities. Maintenance of the overall leadership position will remain at the top of the agenda. In financial terms the bank targets net profit growth of at least 10% – impacted by upfront investment expenditure into the new core banking system and euro adoption preparations – and a return on equity of above 20% in 2008. All targets relate to local, consolidated results.

Hungary

Business profile. The Hungary segment includes the operations of Erste Bank Hungary and its subsidiaries. Following the successful merger with and integration of Postabank in 2003 and 2004, Erste Bank Hungary has become one of the decisive players in the Hungarian banking market. It has grown into the second largest retail bank with a market share of over 10% and the fifth biggest in respect of its balance sheet total; it also holds strong positions in the area of fund management and leasing. Erste Bank Hungary serves nearly 800,000 private customers in its nationwide network of 197 branches.

Economic review

2007 was a year of economic slowdown in Hungary, as the effects of the austerity package, which substantially increased the tax burden on individuals and corporates, started to hit home. While the government managed to cut the budget deficit by a third, it also choked the economy. Private consumption fell for the first time in years, as the population had to cope with a decline in disposable income. While domestic demand was clearly in recession territory, dynamically growing exports kept the economy alive. Overall, GDP grew by a subdued 1.3% in real terms, translating into a GDP/capita of EUR 9,900. Unemployment also edged up slightly from 7.5% to 7.7%, in line with slower economic growth. GDP is likely to bounce back in 2008, however, growth will be smaller than previously expected.

Key economic indicators - Hungary	2004	2005	2006	2007e
Population (ave, million)	10.1	10.1	10.1	10.1
GDP (nominal, EUR billion)	82.3	88.9	89.9	100.7
GDP/capita (in EUR thousand)	8.1	8.8	8.9	9.9
Real GDP growth	4.8%	4.1%	3.9%	1.3%
Private consumption (yoy growth)	2.5%	3.4%	1.9%	-1.2%
Exports (share of GDP)	54.4%	56.4%	62.6%	68.7%
Imports (share of GDP)	57.4%	58.0%	63.6%	67.6%
Unemployment (Eurostat definition)	6.1%	7.2%	7.5%	7.7%
Consumer price inflation (ave)	6.8%	3.6%	3.9%	8.0%
Interest rate (1m interbank offer rate)	11.5%	7.2%	6.9%	7.7%
EUR FX rate (ave)	251.7	248.1	264.3	251.3
EUR FX rate (eop)	245.9	252.7	251.8	253.4
Current account balance (share of GDP)	-8.4%	-6.8%	-6.5%	-5.2%
General government balance (share of GDP)	-6.5%	-7.8%	-9.2%	-5.7%

Source: Erste Bank.

In contrast to the real economy, the local currency – the Hungarian Forint – remained relatively stable against the euro after significant intra-period volatility in the previous year. This positive development was mainly due to the hawkish stance of the national bank, which hiked its local reference rate to 8% during the course of 2006. In 2007 the central bank started to ease rates, which ended the year at 7.5%. Further rate decreases were made impossible by worse than expected inflation figures mainly due to increasing food prices. The major point of worry, the budget deficit, narrowed substantially but remained at unsustainable levels, especially against the backdrop of gross government debt levels above 70%. The current account balance also remained solidly negative, but showed a significantly improving trend thanks to strong exports.

Market review

Hungary has benefited from a sound banking sector, sustained market-oriented reforms and large-scale foreign direct investments since the beginning of transition. Accordingly, banking maturity benchmarks took a much more linear development than either in the Czech Republic or Slovakia. As a result of slower economic growth, banking assets grew broadly in line with GDP; compared to just five years ago the asset/GDP-ratio was up comfortably, reaching 110% in 2007. Loan penetration followed a similar trend, rising from 46% in 2003 to 60% in 2007. Over the same period housing loan penetration rose sharply from 8% to above 12%, and accordingly was the major driver of loan growth. Deposit penetration also advanced, even though to a lesser degree, reflecting the increased uptake of more sophisticated investment products, such as funds and life insurance policies.

Financial intermediation – Hungary (in % of GDP)


125
100
75
50
25
0
77
46
42
92
53
44
110
60
47
2003
2005
2007e
Total assets
Customer loans
Customer deposits

Source: Hungarian National Bank, Eurostat.

The dominance of foreign exchange loans remained a feature of the Hungarian banking market in 2007. The vast majority of retail loans were disbursed in Swiss Francs in the past year. The risks associated with foreign exchange lending were limited by prudent loan-to-value ratios, especially in the case of mortgages and a central bank that had currency stability firmly in its sights.

As for Erste Bank Hungary, it successfully maintained its total asset market share at 7.0% in 2007. It ranked second by branch numbers and clients. The rise in retail deposit market share has to be viewed against the decrease in fund management market share, which retraced slightly from 13.6% at the end of 2006 to 12.6% at the end of the past year. Market shares in retail lending also developed positively, especially in housing finance where Erste Bank Hungary's share improved to 12.9% from 11.5% a year ago thanks to newly introduced attractive products and the expanded branch network.

Market shares – Hungary in %


15
12
9
6
3
0
7.1
9.1
6.2
7.3
10.6
6.0
7.0
11.1
6.1
2005
2006
2007e
Total assets
Retail loans
Retail deposits

Source: Erste Bank Hungary, Hungarian National Bank.

Business review

Strategy. The main strategic goal of Erste Bank Hungary – in line with overall group strategy of eventually achieving at least 15% - 20% retail market share in all its markets – is the expansion of its market position in the Hungarian market. Based on its strategic objective spanning 3 to 5 years, the bank aims to increase its market share in respect of retail services to 20% and to 10% - 15% in the market of micro and small enterprises. In light of the recent economic weakening, a further improvements in customer service is also high on the agenda.

Highlights 2007

Mortgages in demand. Erste Bank Hungary continued to be among the leading financial institutions in the Hungarian mortgage loan market. It held market shares of 12% and more than 17% in classic housing and free utilisation loans respectively. FX loans, mainly in Swiss Francs, accounted for the vast majority of new volume (more than 90%), due to the significant interest rate differential and policy of the national bank to maintain currency stability at the expense of higher local interest rates. Mortgages continued to be the fastest growing part of the loan book; even though growth was more subdued than in previous years, mortgages registered growth north of 20% in 2007.

Highly beneficial postal cooperation. The main attraction of the collaboration with the Hungarian Post Office is access to an additional distribution channel without the fixed costs traditionally associated with operating such channels. The Post Office benefits from an extended and modern product portfolio of simple banking products run under its own brand name, such as current accounts, bank cards, deposits, investment funds, personal loans and credit cards, which create additional revenue streams. In light of the recent economic weakness, the cooperation proved a significant competitive advantage: the number of bank accounts surpassed the 100,000 mark for the first time, while investment fund volume sold through the postal network nearly doubled to EUR 100 million. Loan and particularly personal loan volumes enjoyed similarly positive growth.

Solid performance in SME business. Erste Bank Hungary considers the SME business as one of the key growth opportunities in the Hungarian market. The target customer base numbers 21,000 enterprises with a turnover of between EUR 0.8 million and EUR 80 million. In 2007 Erste Bank Hungary made solid progress both in terms of customer and volume growth: a total of 621 new accounts were added.

Moving upmarket in leasing. Despite a declining new car market and increased competition, Erste Bank Hungary maintained its No. 3 position in the car leasing market in 2007. A continuously widening and marketable product range covering loans with integrated CASCO insurance and FX-based car loans with fixed monthly instalments, excellent service provided to the dealers, a very efficient agent network and the continuous streamlining of back-office processes were the main performance drivers. In addition, successful relationships with dealers in the compact or bigger car class segments (Opel, Ford) were established in order to counter the decline in the city and subcompact car segments.

Financial review

in EUR million	2007	2006
Pre-tax profit	123.4	111.8
Net profit after minority interests	92.6	85.2
Operating result	194.1	168.0
Cost/income ratio	54.2%	55.2%
Return on equity	29.8%	31.0%

Erste Bank Hungary's operating result grew from EUR 168.0 million to EUR 194.1 million or by 15.5% (EUR 26.1 million). Net interest income showed a small increase of 0.8% (EUR 2.0 million) from EUR 251.2 million to EUR 253.2 million. A factor detracting from net interest income was the correction for interest accrued in the prior year (about EUR 8 million in the first quarter of 2007). In addition, the change in the allocation of up-front commission expense in the leasing business from net fee and commission income resulted in a decrease in the latter. The significant increase in risk provisions from EUR 34.2 million to EUR 59.3 million is consistent with the growth in lending and the overall macroeconomic developments. Furthermore, in the fourth quarter of 2007, portfolio risk provisions of EUR 6.4 million were created for the credit portfolio.

Net fee and commission income rose substantially to EUR 133.4 million, from EUR 88.4 million in 2006. This resulted from a significant increase in payment services and securities business and also partly from the presentation changes described above. General administrative expenses rose by 11.2% from EUR 206.9 million to EUR 230.1 million, owing mainly to higher staff costs in connection with the branch network expansion and the legally required employment of temporary staff at the bank. On the other hand other administrative expenses declined by a currency-adjusted 2%. An improvement in other result (to a negative EUR 11.3 million from a deficit of EUR 22.0 million in 2006) was attributable largely to a change in the allocation of the expense for local taxes (municipal and innovation tax) into the line item taxes on income. Net profit after minority interests strengthened by 8.6% from EUR 85.2 million to EUR 92.6 million.

The cost/income ratio was 54.2% and return on equity declined from 31.0% to 29.8%.

Credit risk

At Erste Bank Hungary 2007 was marked by a 14% growth of credit exposure to EUR 8.2 billion. In the retail portfolio, growth was driven by mortgage lending, up 31%, with almost all of the increase being attributable to foreign currency loans. In the corporate portfolio, which also includes public administration clients, the corporate share declined, but remained above 50%; stronger growth, albeit from a low base, was achieved in financing of municipalities, commercial real estate and trade. At year-end 2007 the NPL coverage ratio stood at 93%, which was the result of a case-by-case expected loss estimation-based provisioning in the corporate segment, and sub-portfolio level provisioning in the retail segment.

Outlook 2008

After a substantial economic slowdown in 2007, 2008 is expected to see a small up-tick in growth. In combination with the completion of the branch network expansion and the deepening of the cooperation with the Hungarian Post Office, this should lead to improved profitability, underscoring the fact that highly profitable operations can be maintained even in a more challenging operating environment. Erste Bank Hungary is confident of achieving net profit growth in the order of at least 30%, a return on equity of above 20% in 2008.

Croatia

Business profile. The Croatia segment includes the operation of Erste Bank Croatia (EBC) and its subsidiaries, the most prominent of which is the recently acquired credit card issuer, Diners Club Adriatic (DCA). DCA is the second largest credit card company in Croatia and will be a major source of fee generation going forward. All in all, EBC is one of the largest and fastest-growing banking institutions in Croatia. Its client base numbers more than 680,000 and is serviced through a nationwide network of 115 branches and 1,886 employees. EBC commands double-digit market shares in most segments and is particularly successful in the areas of retail and small and medium enterprise banking. In addition to a comprehensive portfolio of banking services, EBC distributes asset management, life insurance, securities brokerage, leasing and pension funds products. In several of these segments, most notably asset management, securities trading and leasing, EBC occupies leading positions.

Economic review

In 2007 real growth of the Croatian economy accelerated further. GDP grew by an estimated 5.7% in 2007, while GDP/capita reached a level of some EUR 8,500. Growth was driven by efficiency gains as well as accelerated employment growth. In fact, the unemployment rate dropped to below 10% for the first time in many years. Strong domestic demand, boosted by private consumption fuelled overall GDP performance in 2007, while fixed capital formation lost some pace after a buoyant 2006, but remained solid and supportive of growth.

Despite an increase in agricultural and food prices, average inflation declined further in 2007. Real wage growth was in line with productivity gains. The exchange rate moved in a narrow range versus the euro, partly due to the national bank's interventions to prevent volatility. In addition the central bank continued its quest to curb foreign indebtedness, by leaving prohibitive reserve requirements on banks' foreign exchange liabilities in place and setting a strict annual growth limit of 12% on bank lending.

On the fiscal side, the general government deficit improved to an estimated 2.3% of GDP in 2007, while the current account deficit stayed essentially flat at a high 8.1%, mainly as a result of the negative trade balance. However, this was well covered by record foreign direct investments that were related to strong capital inflows in the financial and telecommunication sectors.

Key economic indicators - Croatia	2004	2005	2006	2007e
Population (ave, million)	4.4	4.4	4.4	4.4
GDP (nominal, EUR billion)	28.7	31.3	34.2	37.6
GDP/capita (in EUR thousand)	6.5	7.0	7.8	8.5
Real GDP growth	4.3%	4.3%	4.8%	5.7%
Private consumption (yoy growth)	4.8%	3.4%	3.5%	5.9%
Exports (share of GDP)	23.0%	23.1%	24.6%	24.6%
Imports (share of GDP)	46.5%	47.1%	49.1%	49.6%
Unemployment (Eurostat definition)	13.8%	12.3%	10.5%	9.8%
Consumer price inflation (ave)	2.1%	3.3%	3.2%	2.9%
Interest rate (1m interbank offer rate)	7.0%	6.0%	4.2%	5.8%
EUR FX rate (ave)	7.5	7.4	7.3	7.3
EUR FX rate (eop)	7.7	7.4	7.4	7.3
Current account balance (share of GDP)	-5.1%	-6.4%	-7.8%	-8.3%
General government balance (share of GDP)	-4.9%	-4.2%	-3.0%	-2.3%

Source: Erste Bank.

Market review

The Croatian banking system ranks among the most developed CEE markets in terms of banking intermediation levels. Its continued growth was supported by a stable economic environment. The asset/GDP ratio stood at 122% in 2007, up strongly from 98% recorded in 2003. Growth of the sector was mainly driven by the asset side, in particular by household loans which rose from 28% of GDP to above 40% over the same period. As was the case in Erste Bank's other central and east European markets, growth within household loans was fuelled by strong demand for residential mortgages: the housing loan/GDP ratio leapt from 8.5% in 2003 to over 16% in 2007. On the liability side the deposit-to-GDP ratio rose from 59% in 2003 to 72% in 2007.

As in Hungary and in contrast to the Czech Republic and Slovakia loan growth was driven by increased foreign exchange lending. The central bank reacted by maintaining strict marginal reserve requirements on foreign exchange liabilities of commercial banks in an effort to curb external indebtedness. It also tightened growth limits on lending for commercial banks during the course of 2007. Despite the more challenging market environment, EBC managed to outperform market growth in most categories in 2007. The best performance was achieved in corporate lending where the bank's market share rose from 12.6% a year ago to 13.6% in 2007.

Financial intermediation - Croatia in % of GDP


150
125
100
75
50
25
0
98
57
59
110
67
61
122
78
72
2003
2005
2007e
Total assets
Customer loans
Customer deposits

Source: Croatian National Bank, Eurostat.

Market shares - Croatia
in %


15
12
9
6
3
0
12
12
10
12
12
11
12
12
12
2005
2006
2007
Total assets
Retail loans
Retail deposits

Source: Croatian National Bank, Erste Bank Croatia.

Business review

Strategy. Erste Bank Croatia aims to firmly position itself as a premier provider of financial services in Croatia, both in terms of customer base and product as well as service quality. To achieve this it primarily targets the mass and mass affluent segments through a state-of-the-art branch network and alternative distribution channels. Continuing development of the product portfolio and distribution capabilities, as well as a proactive and personalised approach to customers, are at the core of the bank's efforts of delivering superior value to its clients.

Highlights 2007

Solid performance amid challenging environment. The operating environment for Erste Bank Croatia was strongly influenced by the strict lending growth limits set by the national bank. While this put pressure on retail loan margins in particular, fee income from the higher volume of payment transfers, increased bank card usage and higher investment fund sales more than made up for this. Fees from investment banking, i.e. underwriting of securities, also made a positive contribution. EBC also benefited from the privatisation of incumbent telecom provider T-HT, for which it arranged a very successful and heavily oversubscribed retail offering in Croatia.

High levels of activity in the retail business. In order to be closer to the customer, provide a better service and increase efficiency the structure of the branch network was fine-tuned further in favour of larger branches. Additional retail projects included the establishment of a mobile sales force in cooperation with external companies, and a new campaign targeting the collection of domestic deposits, e.g. by offering savings accounts for children. Finally, an image campaign aimed at the micro customers segment was launched, with the goal of increasing the customers' awareness of EBC as their potential business partner.

New products for corporate customers. Erste Bank Croatia launched a number of innovative products that helped the bank expand its market share in the corporate segment. These included a cash pooling product, real estate financing facilities, export packages operated in cooperation with local factoring and leasing subsidiaries, and a VISA business revolving credit card. Other initiatives ranged from the promotion of public private partnerships under the patronage of the Republic of Croatia to the provision of loans to family and small hotels, and the support of entrepreneurial zones related to investments projects.

Financial review

in EUR million	2007	2006
Pre-tax profit	105.0	64.1
Net profit after minority interests	55.7	32.9
Operating result	128.1	76.1
Cost/income ratio	48.1%	52.6%
Return on equity	39.2%	24.1%

With effect from 2007, Erste Bank Croatia is consolidated as a partial group within the group accounts of Erste Bank. This produced effects in net fee and commission income and in general administrative expenses that almost completely offset each other. From the second quarter of 2007, the results of Diners Club Adriatic d.d. (DCA) are also included in the Croatia segment.

Operating result at Erste Bank Croatia increased markedly compared to 2006, by 68.3% (EUR 52.0 million), rising from EUR 76.1 million to EUR 128.1 million. Net interest income registered considerable growth – in spite of the restrictive legal regime aimed at curbing foreign-currency lending in Croatia and generally limiting credit growth – thanks to accelerating growth in lending and to stronger margins as the retail product mix shifted in favour of higher-interest products. As a consequence, net interest income rose by EUR 48.2 million from EUR 111.1 million to EUR 159.2 million (DCA's contribution: EUR 10.3 million). Net fee and commission income more than doubled from EUR 29.7 million to EUR 68.6 million – buoyed particularly in payments and securities business, but also by the income from credit card subsidiary DCA (which contributed EUR 19.2 million). General administrative expenses increased by EUR 34.1 million or 40.4% from EUR 84.5 million to EUR 118.6 million, due largely to the abovementioned inclusion of additional subsidiaries. Return on equity rose sharply from 24.1% to 39.2% and the cost/income ratio improved from 52.6% to 48.1%.

Credit risk

Credit exposure at Erste Bank Croatia expanded by 13% to EUR 5.8 billion in 2007. Compared to last year, the structure of the portfolio did not change significantly: corporate and private lending generated the strongest growth and represented almost 70% of the total portfolio. While the rating distribution was impacted by new rating methods, the structure of the portfolio remained satisfactory and the portfolio quality continued to improve: the non-performing loan (NPL) ratio decreased from 3.0% to 2.6%, while NPL coverage rose from 105.5% at the end of 2006 to 119.0%. Risk provisions as a percentage of the overall portfolio declined slightly from 3.1% to 2.8%. As a result of the central bank measures, the share of FX loans decreased significantly to 60.6%.

Outlook 2008

In 2008 the operating environment will continue to be challenging for Erste Bank Croatia. A case in point is the central bank's growth cap of 12% on banks' loan books, including off-balance sheet products. In response EBC will try to push higher margin products, such as cash loans on the retail side, while focusing on lending through the Croatian Bank for Reconstruction and Development in the corporate segment. On the funding side the focus will be on attracting domestic FX and local currency deposits. In financial terms Erste Bank Croatia targets net profit growth of 30% in 2008, while return on equity should reach 17%. All targets relate to local consolidated figures.

Serbia

Business profile. Erste Bank Serbia has some 260,000 clients and a network of 63 branches for retail business as well as 15 centres for corporate business. Catering to the needs of a broad retail and mid-market corporate client base, the bank is well represented in the major business centres in Serbia. Erste Bank Serbia offers a wide range of financial products. The bank's current market share is some 2.5% in key product segments; however, its position is considerably stronger in alternative distribution channels, with some 10% market share in electronic payments in Serbia.

Economic review

In 2007 Serbia posted healthy real GDP growth of 5%, down marginally on 2006, while GDP/capita reached a level EUR 3,800. Growth was driven by strong domestic demand, especially in the form of private consumption. Public consumption also accelerated substantially ahead of general and presidential elections, resulting in a worse than expected, but still positive budget balance. Serbia's ongoing transformation process was reflected in a relatively high unemployment rate, which remained stubbornly high at 20%.

Key economic indicators – Serbia	2004	2005e	2006	2007e
Population (ave, million)	7.6	7.6	7.6	7.6
GDP (nominal, EUR billion)	19.7	21.1	24.8	29.9
GDP/capita (in EUR thousand)	2.6	2.8	3.3	3.9
Real GDP growth	8.4%	6.2%	5.7%	7.3%
Private consumption (yoy growth)	na	na	na	na
Exports (share of GDP)	15.3%	19.1%	20.8%	21.7%
Imports (share of GDP)	42.5%	39.4%	40.7%	43.2%
Unemployment (Eurostat definition)	18.5%	20.8%	20.9%	20.0%
Consumer price inflation (ave)	10.1%	16.5%	12.8%	6.8%
Interest rate (1m interbank offer rate)	na	20.2%	21.0%	10.9%
EUR FX rate (ave)	72.6	82.9	84.1	80.1
EUR FX rate (eop)	78.9	85.5	79.0	79.2
Current account balance (share of GDP)	-11.6%	-8.5%	-11.7%	-16.8%
General government balance (share of GDP)	1.1%	1.6%	0.2%	-1.0%

Source: Erste Bank.

2007 also saw a continuation of the disinflation trend thanks to a vigilant central bank that adjusted interest rates with a view to keep inflation within its target range of 4-8%. The central bank also employed a cocktail of measures to stem credit growth, amongst others high reserve requirements, foreign exchange liabilities of banks as well as rigid risk rating standards and additional capital requirements for retail lending.

While the trade balance remained heavily in the red as a result of strong domestic demand and was responsible for a persistent, double digit current account deficit, the general government balance remained in positive territory, despite stronger than expected wage increases in the public sector. Foreign direct investments slowed from the exceptional levels seen in 2006, mainly due to slower privatisation progress, but still covered a substantial part of the current account deficit.

Market review

Despite the strict monetary policy regime the Serbian banking sector continued to grow substantially faster than GDP. This was mainly driven by the continuing boom in imports and financed largely by the expansion of private sector credit. As in many other markets retail loans grew fastest and reached 13% of GDP for the first time. Mortgage loans also rose fast, but still amounted to only 4% of GDP.

Financial intermediation – Serbia
in % of GDP


75
60
45
30
15
0
34
17
20
48
27
30
70
34
14
2003
2005
2007e
Total assets
Customer loans
Customer deposits

Source: National Bank of Serbia.

The development of the banking sector was also aided by strong privatisation activity. Following a period of falling penetration ratios earlier this decade, during which the central bank revoked the licenses of some of the largest banking groups in the country, Serbia is now firmly on track of catching up with its central and east European peers. Assets/GDP reached a level of an estimated 70% at the end of 2007, strongly up from 48% two years ago. In a similar fashion loan penetration rose by 7 percentage-points over the same period, while deposits/GDP stayed essentially flat.

Business review

Strategy. Erste Bank Serbia's main objective is to continuously increase market share in the key segments of retail clients as well as small and medium corporates. To achieve this, the bank is developing a modern nation-wide distribution network. Continuous investments are also being made in personnel and product development. The bank's objective is to become recognised for the quality and efficiency of its services and position itself as a long-term partner of Serbia's growing middle class.

Highlights 2007

Significant growth in retail and SME lending. In 2007, Erste Bank Serbia increased its lending market share by over 0.5%-points to reach some 2.5%. In comparison to year-end 2006, the retail portfolio more than doubled, driven primarily by strong growth in mortgage loans which tripled, as well as cash loans and lending to micro-enterprises. Corporate loans also grew by over 100% in 2007 on the back of strong SME lending.

Strong in cards, alternative distribution channels. Erste Bank Serbia almost doubled the number of issued cards in 2007 to over 150,000, thus strengthening considerably its market presence in this segment. Card business and alternative distribution channels are a key development area for the bank. A number of new products were introduced in this segment, among others a pre-paid gift card, where Erste Bank Serbia was the first financial institution to offer this product to the local market. The bank maintained its strong presence in alternative distribution channels, with a market share of some 10%.

Expansion into corporate and investment banking. Erste Bank Serbia was also successful in significantly increasing its business with some of the largest and leading Serbian corporations, which are serviced through the Group Corporate and Investment Banking division of Erste Bank. The bank introduced a number of new financing products, including real-estate project finance both for SMEs and for institutional developers with large projects. The bank positioned itself as one of the main players on the domestic money-market and foreign exchange interbank market. Also in the segment of equity trading and sales, the position of Erste Bank in Serbia was strengthened substantially with the acquisition of Synergy Capital, one of the country's leading brokerage firms.

Financial review

in EUR million	2007	2006
Pre-tax profit	-3.4	-21.3
Net profit after minority interests	-2.7	-21.2
Operating result	-5.4	-17.7
Cost/income ratio	-	-
Return on equity	-	-

Net loss after minority interests improved from a deficit of EUR 21.2 million to a net loss of EUR 2.7 million, representing a positive change of EUR 18.5 million or 87.2%. This comparison reflected heavy restructuring activity in the base year 2006. In addition to significant growth in net interest income (to EUR 16.2 million from the prior year's EUR 9.2 million), which was driven by expansion in customer lending and interbank activity, risk provisions decreased noticeably. In 2007 both net fee and commission income and net trading result improved. General administrative expenses receded somewhat from the previous year's level (to EUR 28.4 million from EUR 30.3 million); costs in 2006 had been higher mainly because of necessary restructuring. The reason for a rise of EUR 2.1 million in other result from EUR -0.3 million to EUR 1.8 million was one-off revenue from the realisation of collateral in the first quarter of 2007.

Credit risk

Total credit exposure at Erste Bank Serbia grew by 77% to EUR 476 million in 2007, while the quality of the credit portfolio improved significantly. Non-performing loans (NPL) decreased slightly as a consequence of good collection of receivables from legacy work-out clients. Faster growth in better-rated client segments and solid collection results for overdue loans translated into a substantially reduced NPL ratio of 5.8% as opposed to 11.3% a year ago. In 2007 Erste Bank Serbia also started with the full implementation of IFRS provisioning standards, according to which risk provisioning levels are significantly lower than under local standards of the National Bank of Serbia that were applied until year-end 2006. For this reason, risk provisions as a percentage of credit exposure, decreased from 13.7% to 7.0%. Nevertheless, NPL coverage remained at a high level of 121%.

Outlook 2008

Following the significant intensification of business activities in 2007, Erste Bank Serbia is fully committed to further accelerating the pace of growth in 2008. The bank's main focus will continue to be the retail segment. Also in the corporate segment, the strong growth of the SME portfolio is expected to continue, with further substantial growth potential coming from the large corporate and project financing segments. Having reached solid geographic coverage in 2007, Erste Bank Serbia will continue to grow its branch network in 2008, with some 5 to 10 new branch openings primarily in Central and Southern Serbia. Through expansion of the geographic footprint, as well as the product portfolio, Erste Bank Serbia aims to create a sustainable basis for accelerated growth over the next years.

Ukraine

Operating environment

Ukraine is among the least developed markets in Central and Eastern Europe and hence offers substantial long-term growth potential. 2007 saw a continuation of the economic catch-up process. The economy remained strong supported by a boom in consumption and high investment growth. Real GDP grew by an impressive pace of 7.3% in 2007 after growing by 7.1% in 2006. As a result GDP per capita exceeded EUR 2,000 for the first time in 2007. Strong domestic demand resulted in rising inflation and a widening trade deficit, which peaked at 7.4% in 2007. High FDI inflows have helped lowering external debt and contributed to a significant build up in the level of foreign reserves.

Inflation figures remained at double-digit levels, mainly due pass through of high international energy prices and a poor harvest caused by the drought as well as rapid growth in public wages and state benefits. Average inflation stood at 12.8% while the year-end inflation reached 16.6%. The inflation target for 2008 is to push it below 10%. The exchange rate closed the year only slightly weaker, which was key to the stability of monetary policy.

The Ukrainian banking market has continued to grow rapidly, partly due to high GDP growth. Retail banking grew faster than the corporate business. As a result of the booming household segment total assets to GDP reached 89% by the end of 2007 up from 63% a year earlier. The banking market remained highly fragmented with 176 banks operating in the country at the end of 2007, none of which had a banking asset market share higher than 10%. While the underlying fundamentals of the market in terms of asset quality and profitability were healthy, a consolidation of the sector is highly likely in the medium term. Due to high local interest rates FX lending remained a key feature of the market in 2007: in effect, more than 90% of loans are denominated in USD.

Financial review*

in EUR million	2007	2006
Pre-tax profit	-23.0	-
Net profit after minority interests	-19.1	-
Operating result	-12.6	-
Cost/income ratio	-	-
Return on equity	-	-

*) No comparable segment contribution data available for 2006.

Following the 100% acquisition of Bank Prestige by the group in January 2007, the focus of activity in this segment has been the expansion of the market position of the bank, renamed "Erste Bank Ukraine". By 2010, the objective is to increase the market share to 4% and enlarge the network of outlets to approximately 400 branches across the country. At the end of 2007, the bank had 1,130 employees and operated 71 branches with preparations to open an additional 52 branches underway. In comparison to the third quarter of 2007, the fourth continued to show a very pleasing rise in net interest income, driven by growth in loans and advances to customers. General administrative expenses, as anticipated, increased significantly from the third quarter as a result of the rapid business expansion. Net loss after minority interests in the Ukraine segment for the reporting period was EUR 19.1 million.

Credit risk

At Erste Bank Ukraine total loans to customers rose by almost 300% from EUR 72 million to EUR 287million in 2007, while total credit exposure increased to EUR 488 million. Retail and micro lending was the key growth driver, up 435% from EUR 37 million to EUR 197 million. The growth in retail loans was a result of strong demand for mortgages and especially "American mortgages". Loans to corporate customers grew by 155% to EUR 89 million. As of year-end 2007, non-performing loans amounted to EUR 5 million which represented 1.0% of total credit exposure. Risk provisions increased to EUR 10 million which represented 2.1 % of total credit exposure.

INTERNATIONAL BUSINESS

Business profile. The International Business segment covers commercial lending to foreign banks, leasing companies and sovereign debtors, excluding treasury-related interbank business, of Erste Bank's branches in London, New York and Hong Kong as well as of Erste Bank Vienna and Erste Bank Malta. As part of the reorganisation of Erste Bank, the International Business segment will become part of the newly established Group Corporate and Investment Banking division, which in turn will be one of the operating units of the newly established holding.

Erste Bank's London Branch, with some 50 employees, engages in wholesale lending ranging from leveraged and acquisition finance to structured trade, commercial property and aircraft finance. The main focus is on the European market with a growing share of business in Central and Eastern Europe.

The New York Branch is involved in wholesale banking. The Treasury department oversees interest rate and liquidity risk and, manages various investment and trading portfolios. It diversifies the group's funding sources and manages a portfolio of highly liquid and highly rated medium-term securities. The Lending department generates cash assets in the leveraged loan, project finance and trade finance markets and also invests in debt securities, structured finance issues and synthetic assets.

The Hong Kong Branch, as the group's sole point of representation in Asia Pacific, primarily focuses on the development of a portfolio of Asian credit exposures, the support of group business initiatives, cultivation of stable regional funding sources in order to enhance group liquidity, and engages in trading selected financial markets products, all on a proprietary basis.

The International Finance Department operates as a profit centre in Vienna and is active in lending through various loan products including synthetic ones, primarily to financial institutions and sovereigns. As per year end, it ran a portfolio of approximately EUR 13.5 billion, with credit default swaps accounting for one third.

Within the new group structure a Group Loan Syndication and Portfolio Management Department has been set up. The aim is to provide Erste Bank's clients across its extended home market with substantial loan amounts including underwritings, as an agent of these loans and to distribute the assets to banks and investors worldwide.

Business review

Strategy. The strategic goal of the New York Branch is to manage a portfolio of short- to medium-term asset classes on the one hand and develop a well-diversified portfolio of funded and synthetic assets that have a liquid secondary market on the other. Attractive investment opportunities are continuously identified through the use of fundamental credit skills. The London Branch puts strong emphasis on supporting and complementing the development of the large corporate business of the group in Central and Eastern Europe, in addition to generating a steady and growing income stream from a diversified loan portfolio. The Hong Kong Branch aims to maintain a high-grade portfolio of regional credit exposures principally to governments and related entities, financial institutions, industry leading corporate entities engaged in staple industries and asset backed securities. The development of a stable source of low cost liquidity from regionally domiciled counterparties is also a key focus. The International Finance Department in Vienna targets the maintenance of a balanced portfolio dominated by investment-grade rated financial institutions and sovereigns, and arranges syndicated loans in order to generate additional fee income.

Highlights 2007

New York Branch expands commercial paper programme. The New York Branch expanded its successful commercial paper programme, which was launched in 2006 with an initial limit of USD 3.0 billion to USD 7.5 billion in 2007. Multiple reductions in the Federal Funds target rate as well as in the rate at which participating banks could borrow from their Discount Window Facility led to a reduction in overnight funding costs. On the lending side, the branch locked in attractive risk-adjusted returns while preserving capital. Return on equity calculated in accordance with Basel II reached about 25%.

London Branch employs risk-conscious approach. Faced with more exuberant market conditions in the first half of the year and the severe market dislocation later on, the branch has been very measured in growing its total assets and disciplined in its risk taking approach throughout the year. As a result return on equity (Basel II) improved further to a healthy 31% while asset quality remained excellent. The importance of Central and Eastern Europe for the branch's business continued to grow. Beyond the historically strong presence in acquisition finance the business volume generated in the bank's core market and in other parts of the region spread also over other business units of the London Branch.

Hong Kong Branch treasury acquires new sources of liquidity for the group. Notwithstanding pressure on lending margins during the first half of 2007 and significant market disruption towards the end of the year, return on equity reached an impressive 50% while the cost/income ratio stood at only 16.5%. The regional investment portfolio includes debt securities in the form of asset swaps, floating rate securities, loans and single name credit default swaps, with the share of investment grade rated securities unchanged at 84%.

Vienna Profit Centre continues its success. Despite sizeable redemptions, the portfolio has grown by 15%. The share of investment-grade rated securities remained very high at 86%.

Financial review

in EUR million	2007	2006
Pre-tax profit	161.9	160.0
Net profit after minority interests	121.9	118.2
Operating result	148.6	147.8
Cost/income ratio	19.7%	18.9%
Return on equity	27.4%	23.5%

Net profit after minority interests increased by EUR 3.7 million or 3.1% from EUR 118.2 million to EUR 121.9 million. Other result saw a marked decrease (to EUR 3.3 million from EUR 10.1 million in 2006) owing to positive one-off effects in 2006 totalling EUR 8.1 million from the revaluation of financial assets and sale of written-off loans and receivables. In 2007 risk provisions that were no longer required given the improved risk situation in the credit portfolio were released. Operating result, at EUR 148.4 million, was held at the prior-year level; the cost/income ratio was an impressive 19.7%. Return on equity, amid the lower capital requirement under Basel II, rose from 23.5% to 27.4%.

Credit risk

2007 was another excellent year characterised by low defaults. Non-performing loans (NPL) remained low at EUR 18 million compared to EUR 16 million a year ago. Risk provisions decreased from EUR 69.0 million to EUR 49 million, which resulted in a NPL coverage ratio of 266%. As the favourable economic environment is unlikely to continue, a marginal increase in NPLs is expected for 2008.

Outlook 2008

In 2008, the International Business segment will continue to adhere to a conservative credit policy and pay close attention to the selection of transactions. The New York Branch intends to complement its cash exposure in the leveraged loan market with synthetic exposures such as credit default swaps based on the underlying creditworthiness of the debt issuers. The London Branch expects a slowdown in acquisition finance activities, but plans to compensate for it through opportunities related to Erste Bank's further expansion in CEE. In addition to the continued development of the Asian portfolio, the Hong Kong Branch will also complement the strategies of the newly established Group Corporate and Investment Banking and

Global Markets divisions. The International Finance Department in Vienna will focus on securing sustainable and stable income streams, while maintaining high credit quality levels.

CORPORATE CENTER

Business profile. The Corporate Center segment encompasses those banking activities that do not qualify for direct allocation to business lines, including non-banking subsidiaries, e-business and subsidiaries that provide marketing, organisation, information technology and other support services. The Corporate Center segment also includes intragroup profit and loss eliminations and onetime effects, which make line item and period-to-period comparisons of the results of this segment not meaningful. By reporting the onetime effects of business disposals and expenses for group-wide projects in the Corporate Center segment, we seek to improve the period-to-period comparability of the results of our core business segments.

Business review

Key marketing initiatives in CEE. Highlights of the marketing year included the introduction of a new marketing concept in the Czech Republic and the rollout of the group corporate design in Romania. Česká spořitelna successfully contracted internationally recognised football player Petr Cech as being the new face of the bank. Petr Cech, goalkeeper of the British premier league club FC Chelsea and the Czech National Soccer Team, is a client of Česká spořitelna since his early childhood days. With him Česká spořitelna has one of the greatest sportsmen in the Czech Republic and Europe representing the bank. His likeable personality will support the brand image of the bank among all target groups.

Starting September 3, 2007 BCR has undergone a carefully planned logo and corporate design change. The launch of the new logo, which is designed in Erste Group colours and includes the red "s" represents the beginning of a new successful stage in BCR's history. The change graphically demonstrates that BCR is a powerful member of Erste Group and reinforces BCR's position as the leader in the Romanian banking market. The launch of the new logo was accompanied by a new image campaign, which conveys the message behind the logo change to the public and to BCR's customers. The key message – "We think alike" – is aimed at emphasising the bank's desire to meet the customers' requirements and to harmonise the goals of both sides.

Further extensive activities in the field of IT. A multitude of projects have been implemented or initiated not only at group level, but also in the countries of the extended home market. Particularly worthy of mention are the ongoing and already largely completed organisational and IT transformation of BCR, the core banking system migration at Slovenská sporiteľňa, the implementation of the core banking system at Erste Bank Ukraine, the technical implementation of the Group Performance Model project as well as the computer centre consolidation at Česká spořitelna.

In addition, 2007 was dominated by activities related to the setup of Erste Bank Holding. The IT-related separation of the Austrian core systems, the creation of suitable technical support for the divisionalised areas GM/GCIB and many other plans to support the holding have been realised or are about to be completed according to plan. Furthermore, organisational development measures were speeded up with the department Org/IT in order to further improve the interplay between business, organisation and IT service providers both at local and group level.

Further development of procurement activities. We pressed ahead with the redevelopment of the procurement function in 2007. Through close cooperation, knowledge transfer between those responsible for purchasing in all of Erste Bank's markets was actively promoted, leading to better and more uniform market development. The success of this strategy was revealed in many cost-cutting initiatives, such as in the areas of telecommunications, soft- and hardware, facility management, outsourcing (call center in Romania), consulting, HR services, office operations and travel management (airlines and hotels).

Alongside strategic and operative purchasing, the transformation project "PARiS" can also reflect on a successful year. In this project, important elements of order processing and accounts payable are being outsourced to business partner Accenture. To this end, standardised ordering software and the related processes are being introduced in all of Erste Bank's markets which are connected to SAP. The roll-outs planned for 2007 in Slovakia and Austria (Erste Bank AG and Holding) were implemented according to plan. In addition, the roll-out plans for Romania and the Czech Republic were prepared. At the end of 2008, a total of around 40 entities (banks and subsidiaries of Erste Bank) from five countries will operate the new ordering solution, which for the first time will lead to a standardisation in the entire group, to greater transparency and thus cost efficiency.

Financial review

in EUR million	2007	2006
Pre-tax profit	-270.8	-144.9
Net profit after minority interests	-191.2	-95.6
Operating result	-126.7	-87.2
Cost/income ratio	-	-
Return on equity	-	-

The Corporate Center segment encompasses the following: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; amortisation of the customer relationships of BCR and DCA; and one-time effects, that, in order to safeguard comparability, have not been allocated to a business segment. Thus, in the 2007 results, the "unwinding effect" (compound interest effect from expected cash flows from non-performing loans and advances to customers) of about EUR 62 million was allocated to this segment. In the prior-year comparison, this positive effect in 2007 net interest income is fully offset by the absence of the positive effects from the 2006 capital increase. On balance, the unwinding effect was profit-neutral, as the positive effect in net interest income was also accompanied by higher risk provisions. As a result, in 2007 the risk provisions increased by EUR 67.7 million overall. Most of the change in net fee and commission income and general administrative expenses represented consolidating entries in respect of companies providing banking support services. Important cost items within general administrative expenses were group projects as well as expenses related to the restructuring of the Erste Bank Group. Net trading result grew in the first half of 2007 thanks to gains from the revaluation of strategic positions. Other result includes the newly required amortisation of the customer relationships of both BCR and Diners Club Adriatic d.d. totalling EUR 81.8 million.

Consolidated Financial Statements

Consolidated Financial Statements 2007 (IFRS)

I. Consolidated Income Statement of Erste Bank for the year ended 31 December 2007

in EUR thousand	Notes	2007	2006
Interest and similar income		9,665,433	7,089,295
Interest and similar expenses		(5,743,405)	(3,928,679)
Income from associates accounted for at equity		23,759	28,709
Net interest income	**1**	**3,945,787**	**3,189,325**
Risk provisions for loans and advances	2	(454,727)	(439,097)
Fee and commission income		2,240,610	1,805,098
Fee and commission expenses		(382,742)	(359,192)
Net fee and commission income	**3**	**1,857,868**	**1,445,906**
Net trading result	4	351,139	277,867
General administrative expenses	5	(3,642,097)	(2,945,330)
Income from insurance business	6	35,010	35,849
Other operating result	7	(169,281)	(144,043)
Result from financial assets - at fair value through profit or loss	8	(47,832)	(4,487)
Result from financial assets - available for sale	9	50,969	100,011
Result from financial assets - held to maturity	10	725	6,243
Pre-tax profit		**1,927,561**	**1,522,244**
Taxes on income	11	(377,607)	(339,843)
Net profit before minority interests		**1,549,954**	**1,182,401**
Minority interests		(375,259)	(250,155)
Net profit after minority interests	**12**	**1,174,695**	**932,246**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all granted subscription and conversion rights were exercised (also see Note 34, Total equity).

		2007	2006
Net profit after minority interests	in EUR thousand	1,174,695	932,246
Weighted average number of shares outstanding	Number	312,039,861	300,272,502
Earnings per share	**in EUR**	**3.76**	**3.10**
Diluted weighted average number of shares outstanding	Number	312,716,331	301,289,722
Diluted earnings per share	in EUR	3.76	3.09
Dividend per share	in EUR	0.75	0.65

II. Consolidated Balance Sheet of Erste Bank at 31 December 2007

in EUR thousand	Notes	2007	2006
ASSETS			
Cash and balances with central banks	13	7,615,030	7,377,868
Loans and advances to credit institutions	14	14,937,124	16,616,331
Loans and advances to customers	15	113,955,901	97,106,741
Risk provisions for loans and advances	16	(3,296,453)	(3,132,843)
Trading assets	17	6,636,691	6,188,401
Financial assets - at fair value through profit or loss	18	4,533,598	4,682,208
Financial assets - available for sale	19	16,200,397	14,926,945
Financial assets - held to maturity	20	16,843,138	16,699,666
Investments of insurance companies	21	8,054,004	7,329,156
Equity holdings in associates accounted for at equity	22	285,064	382,551
Intangible assets	23	5,962,277	6,092,150
Property and equipment	23	2,288,706	2,164,506
Tax assets	24	446,095	317,372
Other assets	23, 25	6,057,269	4,952,153
Total assets		**200,518,841**	**181,703,205**
LIABILITIES AND EQUITY			
Deposits by banks	26	35,164,647	37,687,835
Customer accounts	27	100,116,391	90,849,400
Debt securities in issue	28	31,078,230	21,813,518
Trading liabilities	29	1,755,711	1,200,106
Underwriting provisions	30	8,638,277	7,920,055
Other provisions	31	1,791,722	1,780,140
Tax liabilities	24	329,296	290,636
Other liabilities	32	4,652,481	4,047,332
Subordinated liabilities	33	5,588,810	5,209,976
Total equity	34	11,403,276	10,904,207
Shareholders' equity		8,451,935	7,979,073
Minority interests		2,951,341	2,925,134
Total liabilities and equity		**200,518,841**	**181,703,205**

*) Including the shares held by members of the Haftungsverbund.

III. Consolidated Statement of Changes in Total Equity

A) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and net profit after minority interests	Total Share-holder´s equity	Minority interests	Total equity 2007
Total equity at 31 December 2006	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Changes in own shares	0	0	(65)	(65)	0	(65)
Purchase	0	0	(1,170)	(1,170)	0	(1,170)
Sale	0	0	1,076	1,076	0	1,076
Result	0	0	29	29	0	29
Dividends	0	0	(202)	(202)	(145)	(347)
Capital increases[1]	2	43	0	45	0	45
Net profit before minority interests	0	0	1,175	1,175	375	1,550
Income and expenses recognised directly in equity	0	0	(480)	(480)	(218)	(698)
thereof Currency translation	0	0	(224)	(224)	(40)	(264)
Change in interest in subsidiaries	0	0	0	0	14	14
Total equity at 31 December 2007	**632**	**4,557**	**3,263**	**8,452**	**2,951**	**11,403**
Cash flow hedge reserve at 31 December 2007	0	0	0	(28)	(17)	(45)
Available for sale reserve at 31 December 2007	0	0	0	(321)	(275)	(596)
Actuarial gains/losses from long-term employee provisions at 31 December 2007	0	0	0	(256)	(116)	(372)
Deferred tax reserve at 31 December 2007	0	0	0	159	104	263

1) Capital increase in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

B) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings and net profit after minority interests	Total Share-holder´s equity	Minority interests	Total equity 2006
Total equity at 31 December 2005	**486**	**1,464**	**2,115**	**4,065**	**2,314**	**6,379**
Changes in own shares	0	0	(187)	(187)	0	(187)
Purchase	0	0	(1,831)	(1,831)	0	(1,831)
Sale	0	0	1,612	1,612	0	1,612
Result	0	0	32	32	0	32
Dividends	0	0	(133)	(133)	(50)	(183)
Capital increases[1]	144	3,050	0	3,194	0	3,194
Net profit before minority interests	0	0	932	932	250	1,182
Income and expenses recognised directly in equity	0	0	108	108	(277)	(169)
thereof Currency translation	0	0	337	337	36	373
Change in interest in subsidiaries	0	0	0	0	688	688
Total equity at 31 December 2006	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Cash flow hedge reserve at 31 December 2006	0	0	(14)	(14)	(17)	(31)
Available for sale reserve at 31 December 2006	0	0	5	5	(44)	(39)
Actuarial gains/losses from long-term employee provisions at 31 December 2006	0	0	(237)	(237)	(110)	(347)
Deferred tax reserve at 31 December 2006	0	0	57	57	44	101

1) Capital increases for the acquisition of shares of Banca Comercială Română (BCR) after deduction of the expenses incurred by the capital increase net of tax of about EUR 49.0 million as well as the capital increases in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

Income and expenses recognised directly in equity

in EUR million	2007	2006
Net profit before minority interests	**1,550**	**1,182**
Available for sale-reserve (including currency translation)	(557)	(445)
Cash flow hedge-reserve (including currency translation)	(14)	(39)
Actuarial gains and losses	(25)	(231)
Deferred taxes on items recognised directly in equity	162	173
Currency translation	(264)	373
Total gains and losses recognised directly in equity	**(698)**	**(169)**
Total	**852**	**1,013**
Shareholders' equity	695	1,040
Minority interests	157	(27)

Changes in number of shares (see Note 34)

in units	2007	2006
Shares outstanding at 1 January	**296,014,126**	**228,499,894**
Acquisition of own shares	(21,713,124)	(7,742,170)
Disposal of own shares	19,450,956	3,143,817
Capital increase for the acquisition of BCR	0	64,848,960
Capital increases in connection with share swap offer to BCR staff	0	6,287,236
Capital increases due to ESOP and MSOP	992,760	976,389
Shares outstanding at 31 December	**294,744,718**	**296,014,126**
Own shares	21,544,227	19,282,059
Number of shares at 31 December	**316,288,945**	**315,296,185**
Weighted average number of shares outstanding	312,039,861	300,272,502
Dilution due to MSOP/ESOP	676,470	1,017,220
Diluted weighted average number of shares outstanding	312,716,331	301,289,722

IV. Cash Flow Statement

in EUR million	2007	2006
Net profit before minority interests	**1,550**	**1,182**
Non-cash adjustments for items in net profit before minority interests		
Depreciation, amortisation, impairment and reversal of impairment, revaluation of assets	485	355
Allocation to and release of provisions (including risk provisions)	623	580
Gains from the sale of assets	(26)	(74)
Other adjustments	(731)	(450)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	1,880	820
Loans and advances to customers	(15,932)	(9,831)
Trading assets	(424)	(717)
Financial assets - at fair value through profit or loss	350	(958)
Financial assets - available for sale	(2,086)	340
Other assets from operating activities	(1,578)	(480)
Deposits by banks	(2,863)	840
Customer accounts	8,418	11,901
Debt securities in issue	9,156	(569)
Trading liabilities	527	(145)
Other liabilities from operating activities	1,232	703
Cash flow from operating activities	**581**	**3,497**
Proceeds of disposal		
Financial assets - held to maturity and associated companies	2,917	3,416
Fixed assets and investment properties	679	121
Acquisition of		
Financial assets - held to maturity and associated companies	(2,782)	(4,978)
Fixed assets and investment properties	(933)	(626)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(205)	(944)
Cash flow from investing activities	**(324)**	**(3,011)**
Capital increases	45	3,195
Dividends paid	(202)	(133)
Other financing activities (mainly changes of subordinated liabilities)	356	920
Cash flow from financing activities	**199**	**3,982**
Cash and cash equivalents*) at beginning of period	**7,378**	**2,728**
Cash flow from operating activities	581	3,497
Cash flow from investing activities	(324)	(3,011)
Cash flow from financing activities	199	3,982
Effect of currency translation	(219)	182
Cash and cash equivalents*) at end of period	**7,615**	**7,378**
Cash flows related to taxes, interest and dividends	**3,602**	**2,859**
Payments for taxes on income	(344)	(330)
Interest and dividends received	9,689	7,118
Interest paid	(5,743)	(3,929)

*) Cash and cash equivalents are equal to cash in hand and balances with central banks.

Cash flow from acquisition of subsidiaries

in EUR million (Successive) share purchase	Open Joint-Stock Company "Erste Bank" 100%	Diners Club Adriatic d.d. 100%	ABS Banka d.d. 62,94%	Sparkasse Ried and Waldviertler Sparkasse von 1842 0%	Total
Cash and cash equivalents	4	0	31	27	
Loans and advances to credit institutions	31	1	6	96	
Loans and advances to customers	87	161	67	794	
Risk provisions for loans and advances	(1)	(12)	(4)	(36)	
Financial assets - available for sale	8	3	0	118	
Property and equipment	8	4	4	12	
Customer relationships and merchant relationships	0	50	6	0	
Other assets	1	2	2	18	
Deposits by banks	80	65	8	84	
Customer accounts	12	57	75	705	
Debt securities in issue	0	0	0	109	
Other liabilities	0	16	3	54	
Total equity	46	71	26	77	-
Shares purchased	100%	100%	62.94%	0%	-
Erste Bank's stake of total equity	46	71	17	0	134
Goodwill	35	81	17	0	133
Purchase price	81	152	33	0	267
Cash and cash equivalents	4	0	31	27	(62)
Cash flow from acquisition of companies net of cash and cash equivalents acquired					**205**

V. Notes to the Consolidated Financial Statements of Erste Bank Group

A. GENERAL INFORMATION

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on the Vienna Stock Exchange. Since October 2002 it is also quoted on the Prague Stock Exchange and furthermore, since February 14, 2008 it is listed on the Bucharest Stock Exchange. Erste Bank's registered office is located at Graben 21, 1010 Vienna, Austria.

Erste Bank Group offers a complete range of banking and other financial services, such as saving, asset management (including investment funds), consumer credit and mortgage lending, investment banking, securities and derivatives trading, portfolio management, project finance, foreign trade financing, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance.

The consolidated financial statements of Erste Bank for the 2007 financial year and the comparable data for 2006 were prepared in compliance with applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC, formerly Standing Interpretations Committee or SIC) as adopted by the European Union, thus satisfying the requirements of section 59a Austrian Banking Act and section 245a Austrian Commercial Code.

Unless otherwise indicated, all amounts are stated in millions of euros. The tables in this report may contain rounding differences.

Date when the consolidated financial statements are authorised for issue by the Supervisory Board: 26 March 2008

B. ACQUISITIONS

After signing the purchase agreement for the acquisition of 100% of Open Joint-Stock Company "Erste Bank" (formerly called Bank Prestige), Ukraine in December 2006, the transaction closed on 24 January 2007. Open Joint-Stock Company "Erste Bank" is included in the consolidated financial statements of Erste Bank with effect from that date.

The total purchase price for the acquisition of Open Joint-Stock Company "Erste Bank", including additional expenses of the transactions involved, was EUR 81.5 million. This gave rise to goodwill of UAH 230.8 million or EUR 35.4 million.

The contribution of Open Joint-Stock Company "Erste Bank" to the operating income of the Erste Bank Group from the time of initial consolidation was EUR 29.8 million; its contribution to net profit after minority interests was EUR -3.4 million. Had Open Joint-Stock Company "Erste Bank" been included in the Erste Bank's consolidated financial statements from 1 January 2007, the contribution to net profit after minority interests would have been EUR -3.4 million.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount (equals fair value)
Cash and balances with central banks	4.0
Loans and advances to credit institutions	31.1
Loans and advances to customers	87.2
Risk provisions for loans and advances	(0.6)
Property and equipment	8.3
Other assets	9.1
ASSETS	**139.1**
Deposits by banks	80.4
Customer accounts	12.3
Other liabilities	0.3
Total equity	46.1
LIABILITIES AND EQUITY	**139.1**

The goodwill associated with Open Joint-Stock Company "Erste Bank" was determined as follows:

in EUR million	2007
Purchase price incl. additional expenses	81.5
Shareholder's equity	(46.1)
Goodwill	**35.4**

On 2 April 2007 the purchase agreement was signed for the acquisition of 100% of Diners Club Adriatic d.d. Croatia ("DCA"), one of the leading Croatian credit card companies. DCA is included in the consolidated financial statements of Erste Bank from that date. The purchase price including transaction costs was EUR 152.2 million. Taking into account net asset value adjustments, this gave rise to goodwill of HRK 602.7 million or EUR 81.4 million.

At end-December 2007 Erste Bank AG sold an interest of 41% of DCA to Steiermärkische Sparkasse, a subsidiary of Erste Bank Group.

The net asset value adjustments pertain to employee benefit provisions and to the intangible assets acquired in this business combination (specifically, the value of customer relationships and the merchant relationships) as well as to related deferred taxes.

Both the customer relationships and the merchant relationships are recognised separately from goodwill. Customer relationships, measured at HRK 299.1 million or EUR 40.4 million, are amortised on a straight-line basis over the estimated useful life of 8 years; the merchant relationships, measured at HRK 70.1 million or EUR 9.5 million, is amortised on a straight-line basis over 5.5 years.

The contribution of DCA to the operating income of the Erste Bank Group from the time of initial consolidation was EUR 30.4 million; its contribution to net profit after minority interests and after amortisation of the customer relationships and merchant relationships was EUR 2.6 million. Had DCA been included in Erste Bank's consolidated financial statements from 1 January 2007, its contribution to net profit after minority interests and after amortisation of the customer relationships and merchant relationships would have been EUR 2.9 million.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Loans and advances to credit institutions	1.0		1.0
Loans and advances to customers	160.8		160.8
Risk provisions for loans and advances	(11.7)		(11.7)
Customer relationships	0.0	40.4	40.4
Merchant relationships	0.0	9.5	9.5
Property and equipment	3.9		3.9
Other assets	4.8		4.8
ASSETS	**158.8**	**49.9**	**208.7**
Deposits by banks	65.1		65.1
Customer accounts	56.8		56.8
Other liabilities	6.0	10.0	16.0
Total equity	30.9	39.9	70.8
LIABILITIES AND EQUITY	**158.8**	**49.9**	**208.7**

The goodwill associated with DCA was determined as follows:

in EUR million	2007
Purchase price incl. additional expenses	152.2
Shareholder's equity restated	70.8
Goodwill	**81.4**

Since the beginning of April 2007, Steiermärkische Sparkasse acquired a further 14.45% of ABS Banka d.d., Bosnia-Herzegovina, and thus now owns 62.94% of the shares of ABS Banka d.d. ABS Banka d.d. is included in the consolidated financial statements of Erste Bank with effect from 3 April 2007, by full consolidation.

The total purchase price for the acquisition of the shares of ABS Banka d.d., including transaction costs, was approximately EUR 33.0 million. The resulting goodwill, after net asset value adjustments, was BAM 30.5 million or EUR 16.5 million.

The net asset value adjustments pertain to the recognition of the customer relationships acquired in the course of the successive acquisition of ABS Banka d.d. shares and to the related deferred taxes.

Customer relationships are recognised separately from goodwill. The customer relationships were valued at BAM 11.8 million or EUR 6.0 million as of the time of initial consolidation and are amortised on a straight-line basis over the expected useful life of 10 years.

The contribution of ABS Banka to the operating income of the Erste Bank Group from the time of initial consolidation was EUR 8.1 million; its contribution to net profit after minority interests and after amortisation of customer relationships was EUR 8 thousand. Had ABS Banka already been included in Erste Bank's consolidated financial statements from 1 January 2007, its contribution to net profit after minority interests and after amortisation of customer relationships would have been EUR 10 thousand.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	31.1		31.1
Loans and advances to credit institutions	6.2		6.2
Loans and advances to customers	66.9		66.9
Risk provisions for loans and advances	(4.1)		(4.1)
Customer relationships	0.0	6.0	6.0
Property and equipment	4.0		4.0
Other assets	2.2		2.2
ASSETS	**106.4**	**6.0**	**112.4**
Deposits by banks	7.6		7.6
Customer accounts	75.2		75.2
Other liabilities	2.7	0.6	3.3
Total equity	21.0	5.4	26.4
LIABILITIES AND EQUITY	**106.4**	**6.0**	**112.4**

The goodwill associated with ABS Banka d.d. was determined as follows:

in EUR million	2007
Purchase price incl. additional expenses	33.0
Shareholder's equity restated	(16.6)
Goodwill	**16.5**

Having joined the Haftungsverbund, two additional savings banks – Sparkasse Ried im Innkreis-Haag am Hausruck and Waldviertler Sparkasse von 1842 AG – are included in the consolidated financial statements of Erste Bank since 31 December 2007. Erste Bank does not hold any equity interests in those savings banks.

Had these savings banks been included in the Erste Bank Group's financial statements from 1 January 2007, the contribution to net profit after minority interests would have been EUR 0.0.

In the aggregate, the identifiable assets acquired and liabilities assumed of Sparkasse Ried and Waldviertler Sparkasse von 1842, measured at fair value, had the following composition at the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	26.7		26.7
Loans and advances to credit institutions	96.0		96.0
Loans and advances to customers	793.6		793.6
Risk provisions for loans and advances	(39.1)	2.9	(36.2)
Property and equipment	12.5		12.5
Other assets	131.4	4.2	135.6
ASSETS	**1,021.0**	**7.1**	**1,028.1**
Deposits by banks	83.8		83.8
Customer accounts	704.5		704.5
Debt securities in issue	108.8		108.8
Other liabilities	46.9	6.7	53.7
Total equity	76.9	0.4	77.3
LIABILITIES AND EQUITY	**1,021.0**	**7.1**	**1,028.1**

The net asset value adjustments pertain to risk provisions for loans and advances, measurement of securities, and employee benefit provisions as well as to related deferred taxes.

In 2006 Erste Bank acquired 69.15% (547,976,335 shares) of the Romanian bank Banca Comercială Română S.A. (BCR). BCR has been included in the consolidated financial statements of Erste Bank since 12 October 2006. The total purchase price for the acquisition of the BCR shares, including transaction costs, was approximately EUR 4,196.1 million. This gave rise to goodwill (taking into account net asset value adjustments) of RON 9,828.9 million or EUR 2,787.6 million.

In addition, in 2006 Erste Bank acquired a further 4.41% (17,740 shares) of Erste Bank a.d. Novi Sad. At 31 December 2006 Erste Bank thus held 99.99% of the shares of Erste Bank a.d. Novi Sad. The purchase price (including transaction costs) of the 4.41% ownership interest totalled approximately EUR 4.0 million, resulting in goodwill at the acquisition date of RSD 324.3 million or EUR 3.7 million.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 48.

C. ACCOUNTING POLICIES

a) BASIS OF CONSOLIDATION

All subsidiaries directly or indirectly controlled by Erste Bank AG are fully consolidated in the Group financial statements, on the basis of these subsidiaries' annual accounts at and for the year ended 31 December 2007.

Erste Bank is a member of the Haftungsverbund agreement of the savings bank sector. At the balance sheet date almost all of Austria's savings banks formed part of this system.

The provisions of the agreement governing the Haftungsverbund are implemented by a steering company (s Haftungs- und Kundenabsicherungs GmbH). Erste Bank AG always holds directly at least 51% of the subscribed capital of this steering company. Two of the four members of the steering company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The steering company is vested with the power to monitor the common risk policies of its members. In addition, if a member encounters serious financial difficulties – this can be discerned from the specific indicator data that is continually generated – the steering company has the mandate to provide support measures and/or to intervene, as required, in the business management of the affected member savings bank. As Erste Bank AG owns the controlling interest in the steering company, it exercises control over the members of the Haftungsverbund. In accordance with IFRS, all Haftungsverbund members are therefore fully consolidated.

Investments in companies over which Erste Bank AG exercises a significant influence (associated companies, or "associates") are accounted for at equity (i.e. measured at equity). As a rule, significant influence is given by an ownership interest of between 20% and 50%. Joint ventures are also included using the equity method (IAS 31.38). Entities accounted for by the equity method are recognised largely as measured in annual financial statements at and for the year ended 31 December 2007.

Business combinations are accounted for using the purchase method, by offsetting the acquisition cost against the parent company's share in identifiable assets and liabilities. The subsidiary's assets and liabilities are measured at their individual fair values at the acquisition date. The difference between acquisition costs and net assets at fair value has been recognised as goodwill since 1 January 1995. Goodwill is tested for impairment annually as required under IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets).

Minority interests are determined on the basis of assets and liabilities at fair value.

Intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated.

b) ACCOUNTING AND MEASUREMENT METHODS

An asset is recognised in the balance sheet if it is probable that it will generate a future economic benefit for Erste Bank and if its cost can be measured reliably.

A liability is recognised in the balance sheet if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and if the amount to be paid can be measured reliably.

Regular way (spot) purchases and sales of financial investments are recognised at the trade date.

Accounting assumptions and estimates

The consolidated financial statements contain data that has necessarily been arrived at on the basis of estimates and assumptions. The estimates and assumptions used are based on historical experience and other factors, such as planning as well as expectations and forecasts of future events that are currently deemed to be reasonable. Estimation uncertainty is associated especially with the determination of risk provisions for loans and advances, pension obligations and other provisions, goodwill, deferred tax assets, and fair value.

Foreign currency translation

Assets and liabilities stated in foreign currencies and outstanding foreign currency spot transactions are translated at ECB reference rates; outstanding forward exchange contracts are translated at the forward rate at the balance sheet date.

In the currency translation of the financial statements of foreign branches and subsidiaries reporting in foreign currencies, the ECB reference rate of exchange at the balance sheet date is used for translating the balance sheet and the annual average rate is used for translating the income statement. Currency translation gains and losses as a result of the consolidation of foreign subsidiaries are offset against retained earnings.

Net interest income

Interest and similar income mainly includes interest income in the narrow sense on loans and advances to credit institutions and customers, on balances at central banks and on fixed-interest securities. Also reported under interest and similar income are current income from shares and other variable-yield securities (especially dividends), income from equity investments in companies, income from investment properties and interest-like income calculated in the same manner as interest.

Interest and similar expenses mainly include interest paid on deposits by banks and customer accounts, on deposits of central banks and on debt securities in issue and subordinated liabilities (including hybrid issues). This item also includes interest-like expenses calculated in the same way as interest.

Interest income (if deemed collectible) and interest expenses are recognised as they accrue.

Income from investments measured at equity is likewise included in net interest income. Impairment losses, reversal of impairment losses and realised gains and losses on investments accounted for at equity are included under other operating result.

Risk provisions for loans and advances

This item includes allocations to and releases of specific and general risk provisions for loans and advances for both on-balance-sheet and off-balance-sheet transactions. Also reflected in this item are direct write-offs of loans and advances as well as recoveries of loans written-off.

Amounts allocated to and released from other risk provisions that do not pertain to lending business are reported in other operating result.

Net fee and commission income

Net fee and commission income consists of income and expenses from services business accrued in the reporting period. It includes income and expenses mainly from fees and commissions payable or receivable for payment services, securities brokerage and lending business, as well as from insurance business, mortgage brokerage and foreign exchange transactions.

Net trading result

Net trading result includes all results from securities, derivatives and currencies classified as held for trading. These include realised gains and losses, unrealised changes in fair value, and dividend income and net interest from trading portfolios.

General administrative expenses

General administrative expenses represent the following expenses accrued in the reporting period: personnel and other administrative expenses, as well as depreciation and amortisation. Not included are any amortisation of customer relationships and impairment of goodwill.

Personnel expenses include wages and salaries, bonuses, statutory and voluntary social security contributions, staff-related taxes and levies, and expenses for severance benefits (i.e., termination benefits) and pensions (including amounts allocated to and released from provisions).

Other administrative expenses include IT expenses, expenses for office space, office operating expenses, advertising and marketing, expenditures for legal and other consultants as well as sundry other administrative expenses.

Income from insurance business

Income from insurance business comprises all revenues and expenses of fully consolidated insurance companies, other than commission income from the sale of insurance products, which is included in net fee and commission income.

Income includes primarily premiums earned net of ceded business, investment income from underwriting business and unrealised gains from capital investments.

The main expenses included are claims incurred, changes in underwriting provisions, expenses for bonuses to holders of with-profits policies, investment and interest expenses and all operating expenses of the insurance business.

Other operating result
Other operating result reflects all other income and expenses not attributable to Erste Bank Group's ordinary activities. This includes especially impairment losses or any reversal of impairment losses, as well as results on the sale of property and equipment, amortisation and impairment of customer relationships, any impairment losses on goodwill, and impairment and any reversal of impairment losses of other intangible assets. In addition, other operating result encompasses the following: expenses for other taxes and for deposit insurance contributions; income from the release of and expenses for allocations to other provisions; impairment losses on and reversal of impairment losses of investments accounted for at equity, as well as realised gains and losses from the disposal of investments accounted for at equity.

Result from financial assets - at fair value through profit or loss
This item consists of results of fair value measurement of and realised gains or losses from securities, derivatives, investments in companies, and credit assets/liabilities assigned to the fair value portfolio (see Note: Financial assets – at fair value through profit or loss).

Result from financial assets – available for sale
The item represents – for available for sale securities and investments in companies – gains or losses on disposal as well as impairment losses and certain types of reversal of impairment losses resulting from a change in the issuer's credit rating (see Note: Financial assets – available for sale).

Result from financial assets – held to maturity
This item is composed of gains and losses from securities classified as held to maturity (see Note: Financial assets – held to maturity). This includes especially impairment losses and any reversal of impairment losses resulting from a change in the issuer's credit rating. The reversal of an impairment loss cannot increase the amortised cost.

Taxes on income
Taxes on income consist of current and deferred income tax.

Loans and advances
Loans and advances to credit institutions and customers are reported at amortised cost, after deducting any direct write-offs of credit losses.
The allowance for impairment of loans and advances is disclosed as risk provisions for loans and advances on the face of the balance sheet.

Interest receivable is not recognised as revenue in the income statement if, regardless of any legal claims, it is highly unlikely to be collected.

Securities not quoted on an active market are also reported under loans and advances.

Risk provisions for loans and advances
The special risks inherent in the banking business are taken into account as required through an allowance for impairment of loans and advances (for lendings recognised on the balance sheet) and through provisions for off-balance-sheet transactions. Provisions for credit risks are determined using the same measurement methods throughout the Group and reflect any collateral present.

Risk provisions for loans and advances include specific risk provisions for loans and advances for which objective evidence of impairment exists. In addition, risk provisions for loans and advances include portfolio risk provisions for loans and advances for which no objective evidence of impairment exists (incurred but not detected).

When a loan or advance is uncollectible, it is written off against an existing related specific risk provision if any, or is otherwise charged off directly in the income statement.

The total amount of risk provisions for loans and advances, inasmuch as it relates to on-balance-sheet assets, is reported as a line item deduction on the face of the balance sheet under assets, below loans and advances to credit institutions and loans and advances to customers. The provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other credit commitments) are included in other provisions.

Trading assets

Securities, derivatives and other financial instruments held for trading are reported on the balance sheet at fair value as of the balance sheet date. Listed products are measured at quoted market prices. The fair values of non-listed products are measured using the net present value method or other suitable valuation models.

Financial assets - at fair value through profit or loss

Securities which, under the Group's internal guidelines, are not classified as held for trading but whose performance is evaluated on a fair value basis are reported in the item financial assets - at fair value through profit or loss; i.e. for these financial assets the fair value option is applied. These securities are measured at fair value, with changes in fair value recognised in profit or loss in the corresponding income statement item result from financial assets – at fair value through profit or loss.

Financial assets - available for sale

Securities classified as available for sale, and equity investments in unconsolidated companies, are reported in the line item financial assets – available for sale (AfS). Changes in fair value of AfS securities arising from measurement are recognised directly in equity until the financial asset is derecognised. Impairment losses on AfS securities are recognised in the income statement item result from financial assets - available for sale. If the fair value of equity investments in unconsolidated companies cannot be measured reliably, they are measured at cost.

Financial assets - held to maturity

Assets held to maturity (HtM) represent fixed-income securities held until maturity.

Investments of insurance companies

Investments of insurance companies are reported as a separate line item. They include, among other items, land and buildings, investments and equity holdings in non-consolidated companies, mortgage receivables, securities and prepayments on insurance contracts. Investments of insurance companies are measured in accordance with the standards applicable to the particular asset types concerned.

Equity holdings in associates accounted for at equity

This item represents investments in associates.

In accordance with IAS 1.68, investments in companies accounted for at equity are reported as a separate line item. Companies are accounted for at equity if the Group exercises significant influence over them; this is generally deemed to be the case when Erste Bank has an ownership interest of 20% to 50%.

Intangible assets

Intangible assets consist of goodwill resulting from business combinations and other intangibles recognised separately from goodwill (customer relationships, brands, merchant relationships) and software.

As required by IFRS 3 (in conjunction with IAS 36 and IAS 38), an annual impairment test is carried out for all cash-generating units (CGUs) to review the value of existing goodwill. A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets. In Erste Bank Group, all business segments distinguished in the segment reporting in the financial statements are defined as CGUs. Separate legal entities within these segments are treated as separate CGUs.

The impairment test is performed for all CGUs to which goodwill is allocated. It is assumed for all other CGUs that any impairment in assets is taken into account on the basis of individual asset valuations. The calculation of the expected cash flows is based on the normalised projected earnings of the CGU. As a rule, the basis for the normalised projected earnings is the reported pre-tax profit before minority interests in local currency before deduction of consolidation items and before financing costs for the CGU.

To determine the net present values, future cash flows, are discounted at a pre-tax discount rate. The planning period consists of a detailed forecast period (typically 3 to 5 years, or longer if warranted by exceptional circumstances) and a rough planning period (represented by a perpetuity calculated based on the latest available detailed planning period).

The discount rate used is a long-term risk-free rate before taxes in local currency, to which country- and industry-specific risk premiums are added. These risk premiums do not reflect risks for which future cash flows have already been adjusted. The discount rate used is pre-tax. The discount rates currently used range from 10.33% to 15.56%.

Based on the above parameters, the CGU's value in use is calculated in euros as of each November. Where available, the CGU's fair value less costs to sell is determined, based on recent transactions, market quotations, appraisals, etc. The higher of value in use and fair value less costs to sell is the recoverable amount.

The subsidiary's proportionate or full recoverable amount (calculated as outlined above) is compared, respectively, to the sum of proportionate or full equity in the subsidiary, and goodwill. If the proportionate or full recoverable amount is less than the sum of proportionate or full equity and goodwill, the difference is recognised as an impairment loss, in the following order. The impairment loss is allocated first to writing down the CGU's goodwill. Any remaining impairment loss reduces the carrying amount of the CGU's other assets, though not to an amount less than their fair value. There is no need to recognise an impairment loss if the proportionate or full recoverable amount of the CGU is higher than or equal to the sum of proportionate or full equity and goodwill. Once recognised, an impairment loss for goodwill cannot be reversed in later periods.

Customer relationships and brands are capitalised if they can be measured with sufficient reliability; they are recognised separately from goodwill. Customer relationships are amortised on a straight-line basis over their expected useful life. Brands are not amortised as they are assumed to have an indefinite useful life. In the event of impairment, impairment losses are recognised.

Software produced internally is capitalised if the future economic benefits associated with the software are likely to flow to the Group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be four to six years; the same range is assumed for acquired software.

In the event of impairment, impairment losses are recognised.

Property and equipment

Property and equipment – land and buildings, office furniture and equipment – are measured at cost, less straight-line depreciation (according to estimated useful life) and any impairment losses.

	Useful life in years
Buildings	20–50
Office furniture and equipment	5–20
Computer hardware	4–5

Other assets

The most important items reported under other assets are accrued interest and commission income, prepaid expenses, investment properties as defined by IAS 40, and positive fair values of derivatives in the banking book.

Investment properties are measured at amortised cost (less accumulated straight-line depreciation based on useful life) using the cost model permitted by IAS 40. In the case of impairment, impairment losses are recognised as required. If the reasons which led to the impairment cease to apply, the previously recognised impairment loss is reversed to no more than the asset's amortised cost. Investment properties under IAS 40.32B are measured at fair value.

Leases

The lease agreements in force in the Erste Bank Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments, taking into account any residual value.

In the case of operating leases – defined as leases where the risks and rewards of ownership remain with the lessor – the leased asset is reported by the lessor in property and equipment and depreciated in accordance with the principles applicable to the assets involved.

Deposits and other liabilities

Deposits and other liabilities are stated at their redemption value or par value, except for those measured at fair value through profit or loss. Deposits and other liabilities that meet the criteria for use of the fair value option are reported at fair value. Zero coupon bonds and similar instruments are reported at their present value.

Trading liabilities

The item represents derivative financial instruments with a negative fair value, delivery obligations from securities short sales, and other trading portfolio liabilities.

Other provisions

In accordance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pension, severance and jubilee benefits) are determined using the projected unit credit method. Pension obligations for current employees were transferred to external pension funds in previous years. Pension provisions relate only to retired employees. Remaining with Erste Bank Group is a defined-benefit obligation for entitlements of former employees who were already retired as of 31 December 1998 before the pension reform took effect, and for those former employees who retired in 1999 but remained entitled to a direct pension from Erste Bank under individual agreements; and for entitlements to resulting survivor pensions.

Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date, but also anticipated future rates of increase in salaries and pensions.

As of 31 December 2007 for all domestic subsidiaries, the most important actuarial assumptions used in the computation were adjusted to reflect the situation at year-end 2007. Thus, the actuarial calculation of pension, severance and jubilee benefit obligations is based on a discount rate (long-term capital market interest rate) of 5.0% per annum (previously: 4.5%). The statutory increase in pension benefits is assumed to be 2.5% per year (previously: 2.0%) and severance and jubilee benefits are calculated based on an expected average annual increase of 3.8% in salaries (previously: 3.3%).

Long-term employee provisions (pension, severance and jubilee benefit obligations) were calculated in accordance with the Pagler & Pagler mortality tables titled "AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung". In addition, from 31 December 2006 onwards, a flat safety margin of 5% of the present value of the pension obligations was considered to cover the expected future adjustment of the mortality tables.

The expected retirement age for each employee was individually calculated on the basis of the changes set out in the Budget Implementation Act of 2003 (Austrian Federal Law Gazette Vol. I No. 71/2003) regarding the increase in the minimum retirement age. The currently applicable legislation on the gradual raising of the retirement age for men and women to 65 was complied with.

For the Central European subsidiaries the discount rates used range from 5.25% (previously: 4.5%) to 7.4% (previously: 7.4%) depending on the country.

The Erste Bank Group applies the option allowed by IAS 19 to recognise actuarial gains or losses in respect of employee benefit provisions (defined-benefit plans for post-employment benefits) outside profit or loss. Actuarial gains or losses in pension and severance benefit provisions are recognised directly in equity for the period in which they occur (IAS 19.93A).

Actuarial gains or losses in provisions for jubilee benefits – for which the option of recognition outside profit or loss is not allowed – are recognised in profit or loss in the period during which they occur.

Other provisions are made for contingent liabilities to outside parties in the amount of the expected expense. Also included in other provisions are restructuring provisions and provisions for off-balance sheet risks.

Underwriting provisions are presented as a main item of that name.

Share-based payments

The Erste Bank Group grants shares and share options to employees and managers as compensation for their services, under employee share ownership and management share option plans. These share-based payments are recognised and measured in accordance with IFRS 2 (Share-based Payment). Shares and share options granted under the employee share ownership plan (ESOP) and under the management share option plans (MSOP) of 2002 and 2005 are measured at fair value at grant date. Any expense incurred in granting shares at a discounted price (the difference between issue price and fair value) under the ESOP is recognised immediately in profit or loss under personnel expenses. Any expense resulting from option grants under the MSOP is spread over the vesting period (the period between the grant date and the first permitted exercise date) and recognised in personnel expenses. Fair value is determined by means of generally accepted option pricing models (Black and Scholes, Binomial model).

Tax assets and liabilities

Assets and liabilities in respect of current and deferred taxes are recorded in tax assets and tax liabilities.

Current tax assets and liabilities are recognised at the amounts expected to be paid to or credited by the tax authorities concerned.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amount of an asset or liability in the balance sheet is compared with its tax base for the respective subsidiary. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are recognised regardless of when such differences cease to exist. The deferred taxes for the subsidiaries are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any subsidiary are netted only if the taxes in question are levied by the same tax authority.

Deferred tax assets for unused tax losses are recognised inasmuch as it is likely that these loss carryforwards will be used in the future by offsetting against taxable income to realise a tax benefit. Deferred taxes are not discounted.

Financial guarantees

An obligation arising from a financial guarantee is recognised as soon as Erste Bank Group becomes a contracting party, i.e. when the guarantee offer is accepted.

Initial valuation is at fair value at the time of recognition. Considered in its entirety, the fair value of a financial guarantee at the time of contract conclusion is nil because for fair market contracts the value of the premium agreed generally corresponds to the value of the guarantee obligation. A check is performed for subsequent measurement to determine whether a risk provision is necessary.

c) APPLYING AMENDED AND NEW IFRS/IAS

In August 2005 the IASB adopted IFRS 7 (Financial Instruments: Disclosures). The purpose of IFRS 7 is to integrate all disclosure requirements regarding financial instruments in a single standard. In particular, the provisions of IFRS 7 replace the disclosure requirements previously contained in IAS 32 on financial instruments and in the bank-specific IAS 30. The application of the new IFRS 7 results in a significant expansion of risk reporting as regards financial instruments. IFRS 7 became effective on 1 January 2007. At the Erste Bank Group the disclosures in the Notes were expanded accordingly; the risk-related disclosures are presented in Note 40 Risk report.

In November 2006 the IASB adopted IFRS 8 (Operating Segments). IFRS 8 replaces IAS 14 and prescribes segment reporting based on operating segments. Under IFRS 8, operating segments are defined as those components of an entity for which separate financial information is available that is regularly reviewed by the entity's chief operating decision maker (a definition based on the so-called "management approach"). Application of IFRS 8 is mandatory from 1 January 2009. Erste Bank Group has applied IFRS 8 early.

In March 2007 the revised IAS 23 (Borrowing Costs) was issued. The application of the amended IAS 23 is mandatory for financial years beginning on or after 1 January 2009. The standard requires the capitalisation of borrowing costs that can be attributed to qualifying assets. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Erste Bank Group did not apply the revised IAS 23 early in 2007. Due to the requirement that IAS 23 is to be amended prospectively, no reactive changes will affect previous years.

In July 2007, IFRIC Interpretation 14 (The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction) was published. Its application is mandatory for financial years beginning on or after 1 January 2008. IFRIC 14 provides guidance for determining the maximum amount of surplus in a defined-benefit plan that may be recognised as an asset under IAS 19 (Employee Benefits). This interpretation is not expected to have a bearing on the Group's financial position and results of operations.

D. NOTES TO THE CONSOLIDATED INCOME STATEMENT AND THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

1) Net interest income

in EUR million	2007	2006
Interest income		
Lending and money market transactions with credit institutions	1,342.8	990.7
Lending and money market transactions with customers	6,334.1	4,273.5
Fixed-income securities	1,521.7	1,364.6
Other interest and similar income	54.4	58.8
Current income		
Shares and other variable-yield securities	120.9	163.2
Investments		
Non-consolidated subsidiaries	9.5	11.2
Other investments	17.6	6.9
Investment properties	72.2	69.6
Interest and similar income	**9,473.2**	**6,938.5**
Interest income from financial assets - at fair value through profit or loss	192.2	150.8
Total interest and similar income	**9,665.4**	**7,089.3**
Interest expenses		
Deposits by banks	(1,829.0)	(1,288.6)
Customer accounts	(2,404.1)	(1,562.9)
Debt securities in issue	(1,135.2)	(787.7)
Subordinated liabilities	(351.3)	(282.2)
Other	(23.4)	(7.3)
Interest and similar expenses	**(5,743.0)**	**(3,928.7)**
Interest expenses from financial assets - at fair value through profit or loss	(0.4)	0.0
Total interest and similar expenses	**(5,743.4)**	**(3,928.7)**
Income from associates accounted for at equity	**23.8**	**28.7**
Total	**3,945.8**	**3,189.3**

Net interest income includes the net interest income of EUR 295.4 million (2006: EUR 194.4 million) from finance leases.

2) Risk provisions for loans and advances

in EUR million	2007	2006
Allocation to risk provisions for loans and advances	(1,308.6)	(1,070.5)
Release of risk provisions for loans and advances	849.4	636.0
Direct write-offs of loans and advances	(89.4)	(49.3)
Recoveries on written-off loans and advances	93.9	44.7
Total	**(454.7)**	**(439.1)**

3) Net fee and commission income

in EUR million	2007	2006
Lending business	346.3	211.2
Payment transfers	742.0	551.0
Card business	152.3	102.6
Securities transactions	517.8	454.3
Investment fund transactions	239.8	212.8
Custodial fees	53.2	52.1
Brokerage	224.8	189.4
Insurance business	59.7	63.9
Building society brokerage	38.2	31.8
Foreign exchange transactions	37.2	38.6
Investment banking business	27.8	21.7
Other	88.9	73.4
Total	**1,857.9**	**1,445.9**

4) Net trading result

in EUR million	2007	2006
Securities and derivatives trading	102.1	104.1
Foreign exchange transactions	249.0	173.8
Total	**351.1**	**277.9**

5) General administrative expenses

in EUR million	2007	2006
Personnel expenses	(2,189.3)	(1,750.5)
Other administrative expenses	(1,070.5)	(848.2)
Depreciation and amortisation	(382.3)	(346.6)
Total	**(3,642.1)**	**(2,945.3)**

Personnel expenses

in EUR million	2007	2006
Wages and salaries	(1,618.9)	(1,288.1)
Compulsory social security contributions	(440.1)	(342.1)
Long-term employee provisions	(83.0)	(86.0)
Other personnel expenses	(47.3)	(34.3)
Total	**(2,189.3)**	**(1,750.5)**

Personnel expenses include expenses of EUR 41.6 million (2006: EUR 43.1 million) for defined-contribution plans.

Average number of employees during the financial year (weighted according to the level of employment)

	2007	2006
Employed by Erste Bank Group	**52,352**	**40,032**
Domestic	15,128	14,796
Haftungsverbund savings banks	6,906	6,841
Abroad	37,224	25,236
Banca Comercială Română Group[1]	13,084	3,345
Česká spořitelna Group	10,897	10,809
Slovenská sporiteľňa Group	4,812	4,869
Erste Bank Hungary Group	3,064	2,819
Erste Bank Croatia Group	1,827	1,735
Erste Bank Serbia	906	885
Erste Bank Ukraine	784	0
Other subsidiaries and foreign branch offices	1,850	774

1) BCR is consolidated since October 2006, therefore the average number of employees for the fourth quarter 2006 was allocated for the whole business year 2006 (the average number of employees of BCR for the entire fiscal year amounts to 13,380).

At the end of 2007, loans and advances to members of the management board totalled EUR 663 thousand (31 December 2006: EUR 603 thousand). Loans and advances to persons related to members of the management board totalled EUR 29 thousand at 31 December 2007 (31 December 2006: EUR 0 thousand). Loans to members of the supervisory board totalled EUR 362 thousand (end of 2006: EUR 400 thousand). Loans and advances to persons related to members of the supervisory board totalled EUR 15 thousand (31 December 2006: EUR 31 thousand). The applicable interest rates and other terms (maturity dates and collateral) are in line with standard market practice. In 2007 members of the management board made loan repayments totalling EUR 12 thousand (2006: EUR 10 thousand) and repayments amounting to EUR 400 thousand were made by the members of the supervisory board (2006: EUR 0).

In the year under review, management board members who held office in 2007 received remuneration (including compensation in kind) totalling EUR 15,190 thousand (2006: EUR 11,219 thousand) in this capacity. This represented 0.7% of the total personnel expenses of the Erste Bank Group. In the 2007 financial year, EUR 664 thousand (2006: EUR 647 thousand) was paid to former members of the management board or their surviving dependants.

The breakdown of management board compensation in 2007 was as follows:

in EUR thousand	Salary	Bonus	Other compensation	Total
Managing board member				
Andreas Treichl	1,239	2,820	361	4,420
Elisabeth Bleyleben-Koren	831	1,023	196	2,050
Peter Bosek, since 1 July 2007	230	0	18	248
Erwin Erasim, until 30 June 2007	267	438	1,191	1,896
Franz Hochstrasser	702	656	165	1,523
Herbert Juranek, since 1 July 2007	305	0	22	327
Johannes Kinsky, since 1 July 2007	305	0	16	321
Peter Kisbenedek, since 1 July 2007	355	0	26	381
Reinhard Ortner, until 30 June 2007	399	1,002	1,544	2,945
Bernhard Spalt	510	226	72	808
Thomas Uher, since 1 July 2007	254	0	19	273

The item "other compensation" includes pension fund contributions and various non-cash compensation. For the two members who retired from the management board as of 30 June 2007, the severance payments are also included in other compensation.

In 2007 the management board of Erste Bank AG did not receive board emoluments or other compensation from fully consolidated subsidiaries of Erste Bank. The compensation of the members of the management board depends on the individual's responsibilities, the achievement of corporate targets and the group's financial situation.

In 2007, members of the supervisory board of Erste Bank who held office in 2007 were paid a combined total of EUR 491 thousand (2006: 517 thousand) in this capacity. Members of the supervisory board received the following compensation for board positions in fully consolidated subsidiaries of Erste Bank: Heinz Kessler: EUR 31,881 and Georg Winckler EUR 800. No other transactions were entered into with members of the supervisory board. Companies related to members of the supervisory board invoiced the following amounts from other transactions:

In 2007, DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a law firm in which Theresa Jordis is a partner, invoiced Erste Bank EUR 307,693.98 for several orders.

The following amounts of compensation were paid to the individual members of the supervisory board:

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	50	17	67
Georg Winckler	38	15	52
Theresa Jordis	38	13	51
Bettina Breiteneder	25	7	32
Elisabeth Gürtler	25	6	31
Jan Homan	25	7	32
Josef Kassler, until 31 May 2007	25	1	26
Brian Deveraux O´Neill, since 31 May 2007	0	2	2
Lars-Olof Ödlund, until 31 May 2007	25	1	26
Wilhelm Rasinger	25	11	36
Friedrich Rödler	25	14	39
Hubert Singer	25	3	28
John James Stack, since 31 May 2007	0	2	2
Gabriele Zuna-Kratky	17	5	21
Günter Benischek	0	6	6
Erika Hegmala	0	7	7
Ilse Fetik	0	4	4
Joachim Härtel, until 1 May 2007	0	3	3
Anton Janku, until 26 November 2007	0	8	8
Friedrich Lackner, since 1 May 2007	0	8	8
Christian Havelka	0	6	6
Karin Zeisel, from 26 November 2007 until 17 January 2008	0	1	1
Werner Hutschinski until 19 May 2006	8	0	8

The compensation of the supervisory board members depends on the individual's responsibilities, the business volume and the company's financial situation.

Based on a resolution of the annual general meeting held on 31 May 2007, the supervisory board at its constituting meeting set the following annual compensation structure:

in EUR thousand	Number	Allowance per person	Total allowance
President	1	50,000	50,000
Vice Presidents	2	37,500	75,000
Members	9	25,000	225,000
Total	**12**		**350,000**

The specific compensation of each member is calculated by dividing the annual allowance by twelve and multiplying the result by the number of months served in the respective position during the year.

Other administrative expenses

in EUR million	2007	2006
IT expenses	(244.4)	(169.8)
Expenses for office space	(233.5)	(179.2)
Office operating expenses	(164.7)	(158.2)
Advertising/marketing	(179.6)	(152.6)
Legal and consulting costs	(123.5)	(84.0)
Sundry administrative expenses	(124.8)	(104.4)
Total	**(1,070.5)**	**(848.2)**

Depreciation and amortisation

in EUR million	2007	2006
Software and other intangible assets	(163.5)	(147.1)
Real estate used by the Group	(71.4)	(53.6)
Office furniture and equipment and sundry property and equipment	(147.4)	(145.9)
Total	**(382.3)**	**(346.6)**

Amortisation of customer relationships is not included in the item depreciation and amortisation, but in other operating result.

6) Income from insurance business

in EUR million	2007	2006
Premiums earned	1,199.6	1,081.3
Investment income from technical business	304.6	336.0
Claims incurred	(672.1)	(393.9)
Use	(592.0)	(831.1)
Expenses for policyholder bonuses	(55.4)	(66.0)
Operating expenses	(145.8)	(124.0)
Sundry underwriting profit/loss	0.0	38.6
Underwriting profit/loss	**38.9**	**40.9**
Financial profit/loss	296.7	329.8
Carry forward-underwriting	(300.6)	(334.9)
Total	**35.0**	**35.8**

7) Other operating result

in EUR million	2007	2006
Other operating income	198.8	169.5
Other operating expenses	(368.1)	(313.5)
Total	**(169.3)**	**(144.0)**
Result from real estate/properties	25.1	29.9
Allocation/release of other provisions/risks	8.3	(38.6)
Expenses for deposit insurance contributions	(37.6)	(29.5)
Amortisation of intangible assets (customer relationships)	(81.8)	(18.0)
Other taxes	(26.0)	(25.1)
Result from other operating expenses/income	(57.3)	(62.7)
Total	**(169.3)**	**(144.0)**

8) Result from financial assets – at fair value through profit or loss

in EUR million	2007	2006
Gain/(loss) from measurement/sale of financial assets at fair value through p&l	(47.8)	(4.5)

9) Result from financial assets – available for sale

in EUR million	2007	2006
Gain/(loss) from sale of financial assets available for sale	54,5	104,8
Impairment of financial assets available for sale	-3,5	-4,8
Total	**51,0**	**100,0**

During the reporting period the amount removed from equity and recognised in result from financial assets – available for sale was EUR 36 million.

10) Result from financial assets – held to maturity

in EUR million	2007	2006
Income		
Income from sale of financial assets held to maturity	0,7	0,7
Appreciation of financial assets held to maturity	0,2	6,9
Expenses		
Loss from sale of financial assets held to maturity	-0,2	-1,4
Impairment of financial assets held to maturity	0,0	0,0
Total	**0,7**	**6,2**

11) Taxes on income

Taxes on income are made up of current taxes on income calculated in each of the group companies based on the results reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2007	2006
Current tax expense	(344.3)	(257.1)
Deferred tax expense	(33.3)	(82.7)
Total	**(377.6)**	**(339.8)**

The following table reconciles pre-tax profit at the Austrian tax rate to the income taxes reported in the income statement:

in EUR million	2007	2006
Pre-tax profit	1,927.6	1,522.2
Income tax expense for the financial year at the domestic statutory tax rate (25%)	(481.9)	(380.6)
Impact of different foreign tax rates	24.9	13.3
Impact of tax-exempt earnings of investments and other tax-exempt income	134.3	105.5
Tax increases due to non-deductible expenses	(55.0)	(106.5)
Tax expense/income not attributable to the reporting period	0.1	28.5
Total	**(377.6)**	**(339.8)**

12) Appropriation of the net profit

in EUR million	2007	2006
Net profit after minority interests	1,174.7	932.2
Changes in reserves	(938.2)	(727.4)
Profit carried forward of the parent company	0.9	0.2
Distributable profit of the parent company	**237.4**	**205.0**

It will be proposed to the annual general meeting of Erste Bank AG to pay shareholders a dividend of EUR 0.75 per share (prior year: EUR 0.65 per share), or EUR 237,216,708.75 in total, and to carry forward the retained profit remaining under section 65 (5) Austrian Stock Corporation Act.

13) Cash and balances with central banks

in EUR million	2007	2006
Cash in hand	1,894	1,619
Balances with central banks	5,721	5,759
Total	**7,615**	**7,378**

14) Loans and advances to credit institutions

in EUR million	2007	2006
Loans and advances to domestic credit institutions	1,556	1,610
Loans and advances to foreign credit institutions	13,381	15,006
Total	**14,937**	**16,616**

15) Loans and advances to customers

in EUR million	2007	2006
Loans and advances to domestic customers		
Public sector	2,934	2,812
Commercial customers	31,357	28,323
Private customers	21,463	20,466
Unlisted securities	20	20
Other	114	126
Total loans and advances to domestic customers	**55,888**	**51,747**
Loans and advances to foreign customers		
Public sector	1,978	1,898
Commercial customers	32,932	25,958
Private customers	21,878	15,963
Unlisted securities	1,084	1,225
Other	196	316
Total loans and advances to foreign customers	**58,068**	**45,360**
Total	**113,956**	**97,107**

Loans and advances to customers includes receivables from finance lease agreements totalling EUR 5,733 million (2006: EUR 4,814 million). The gross investment in leases, i.e. the minimum lease payments receivable as well as any unguaranteed residual value, was EUR 7,488 million (2006: EUR 6,133 million). Of this 970 million (2006: 572 million) represented unguaranteed residual values. The related unearned finance income was EUR 1,754 million (2006: EUR 1,318 million).

16) Risk provisions for loans and advances

in EUR million	2006	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Unwinding[4]	Reclassification[2]	2007
Specific provisions	2,476	48	(6)	1,030	(375)	(612)	(62)	(68)	2,431
General provisions	657	3	(33)	228	0	(204)	0	214	865
Risk provisions for loans and advances [1]	**3,133**	**51**	**(39)**	**1,258**	**(375)**	**(816)**	**(62)**	**146**	**3,296**
Other risk provisions [3]	105	0	1	22	(3)	(10)	0	28	143
Provision for guarantees	70	0	0	30	(1)	(25)	0	(8)	66
Total	**3,308**	**51**	**(38)**	**1,310**	**(379)**	**(851)**	**(62)**	**166**	**3,505**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.
2) Reclassifications include reintegrations of loans written off.
3) Other risk provisions mainly include provisions for legal proceedings, realisation losses, and liabilities for statements made in offering circulars.
4) In the 2006 financial year unwinding amounted to EUR 44.5 million.

17) Trading assets

in EUR million	2007	2006
Bonds and other fixed-income securities		
Listed	3,900	3,534
Unlisted	121	159
Shares and other variable-yield securities		
Listed	507	201
Unlisted	299	807
Positive fair value of derivative financial instruments		
Currency-related derivatives	433	159
Interest-rate-related derivatives	1,286	1,242
Other derivatives	91	86
Total	**6,637**	**6,188**

18) Financial assets – at fair value through profit or loss

in EUR million	2007	2006
Bonds and other fixed-income securities		
Listed	3,534	3,541
Unlisted	117	223
Shares and other variable-yield securities		
Listed	883	918
Total	**4,534**	**4,682**

19) Financial assets – available for sale

in EUR million	2007	2006
Bonds and other fixed-income securities		
Listed	9,190	8,600
Unlisted	3,665	2,771
Shares and other variable-yield securities		
Listed	529	516
Unlisted	2,460	2,744
Equity holdings	356	296
Total	**16,200**	**14,927**

20) Financial assets – held to maturity

in EUR million	2007	2006
Listed	15,209	14,600
Unlisted	1,634	2,100
Total	**16,843**	**16,700**

In 2007, EUR 5.9 million of financial assets – held to maturity were reclassified to the available for sale portfolio due to regulatory changes in Central Europe.

21) Investments of insurance companies

in EUR million	2007	2006
Held to maturity portfolio	1,532	1,467
Fair value portfolio (fair value option)	2,615	2,755
Available for sale portfolio	3,683	2,794
Other	224	313
Total	**8,054**	**7,329**

22) Equity holdings in associates accounted for at equity

in EUR million	2007	2006
Credit institutions	112	102
Non-credit institutions	173	281
Total	**285**	**383**

At 31 December 2007, the fair value of listed equity holdings amounted to EUR 99.6 million.

23) Movements in fixed assets and financial investments

Movements in fixed assets and financial investments 2007

in EUR million	At cost 2006	Acquisition of subsidiaries (+)	Currency translation (+/-)	Additions (+)	Disposals (-)	At cost 2007
Intangible assets	**7,426**	**206**	**(247)**	**255**	**(121)**	**7,519**
Goodwill	4,852	149	(183)	0	0	4,818
Customer relationships	833	56	(51)	0	0	838
Brand	384	0	(24)	0	0	360
Other (primarily software)	1,357	1	11	255	(121)	1,503
Property and equipment	**4,187**	**102**	**(2)**	**386**	**(230)**	**4,443**
Land and buildings (used by the group)	2,439	93	(5)	169	(85)	2,611
Office furniture and equipment, hardware and sundry property and equipment	1,748	9	3	217	(145)	1,832
Investment properties and other movable properties[1]	**1,242**	**22**	**10**	**292**	**(90)**	**1,476**
Investment properties	1,191	22	10	280	(83)	1,420
Other movable properties	51	0	0	12	(7)	56
Total	**12,855**	**330**	**(239)**	**933**	**(441)**	**13,438**

1) Investment properties and other movable properties are reported in other assets.

Tangible assets include assets under operating lease agreements with a total carrying amount of EUR 251 million (31 December 2006: EUR 248 million).

in EUR million	Accumulated depreciation 2007	Currency translation (+/-)	Amortisation and depreciation (-)[2]	Impairment (+/-)[3]	Carrying amounts 2007
Intangible assets	**(1,556)**	**(2)**	**(246)**	**(16)**	**5,963**
Goodwill	(428)	0	0	(5)	4,390
Customer relationships	(94)	7	(82)	0	744
Brand	0	0	0	0	360
Other (primarily software)	(1,034)	(9)	(164)	(11)	469
Property and equipment	**(2,154)**	**(8)**	**(218)**	**(7)**	**2,289**
Land and buildings (used by the group)	(788)	(4)	(71)	(7)	1,823
Office furniture and equipment, hardware and sundry property and equipment	(1,366)	(4)	(147)	0	466
Investment properties and other movable properties[1]	**(245)**	**(8)**	**(28)**	**6**	**1,231**
Investment properties	(211)	(9)	(24)	6	1,209
Other movable properties	(34)	1	(4)	0	22
Total	**(3,955)**	**(18)**	**(492)**	**(17)**	**9,483**

1) Investment properties and other movable properties are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.

Goodwill at 31 December 2007 comprised especially goodwill from Banca Comercială Română S.A. of EUR 2,729.9 million (31 December 2006: EUR 2,904.9 million), from Česká spořitelna a.s. of EUR 543.1 million (31 December 2006: EUR 543.1 million), from Erste Bank Hungary Rt. of EUR 312.7 million (31 December 2006: EUR 312.7 million) and from Slovenská sporitel'ňa a.s. of EUR 221.5 million (31 December 2006: EUR 220.5 million).

At 31 December 2007, the item customer relationships includes customer relationships of Banca Comercială Română, at EUR 693.1 million (31 December 2006: 814.2 million), the customer relationships and merchant relationships of Diners Club Adriatic d.d. Croatia, at EUR 45.2 million, and the customer relationships of ABS Banka d.d., at EUR 5.4 million.

The item brand at 31 December 2007 consisted of the brand of Banca Comercială Română, at EUR 359.7 million (31 December 2006: 383.6 million).

Movements in fixed assets and financial investments 2006

in EUR million	At cost restated 2005	Acquisition of subsidiaries (+)	Currency translation (+/-)	Additions (+)	Disposals (-)	At cost 2006
Intangible assets	**3,114**	**4,040**	**194**	**219**	**(141)**	**7,426**
Goodwill	1,952	2,791	109	0	0	4,852
Customer relationships	0	797	36	0	0	833
Brand	0	367	17	0	0	384
Other (primarily software)	1,162	85	32	219	(141)	1,357
Property and equipment	**3,501**	**671**	**120**	**263**	**(368)**	**4,187**
Land and buildings (used by the group)	1,960	444	69	116	(150)	2,439
Office furniture and equipment, hardware and sundry property and equipment	1,541	227	51	147	(218)	1,748
Investment properties and other movable properties[1]	**1,129**	**53**	**16**	**144**	**(100)**	**1,242**
Investment properties	1,059	53	16	144	(81)	1,191
Other movable properties	70	0	0	0	(19)	51
Total	**7,744**	**4,764**	**330**	**626**	**(609)**	**12,855**

1) Investment properties and other movable properties are reported in other assets.

in EUR million	Accumulated depreciation 2006	Currency translation (+/-)	Amortisation and depreciation (-)[2]	Impairment (+/-)[3]	Carrying amounts 2006
Intangible assets	**(1,334)**	**(23)**	**(165)**	**(2)**	**6,092**
Goodwill	(423)	(1)	0	0	4,429
Customer relationships	(19)	(1)	(18)	0	814
Brand	0	0	0	0	384
Other (primarily software)	(892)	(21)	(147)	(2)	465
Property and equipment	**(2,022)**	**(51)**	**(200)**	**(16)**	**2,165**
Land and buildings (used by the group)	(728)	(18)	(54)	(15)	1,711
Office furniture and equipment, hardware and sundry property and equipment	(1,294)	(33)	(146)	(1)	454
Investment properties and other movable properties[1]	**(231)**	**0**	**(29)**	**21**	**1,011**
Investment properties	(197)	1	(26)	21	994
Other movable properties	(34)	(1)	(3)	0	17
Total	**(3,587)**	**(74)**	**(394)**	**3**	**9,268**

1) Investment properties and other movable properties are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.

24) Deferred tax assets and liabilities

in EUR million	Tax assets 2007	Tax assets 2006	Tax liabilities 2007	Tax liabilities 2006
Deferred tax assets				
Temporary differences relate to the following items:				
Loans and advances to credit institutions and customers	34	15	(136)	(89)
Risk provisions for loans and advances	17	44	(11)	11
Financial assets - at fair value through profit or loss	4	0	(2)	7
Financial assets - available for sale	179	48	39	23
Property and equipment	6	7	80	67
Deposits by banks and customer accounts	(27)	(1)	(17)	(36)
Long-term employee provisions	115	77	26	50
Sundry provisions	7	17	10	(4)
Tax loss carry forward	47	65	27	18
Customer relationships and brand	0	0	(178)	(191)
Other	33	45	(100)	(97)
Total deferred taxes	**415**	**317**	**(262)**	**(241)**
Current taxes	**31**	**0**	**(67)**	**(50)**
Total taxes	**446**	**317**	**(329)**	**(291)**

In compliance with IAS 12.39, no deferred tax liabilities were recognised for temporary differences relating to investments in subsidiaries in the amount of EUR 331 million (31 December 2006: EUR 352 million), as they will not reverse in the foreseeable future.

No deferred taxes were recognised for tax loss carryforwards of EUR 541 million (31 December 2006: EUR 587 million).

25) Other assets

in EUR million	2007	2006
Accrued interest and commissions	1,756	1,677
Deferred income	331	133
Investment properties	1,209	994
Positive fair values of derivatives (banking book)	144	111
Sundry assets	2,617	2,037
Total	**6,057**	**4,952**

The item sundry assets consists mainly of clearing items from the settlement of securities and payment transactions.

26) Deposits by banks

in EUR million	2007	2006
Deposits by banks - domestic credit institutions	10,497	9,191
Deposits by banks - foreign credit institutions	24,668	28,497
Total	**35,165**	**37,688**

Deposits by banks include a total of EUR 105.7 million (31 December 2006: EUR 0 million) of items for which the fair value option was applied. The total amount repayable on these liabilities at 31 December 2007 was EUR 109.6 million (31 December 2006: EUR 0 million). The difference between the fair value of these liabilities and the amount repayable at 31 December 2007 totalled EUR -3.9 million (31 December 2006: EUR 0 million).

27) Customer accounts

in EUR million	Domestic 2007	Domestic 2006	Abroad 2007	Abroad 2006	Total 2007	Total 2006
Savings deposits	35,035	32,963	10,168	9,544	45,203	42,507
Sundry						
Public sector	695	535	4,071	3,176	4,766	3,711
Commercial customers	9,777	8,014	14,227	13,869	24,004	21,883
Private customers	4,145	3,788	21,332	17,637	25,477	21,425
Sundry	263	191	403	1,132	666	1,323
Total other	**14,880**	**12,528**	**40,033**	**35,814**	**54,913**	**48,342**
Total	**49,915**	**45,491**	**50,201**	**45,358**	**100,116**	**90,849**

28) Debt securities in issue

in EUR million	2007	2006
Bonds	17,457	13,992
Certificates of deposit	8,784	3,690
Other certificates of deposits/ name certificates	1,538	1,683
Mortgage and municipal bonds	3,289	2,288
Other	212	187
Repurchased own issues	(202)	(26)
Total	**31,078**	**21,814**

In August 2007 the size of the debt issuance programme (DIP) launched in 1998 by Erste Bank increased to EUR 25 billion. The DIP is a programme for issuing debt instruments in various currencies, with a wide array of available structures and maturities.

In 2007, 129 new issues with total volume of about EUR 5.3 billion were floated under the DIP. As of 31 December 2007 the DIP's utilisation rate was about 63%.

The volume of the Euro-commercial paper programme (including certificates of deposits) increased to EUR 10 billion in December 2007. In all, 148 issues were placed in 2007, with total proceeds of approximately EUR 5.3 billion; issues totalling approximately EUR 3.8 billion were redeemed over the same period. As of 31 December 2007 the utilisation rate was about 27%.

Debt securities in issue include EUR 44.7 million (31 December 2006: EUR 0 million) of liabilities for which the fair value option was applied. The total amount repayable for these liabilities at 31 December 2007 was EUR 48.9 million (31 December 2006: EUR 0 million). The difference between the fair value of these liabilities and the amount repayable totalled EUR -4.2 million at 31 December 2007 (31 December 2006: EUR 0 million).

29) Trading liabilities

in EUR million	2007	2006
Currency-related derivatives	211	163
Interest-rate-related derivatives	1,158	946
Other trading liabilities	387	91
Total	**1,756**	**1,200**

30) Underwriting provisions

in EUR million	2007	2006
Provision for unearned premium	81	59
Actuarial reserve	8,379	7,675
Provision for non-transacted insurance claims	94	72
Provision for profit-sharing	80	77
Other underwriting provisions	4	37
Total	**8,638**	**7,920**

Development of underwriting provisions 2007

Gross in EUR million	Provision for unearned premium	Actuarial reserve	Provision for non-transacted insurance claims	Provision for profit-sharing	Other underwriting provisions
As at 1 Jan 2007	**72**	**7,762**	**83**	**77**	**37**
Currency translation	(2)	16	(1)		
Premiums earned	1,310				
Premiums written	(1,283)				
Interest		215			
Additions		1,105			4
Disposals		(596)			(37)
Claims			511		
Claims paid			(490)		
Allocation to reserve for future policy benefits				(65)	
Requirement from 2007				68	
More-/Less allocation				(2)	
Other changes		(33)		2	
As at 31 Dec 2007	**97**	**8,469**	**103**	**80**	**4**

Reinsurance in EUR million	Provision for unearned premium	Actuarial reserve	Provision for non-transacted insurance claims	Provision for profit-sharing	Other underwriting provisions
As at 1 Jan 2007	**13**	**87**	**11**	**-**	**-**
Currency translation				-	-
Premiums earned	78			-	-
Premiums written	(75)			-	-
Interest		5		-	-
Additions		10		-	-
Disposals		(9)		-	-
Claims			11	-	-
Claims paid			(13)	-	-
Allocation to reserve for future policy benefits				-	-
Requirement from 2007				-	-
More-/Less allocation				-	-
Other changes		(3)		-	-
As at 31 Dec 2007	**16**	**90**	**9**	**-**	**-**

Retention in EUR million	Provision for unearned premium	Actuarial reserve	Provision for non-transacted insurance claims	Provision for profit-sharing	Other underwriting provisions
As at 1 Jan 2007	**59**	**7,675**	**72**	**77**	**37**
Currency translation	(2)	16			
Premiums earned	1,232				
Premiums written	(1,208)				
Interest		210			
Additions		1,095			4
Disposals		(587)			(37)
Claims			499		
Claims paid			(477)		
Allocation to reserve for future policy benefits				(65)	
Requirement from 2007				68	
More-/Less allocation				(2)	
Other changes		(30)		2	
As at 31 Dec 2007	**81**	**8,379**	**94**	**80**	**4**

The provision for unearned premium for property and casualty insurance is determined on a pro-rata basis. In life insurance, unearned premiums are provided based on actuarial methods.

The actuarial reserve was calculated on the basis of statutory requirements and actuarial principles. The most important principles in calculating the actuarial reserve depend on the type of insurance and the premium schedule.

The interest rates used to calculate the actuarial reserves are 3% for contracts up to 1996, 4% from 1997, 3.25% from July 2000, 2.75% from January 2004 and 2.25 % from January 2006.

The provision for non-transacted insurance claims in casualty and life insurance sold directly was set up for claims reported up to the balance sheet date, based on individual valuation of unsettled claims.

The provision for profit-sharing of policyholders contains the amounts earmarked in business plans for bonuses to with-profits policyholders but which had not yet been decided upon as at the balance sheet date.

The risk that material payment streams in the insurance business differ from their expected levels – a risk driven especially by the fact that premiums are received at the beginning of the policy term but that contractual benefit payments are stochastic in nature – is referred to as underwriting risk. The following types of **technical risk** can be identified for the Erste Bank Group:

The risk in casualty insurance arising from having to pay future benefits (of an amount unknown at the time the premiums are set out) of premiums that are set in advance is known as **premium/damage loss risk.**

The risk arising in life insurance from having to pay, for an extended period and out of premiums set in advance, an annuity that is dependent on future developments is referred to as **premium/claim risk.**

The risk of insurance with guaranteed interest payments is known as **interest guarantee risk.**

The risk of setting aside insufficient underwriting provisions is referred to as **reserve risk.**

31) Other provisions

in EUR million	2007	2006
Long-term employee provisions	1,448	1,453
Sundry provisions	344	327
Total	**1,792**	**1,780**

a) Long-term employee provisions

in EUR million	Pension provisions	Provisions for serverance payment	Jubilee provisions	Total long-term provisions
Long-term employee provisions (net present value) 31 Dec 2003	**822**	**311**	**54**	**1,187**
Long-term employee provisions (net present value) 31 Dec 2004 restated	**802**	**317**	**56**	**1,175**
Long-term employee provisions (net present value) 31 Dec 2005 restated	**793**	**330**	**57**	**1,180**
Increase from acquisition	2	37	0	39
Settlements	1	0	0	1
Service cost	1	14	5	20
Interest cost	41	18	3	62
Payments	(69)	(10)	(6)	(85)
Exchange rate difference	0	2	0	2
Actuarial gains/(losses) recognised directly in equity	212	19	0	231
Actuarial gains/(losses) recognised in income	0	0	3	3
Long-term employee provisions (net present value) 31 Dec 2006	**981**	**410**	**62**	**1,453**
Increase from acquisition	7	4	1	12
Settlements	0	0	0	0
Service cost	0	17	4	21
Interest cost	43	19	3	65
Payments	(71)	(46)	(5)	(122)
Exchange rate difference	0	(3)	0	(3)
Actuarial gains/(losses) recognised directly in equity	31	(6)	0	25
Actuarial gains/(losses) recognised in income	0	0	(3)	(3)
Long-term employee provisions (net present value) 31 Dec 2007	**991**	**395**	**62**	**1,448**

b) Sundry provisions

in EUR million	2006	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Reclassification[2]	2007
Provision for off-balance-sheet and other risks	175	0	1	52	(4)	(35)	20	209
Sundry other provisions[1]	152	1	1	24	(9)	(29)	(5)	135
Total	**327**	**1**	**2**	**76**	**(13)**	**(64)**	**15**	**344**

1) Sundry other provisions consist mainly of provisions for litigation and restructuring. It is considered highly likely that use will be made of sundry other provisions next year.

32) Other liabilities

in EUR million	2007	2006
Deferred income	356	250
Accrued interest and commissios	1,039	873
Negative fair values of derivatives (banking book)	742	345
Sundry liabilities	2,516	2,579
Total	**4,653**	**4,047**

Sundry liabilities consist mainly of clearing items from the settlement of securities and payment transactions.

33) Subordinated liabilities

in EUR million	2007	2006
Subordinated issues and deposits	2,377	2,154
Supplementary capital	1,982	1,806
Hybrid issues	1,247	1,250
Repurchased own issues	(17)	0
Total	**5,589**	**5,210**

34) Total equity

in EUR million	2007	2006
Subscribed capital	632	630
Additional paid-in capital	4,557	4,514
Retained earnings	3,263	2,835
Shareholders' equity	**8,452**	**7,979**
Minority interests	2,951	2,925
Total[1]	**11,403**	**10,904**

1) Details on equity are provided in section III, Consolidated Statement of Changes in Total Equity.

At 31 December 2007, subscribed capital (also known as share capital) – the capital paid in by shareholders – consisted of 316,288,945 voting bearer shares (ordinary shares). Additional paid-in capital (or share premium) represents the amount by which the issue price of the shares exceeded their accounting par value. Retained earnings represent accumulated net profits brought forward, as well as income and expenses recognised directly in equity.

Under the **MSOP 2002**, in the April 2007 exercise window, 61,214 options were exercised, resulting in the subscription for 244,856 bearer shares at an issue price of EUR 16.50. This generated issue proceeds of EUR 4,040,124.00, of which EUR 489,712.00 was allocated to subscribed capital and EUR 3,550,412.00 to additional paid-in capital. A total of 17,297 options were exercised from the first tranche (10,575 by managers and 6,722 by other employees). Of the second tranche, 20,031 options were exercised (800 by board members, 12,200 by managers and 7,031 by other staff). Of the third tranche, 23,886 options were exercised (1,000 by board members, 17,523 by managers and 5,363 by other employees). The difference between the exercise price (EUR 16.50) and the closing price of the Erste Bank shares at the value date (EUR 59.25) was EUR 42.75.

The exercise price of the individual options (the average of all closing prices in March 2002, rounded down to the nearest half euro) was EUR 66.00; taking account of the four-for-one stock split carried out since then, this gives a value of EUR 16.50 per share. The estimated value of the individual options at the balance sheet date of 31 December 2007 was EUR 31.52 for options vested in 2003 and EUR 32.30 for options vested in 2004.

Under the **MSOP 2005**, in the first exercise window (from 2 to 15 May 2007), 63,735 options were exercised. Thus 63,735 bearer shares were issued, at a price of EUR 43.00. This resulted in issue proceeds of EUR 2,740,605.00, of which EUR 127,470.00 was allocated to subscribed capital and EUR 2,613,135.00 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank shares at the value date (EUR 59.25) was EUR 16.25.

In the **second exercise window** (from 1 to 14 August 2007), a further 11,887 options were exercised, resulting in the subscription of 11,887 bearer shares at an issue price of EUR 43.00. This generated issue proceeds of EUR 511,141.00, of which EUR 23,774.00 was allocated to subscribed capital and EUR 487,367 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank shares at the value date (EUR 54.10) was EUR 11.10.

In the **third exercise window** (from 2 to 15 November 2007), a further 8,933 options were exercised, resulting in the subscription of 8,933 bearer shares at an issue price of EUR 43.00. This generated issue proceeds of EUR 384,119.00, of which EUR 17,866.00 was allocated to subscribed capital and EUR 366,253 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank shares at the value date (EUR 45.49) was EUR 2.49.

All 84,555 options exercised in the 2007 financial year under the MSOP 2005 represented the first tranche. Of these, 3,000 were exercised by board members, 40,550 by managers and 41,005 by other employees. The estimated value of the individual options at the balance sheet date of 31 December 2007 was EUR 12.99 for options vested in 2005, EUR 14.44 for options vested in 2006 and EUR 15.60 for options vested in 2007.

Under the **ESOP 2007**, between 7 and 18 May 2007, a total of 663,349 shares were subscribed, at a price of EUR 47.50. The resulting issue proceeds of EUR 31,509,077.50 plus EUR 1,294,356.50 (from the difference between the issue price of EUR 47.50 and the quoted price on the 6 June 2007 value date of EUR 59.25 for 110,158 shares subscribed for by employees of Erste Bank AG, charged to personnel expenses in the income statement) totalled EUR 32,803,434.00. Of this amount, EUR 1,326,698.00 was allocated to subscribed capital and EUR 31,476,736.00 to additional paid-in capital.

Employee share ownership plan and management share option plan

MSOP 2002: The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Bank after the stock split, represented by 1,100,000 options. The distribution of vested options by the balance sheet date among management board members, managers and eligible other staff of the Erste Bank Group is shown in the tables below.

Terms of MSOP 2002: Each of the options, which are granted free of charge, entitles the holder to receive four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 vest in three tranches, at which time they are credited to recipients' accounts: For the management board and other managers, on 24 April 2002, 1 April 2003 and 1 April 2004; for other key staff, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average market price of Erste Bank shares quoted in March 2002 (rounded down to the nearest half euro), which was EUR 66.00 per share. After the stock split performed in July 2004, the exercise price remains unchanged at EUR 66.00. This means that each option confers the right to purchase four shares of Erste Bank for a total of EUR 66.00, corresponding to a purchase price of EUR 16.50 per share. The option term begins when the options are credited to the option account (i.e., at vesting) and ends on the value date of the exercise window (defined below) of the fifth calendar year after vesting. Every year, notices of intention to exercise may be submitted beginning on the day immediately following the publication of preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the one-year holding period, which ends on the value date of the year following exercise of the option. Up to 15% of the purchased shares may be sold during this holding period. In the financial year 2007, 7,901 of the options vested in 2002 but not exercised were derecognised as worthless.

MSOP 2005: The MSOP comprises a maximum of 2,000,000 ordinary shares of Erste Bank, represented by 2,000,000 options. In the financial year 2007, 527,355 options were vested. The distribution of vested options by the balance sheet date among management board members, managers and eligible other staff of the Erste Bank Group is shown in the tables below.

Terms of MSOP 2005: Each of the options, which are granted free of charge, entitles the holder to receive one share; the transfer of options inter vivos is not permitted. The 2005 option grant dates were as follows: for the management board and other managers, 1 June 2005; for other key personnel, the grants occurred in three tranches, on 1 September 2005, 1 September 2006 and 31 August 2007. The options vested in three tranches, at which time they were credited to recipients' accounts: 1 September 2005, 1 September 2006 and 31 August 2007. The exercise price for all three tranches was set at the average market price of Erste Bank shares quoted in April 2005 plus a 10% premium, rounded down to the nearest half euro. The resulting exercise price was EUR 43.00 per share. The option term begins at the grant date and ends on the value date of the last exercise window of the fifth calendar year after the year in which the option vested. Every year, notices of intention to exercise may be submitted within 14 days from the day of publication of the quarterly results for the first, second and third quarter of each financial year (three exercise windows per year). The holding period runs for one year from the value date of the share purchase. Up to 25% of the purchased shares may be sold during this holding period.

The **MSOP 2002** options credited and exercised by the balance sheet date had the following distribution among recipients:

	Credited	Exercised	Not yet exercised	Expired 2007
Andreas Treichl	12,000	12,000	0	0
Elisabeth Bleyleben-Koren	12,000	12,000	0	0
Reinhard Ortner, until 30 June 2007	12,000	12,000	0	0
Franz Hochstrasser	12,000	12,000	0	0
Erwin Erasim, until 30 June 2007	12,000	12,000	0	0
Bernhard Spalt	3,000	3,000	0	0
Peter Bosek, since 1 July 2007	3,000	1,000	2,000	0
Herbert Juranek, since 1 July 2007	3,000	3,000	0	0
Peter Kisbenedek, since 1 July 2007	6,000	6,000	0	0
Total received by management board members	**75,000**	**73,000**	**2,000**	**0**
Other management	542,200	506,795	31,405	4,000
Other staff	295,463	268,343	23,219	3,901
Total options	**912,663**	**848,138**	**56,624**	**7,901**

The **MSOP 2005** options granted, vested and exercised had the following distribution among recipients:

	Granted	Credited	Exercised	Not yet exercised
Andreas Treichl	9,000	9,000	3,000	6,000
Elisabeth Bleyleben-Koren	9,000	9,000	3,000	6,000
Reinhard Ortner, until 30 June 2007	9,000	9,000	3,000	6,000
Franz Hochstrasser	9,000	9,000	3,000	6,000
Erwin Erasim, until 30 June 2007	9,000	9,000	3,000	6,000
Bernhard Spalt	5,000	5,000	0	5,000
Peter Bosek, since 1 July 2007	5,000	5,000	0	5,000
Herbert Juranek, since 1 July 2007	5,000	5,000	0	5,000
Peter Kisbenedek, since 1 July 2007	9,000	9,000	3,000	6,000
Thomas Uher, since 1 July 2007	3,000	3,000	0	3,000
Total received by management board members	**72,000**	**72,000**	**18,000**	**54,000**
Other management	697,500	697,500	116,460	581,040
Other staff	687,376	687,376	98,724	588,652
Total options	**1,456,876**	**1,456,876**	**233,184**	**1,223,692**

Information about holdings of and transactions in Erste Bank shares by members of the management board and supervisory board (in number of shares):

Management board members:

Managing board member	At 31 Dec 2006	Additions 2007	Disposals 2007	At 31 Dec 2007
Andreas Treichl	123,440	47,000	3,000	167,440
Elisabeth Bleyleben-Koren	25,600	3,200	6,000	22,800
Peter Bosek, since 1 July 2007	0	1,572*)	0	1,572
Erwin Erasim, until 30 June 2007	13,916	200	14,116*)	0
Franz Hochstrasser	47,256	0	10,000	37,256
Herbert Juranek, since 1 July 2007	0	656*)	0	656
Peter Kisbenedek, since 1 July 2007	0	3,400*)	0	3,400
Reinhard Ortner, until 30 June 2007	125,600	200	125,800*)	0
Bernhard Spalt	256	7,200	1,080	6,376
Thomas Uher, since 1 July 2007	0	1,400*)	0	1,400

*) For members of the management board whose office term began or ended during the financial year 2007 their holdings in Erste Bank shares as of the date of inception or termination of the office term were considered as addition or disposal.

Supervisory board members held the following numbers of Erste Bank shares at the balance sheet date of 31 December 2007:

Supervisory Board member	Shares held
Georg Winckler	1,500
Theresa Jordis	1,000
Bettina Breiteneder	2,560
Jan Homan	4,400
Wilhelm Rasinger	2,935
Friedrich Rödler	549
John James Stack, since 31 May 2007	26,381
Gabriele Zuna-Kratky	630
Günter Benischek	1,317
Ilse Fetik	116
Christian Havelka	1,200
Erika Hegmala	140
Friedrich Lackner, since 1 May 2007	236
Karin Zeisel, from 26 November 2007 until 17 January 2008	27
Anton Janku, until 26 November 2007	364
Joachim Härtel, until 1 May 2007	36

As of 31 December 2007 members of the supervisory board held 11,650 options in Erste Bank shares.

As far as can be determined, persons related to members of the management board or supervisory board held 20,251 shares of Erste Bank as of 31 December 2007.

Personnel expenses include EUR 31.3 million (prior year: EUR 20.6 million) related to the MSOP, ESOP and profit-sharing.

Authorised but unissued capital and contingent capital remaining at 31 December 2007

Under clause 4.5 of the articles of association, in accordance with the resolution by the annual general meeting held on 8 May 2001, there remains (after the utilisation in the financial years from 2002 to 2007) contingent capital of EUR 6,278,142.00. It may be utilised by issuing up to 3,139,071 bearer or registered shares at an issue price of at least EUR 2.00 (payable in cash) while excluding the subscription rights of the existing shareholders.

Under clause 4.6 of the articles of association, in accordance with a resolution of the annual general meeting on 19 May 2006, the management board is authorised, for a period of five years from the date of registration of the amendment of the company's articles of association in the commercial register to perform a contingent issue of up to EUR 20,000,000.00 of subscribed capital in the form of up to 10,000,000 ordinary bearer or registered shares at an issue price of at least EUR 2.00 per share (payable in cash) while excluding the subscription rights of the existing shareholders. This contingent capital serves to grant share options to employees, managers and management board members of Erste Bank AG or Group companies.

As stated in clause 4.7 of the articles of association, resolutions of the annual general meetings on 21 August 1997 and 4 May 2004 authorised a contingent increase of EUR 48,000,000.00 in subscribed capital at an issue price of EUR 2.00 per share, in the event and to the extent that holders of convertible bonds exercise their conversion rights. Maintaining the proportion between the new shares and existing shares, the conversion right relates to 24,000,000 bearer shares, reflecting the ratio resulting from the granted conversion option.

Principal shareholder and information according to section 243a Austrian Commercial Code .

At 31 December 2007, DIE ERSTE oesterreichische Spar-Casse Privatstiftung, a foundation, held a direct equity interest of approximately 30.95% in Erste Bank AG. The foundation is Erste Bank AG's largest shareholder.

The foundation received a dividend of EUR 62,663,000.00 on its shareholding in Erste Bank AG in 2007 (for the 2006 financial year). The purpose of the foundation, which shall be achieved through holding of a substantial equity interest in Erste Bank AG, is to support social, scientific, cultural and charitable institutions as well as to generally promote the guiding principles of the savings bank philosophy. At 31 December 2007 the members of the foundation's management board were Andreas Treichl (chairman of the management board of Erste Bank AG), Franz Ceska and Dietrich Karner. The foundation's supervisory board had nine members at the end of 2007, two of whom are also members of the supervisory board of Erste Bank AG.

Under clause 12.1 of the articles of association, the shareholder DIE ERSTE oesterreichische Spar-Casse Privatstiftung is entitled for the term of its shareholding in Erste Bank to delegate up to one-third of the supervisory board members to be elected by the annual general meeting. To date this right of delegation has not been exercised.

A provision relating to the appointment and withdrawal of members of the management board and supervisory board that does not follow directly from legislation is clause 12.4. of the articles of association. Under this clause, the withdrawal of supervisory board members requires a majority of three-quarters of valid votes cast and a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The articles of association contain no restrictions in respect of voting rights or the transfer of shares. To the management board's knowledge, no restrictions are provided by agreements between shareholders. Only the share ownership and share option plans (MSOP and ESOP) involve a one-year holding period.

A provision not established directly by the law, and relating to the process of changing the articles of association, is found in clause 16.9 of the articles. Under this clause, provisions of the articles that require larger majorities can only be changed with the approval of the same respective larger majorities. Furthermore, the last two sentences of clause 16.9. can only be changed with a majority of three-quarters of votes cast and with a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The following are significant agreements and their effects to which Erste Bank is a party and which become effective, change, or end in the event of a change of control resulting from a takeover offer:

For the event of a takeover bid, the share option plan of Erste Bank sets out the following special provisions (section 17 of the share option plan):

(1) Should a takeover offer for the shares of Erste Bank be announced to the public, all options that have been granted to the management board members and eligible managers by that time but have not yet vested will immediately vest for those management board members and eligible managers who fulfil the personal requirements for participation.

(2) In this case the vesting date, the end of the exercise window and the value date will be determined by the management board of Erste Bank. They are to be chosen such that the exercise of the options and sale of the shares can be effected during the takeover offer process.

(3) In the event of a takeover offer, no "key personnel" (i.e. no persons outside the group of management board members and managers referred to above) will be selected as recipients of options and no options will be granted to them.

(4) All options that have vested may be exercised by the eligible recipient from the day following the vesting date; the provisions of section 11 (1) (2) (minimum holding period for options) and section 12 (1) sentence 1 (exercise window) do not apply. The shares obtained may be offered for sale to the prospective acquiring entity in the takeover bid; section 16 (holding period) does not apply.

(5) In addition, for all shares previously purchased that are still subject to a holding period (section 16), this holding period ends when the takeover bid is announced to the public.

(6) Should the takeover offer be withdrawn without the presence of a rival takeover offer, the options vested under subsection 1 above that are not yet exercised cannot be exercised for a period of one year from the publication of the withdrawal of the takeover offer, while shares already purchased through options vested under subsection 1 become subject to a holding period of one year from the vesting date. However, holding periods that have ended pursuant to subsection 5 above are not revived.

The agreement in principle of the Haftungsverbund allows the early termination of the agreement for material reason. Material reason allowing the respective other contracting parties to cancel the agreement is given if the ownership structure of a party to the contract changes in such a way – particularly by transfer or capital increase – that one or more third parties from outside the savings bank sector directly and/or indirectly gain a majority of the equity capital or voting power of the contracting party.

The Haftungsverbund's agreement in principle and supplementary agreement expire if, and as soon as, (i) an entity that is not a member of the savings bank sector association acquires more than 25% of the voting power or equity capital of Erste Bank in any manner whatsoever and a member savings bank notifies its withdrawal from the Haftungsverbund to the Haftungsverbund's steering company and to Erste Bank by registered mail within twelve weeks from the change of control.

Directors and officers insurance

Changes of control

(1) In the event that any of the following transactions or processes occur during the term of the policy (each constituting a "change of control") in respect of the insured
   a) the insured ceases to exist as a result of merger or consolidation, unless the merger or consolidation occurs between two insured parties, or
   b) another company, person or group of companies or persons acting in concert that is/are not insured parties, acquire more than 50% of the insured's outstanding equity or more than 50% of its voting power (this gives rise to the right to control the voting power represented by the shares, and the right to appoint the management board members of the insured), then the insurance cover under this policy remains in full force and effect for claims relating to unlawful acts committed or alleged to have been committed before this change of control took effect. However, no insurance cover is afforded for claims relating to unlawful acts committed or allegedly committed after that time (unless the insured and insurer agree otherwise). The premium for this insurance cover is deemed to be completely earned.

(2) In the event that, during the life of the policy, a subsidiary ceases to be a subsidiary, the insurance cover under this policy shall remain in full force and effect for that entity until the end of the policy period or (if applicable) until the end of the extended discovery period, but only in respect of claims brought against an insured in relation to unlawful acts committed or alleged to have been committed by the insured during the existence of this entity as a subsidiary. No insurance cover is afforded for claims brought against an insured in relation to unlawful acts committed or allegedly committed after this entity ceased to exist.

In the event of a take-over ("Change of Control"), Peter Kisbenedek is entitled to, according to his management contract, to resign with a notice period of three months. In this case he receives a compensation of 200% of his fixed salary.

In respect of the repurchasing of shares, the management board members have the following powers not established directly by the law:

By a resolution of the annual general meeting on 31 May 2007,

- Erste Bank is authorised to purchase its own shares under section 65 (1) (7) Austrian Stock Corporation Act for the purpose of securities trading; at the end of each day the balance of shares acquired for this purpose must not exceed 5% of Erste Bank's total share capital. The price paid per share must be not less than EUR 10.00 and not more than EUR 120.00. This authorisation is effective for the period of 18 months ending 30 November 2008;

- the management board is authorised to purchase, subject to the approval of the supervisory board, Erste Bank's own shares under section 65 (1) (8) Austrian Stock Corporation Act; the total of the shares purchased under this authorisation and under section 65 (1) (1), 65 (1) (4) and 65 (1) (7) of the Act must not exceed 10% of Erste Bank's total share capital. The price paid per share must be not less than EUR 10 and not more than EUR 120. Erste Bank is required to publish the relevant management board decision as well as publicly announce the resulting repurchase programme and its duration. Erste Bank's own shares purchased under these provisions may, subject to the approval of the supervisory board, be disposed of in a manner other than via the stock market or than by public offering; for instance, they may be used as compensation when acquiring, or to finance the acquisition of, companies, partial ownership, or other interests in companies in Austria or abroad. The management board is also empowered to retire Erste Bank's own shares without a further resolution to this effect by the annual general meeting. This authorisation is effective for the period of 18 months ending 30 November 2008;

All acquisitions and disposals made were consistent with the authorisation granted by the annual general meeting.

The qualifying capital of the Erste Bank Group of credit institutions as determined under the Austrian Banking Act had the following composition:

in EUR million	2007 BASEL II	2006 BASEL I
Subscribed capital (less own shares)	633	629
Reserves and minority interests	6,655	6,065
Intangible assets	(485)	(509)
Core capital (Tier 1) before deductions	**6,802**	**6,185**
Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act	(128)	0
Core capital (Tier 1) after deductions	**6,674**	**6,185**
Eligible subordinated liabilities	3,875	3,604
Revaluation reserve	130	216
Excess risk provisions	250	0
Qualifying supplementary capital (Tier 2)	**4,255**	**3,820**
Short-term subordinated capital (Tier 3)	**386**	**331**
Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) and deduction according to section 23 (13/4a) Austrian Banking Act	(201)	(225)
Total eligible qualifying capital	**11,114**	**10,111**
Capital requirement	8,769	7,952
Surplus capital	2,345	2,159
Cover ratio	126.7%	127.2%
Tier 1 ratio	**7.0%**	**6.6%**
Solvency ratio	**10.5%**	**10.3%**

The minimum capital requirement according to the Austrian Banking Act was fulfilled at all times during the current and previous reporting period.

The capital requirement of Erste Bank Group as a group of credit institutions under the Austrian Banking Act was as follows:

in EUR million	2007 BASEL II	2006 BASEL I
Risk-weighted assessment basis pursuant to section 22 (2) Austrian Banking Act	95.091	94.129
8% minimum capital requirement	7.607	7.530
a) Standardised approach	3.706	0
b) Internal ratings based approach (IRB)	3.901	0
Settlement Risk	0	0
Position-risk in debt instruments, intrinsic value, foreign currencies and commodity risks	394	422
Capital requirement for operational risks	768	0
Capital requirements for qualified non-financial subsidiaries	0	0
Capital requirement	**8.769**	**7.952**

Under Austria's Financial Conglomerates Act, Erste Bank Group is considered a financial conglomerate. Regarding the capital requirement according to Austria's Financial Conglomerate Act, Erste Bank had a surplus regulatory capital of EUR 1,935.5 million at 31 December 2007.

35) Segment reporting

Segment reporting of Erste Bank Group follows the presentation and measurement requirements according to IFRS.

Segmentation by core business

The top-level segmentation consists of the three market segments Austria, Central and Eastern Europe, and International Business, as well as the Corporate Center segment.

Austria segment

The Austria segment comprises all business units and subsidiaries operating in Austria. It is subdivided according to core business activity into further segments: Savings Banks, Retail & Mortgage, Large Corporates, and Treasury & Investment Banking.

The Retail & Mortgage segment also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the Haftungsverbund or in which Erste Bank holds no equity, or holds only a minority interest, are grouped in the Savings Banks segment.

Central and Eastern Europe segment

The Central and Eastern Europe market segment, which is subdivided into the major national subsidiaries operating in the CEE countries, encompasses the results of Banca Comercială Română S.A. (Romania segment), Česká spořitelna, a.s. (Czech Republic segment), Slovenská sporiteľňa (Slovakia segment), Erste Bank Hungary Rt. (Hungary segment), Erste & Steiermärkische banka d.d. (Croatia segment), Erste Bank a.d. Novi Sad (formerly Novosadska Banka a.d.; Serbia segment), and Erste Bank Ukraine (formerly Bank Prestige, from January 2007; Ukraine segment). The profit contributions from Diners Club Adriatic d.d. are assigned to the Croatia segment.

International Business segment

The International Business reporting segment includes both the International Business unit in Vienna and the commercial lending business of the London, New York and Hong Kong profit centres.

Corporate Center segment

Corporate Center encompasses several types of items: the results of those companies which cannot be clearly assigned to another business segment; refinancing costs for investments in companies; elimination of profits and losses between segments; and one-off items that, in order to ensure comparability with prior-period segment data, have not been allocated to a business segment.

The allocation of results to the segments is based on contribution margin analysis at the business unit level. Net interest income is determined based on opportunity cost (market spread, maturity mismatch), with the contribution from maturity transformation attributed entirely to the Treasury & Investment Banking segment.

Fees and commissions, net trading result, risk costs and other result ("Other result" consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity) are allocated to the business units where they are generated.

General administrative expenses are derived from activity-based costing (product cost, indirect costs and general overhead) at the business unit level.

In addition, amortisation of customer relationships of BCR and DCA of EUR 81,1 million (2006: EUR 18 million) and impairment of goodwill of Kärntner Sparkasse amounting to EUR 5 million are reported in other operating result within the corporate center segment.

Segmentation by core business

	Total		Austria		Central and Eastern Europe	
in EUR million	2007	2006	2007	2006	2007	2006
Net interest income	3,945.8	3,189.4	1,649.5	1,592.9	2,140.3	1,444.3
Risk provisions for loans and advances	(454.7)	(439.1)	(225.2)	(312.7)	(170.2)	(126.9)
Net fee and commission income	1,857.9	1,445.9	936.8	891.4	915.1	575.1
Net trading result	351.1	277.9	122.6	126.9	221.6	149.3
General administrative expenses	(3,642.1)	(2,945.3)	(1,678.1)	(1,645.1)	(1,816.9)	(1,227.5)
Income from insurance business	35.0	35.9	11.8	17.9	23.2	17.9
Other result[1]	(165.4)	(42.3)	(27.2)	27.4	(66.7)	(23.7)
Pre-tax profit	1,927.6	1,522.3	790.2	698.7	1,246.4	808.5
Taxes on income	(377.6)	(339.9)	(166.3)	(153.6)	(232.5)	(191.2)
Minority interests	(375.3)	(250.2)	(249.4)	(199.1)	(144.4)	(53.6)
Net profit after minority interests	**1,174.7**	**932.2**	**374.5**	**345.9**	**869.6**	**563.7**
Average risk-weighted assets	92,183.9	81,849.1	49,365.8	49,634.7	34,757.9	24,146.7
Average attributed equity	8,338.9	6,816.7	1,997.5	1,890.8	2,112.0	1,565.8
Cost/income ratio	**58.8%**	**59.5%**	**61.7%**	**62.6%**	**55.1%**	**56.1%**
ROE based on net profit after minority interests[2]	**14.1%**	**13.7%**	**18.7%**	**18.3%**	**41.2%**	**36.0%**

1) Other result consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity.

2) ROE = return on equity.

in EUR million	International Business 2007	International Business 2006	Corporate Center 2007	Corporate Center 2006
Net interest income	152.7	149.0	3.3	3.2
Risk provisions for loans and advances	9.9	2.1	(69.3)	(1.5)
Net fee and commission income	32.4	33.3	(26.3)	(53.8)
Net trading result	0.0	(0.2)	7.0	1.8
General administrative expenses	(36.5)	(34.3)	(110.7)	(38.3)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	3.3	10.1	(74.9)	(56.2)
Pre-tax profit	161.9	160.0	(270.8)	(144.9)
Taxes on income	(39.9)	(41.8)	61.1	46.8
Minority interests	0.0	0.0	18.6	2.6
Net profit after minority interests	**121.9**	**118.2**	**(191.2)**	**(95.6)**
Average risk-weighted assets	6,844.8	7,735.9	1,215.3	331.8
Average attributed equity	445.2	503.1	3,784.2	2,857.0
Cost/income ratio	**19.7%**	**18.9%**	**-**	**-**
ROE based on net profit after minority interests	**27.4%**	**23.5%**	**-**	**-**

in EUR million	Austria 2007	Austria 2006	Savings Banks 2007	Savings Banks 2006	Retail & Mortgage 2007	Retail & Mortgage 2006
Net interest income	1,649.5	1,592.9	864.6	839.7	552.8	537.3
Risk provisions for loans and advances	(225.2)	(312.7)	(96.2)	(171.3)	(95.5)	(88.1)
Net fee and commission income	936.8	891.4	374.1	365.0	354.6	335.1
Net trading result	122.6	126.9	23.6	25.4	12.0	10.6
General administrative expenses	(1,678.1)	(1,645.1)	(828.3)	(824.2)	(622.8)	(621.0)
Income from insurance business	11.8	17.9	0.0	0.0	11.8	17.9
Other result	(27.2)	27.4	(17.3)	11.4	(14.5)	(13.5)
Pre-tax profit	790.2	698.7	320.4	246.1	198.4	178.3
Taxes on income	(166.3)	(153.6)	(64.9)	(51.9)	(42.5)	(39.4)
Minority interests	(249.4)	(199.1)	(235.4)	(178.4)	(12.8)	(15.5)
Net profit after minority interests	**374.5**	**345.9**	**20.0**	**15.8**	**143.1**	**123.4**
Average risk-weighted assets	49,365.8	49,634.7	22,993.6	25,543.6	11,548.8	13,233.1
Average attributed equity	1,997.5	1,890.8	229.0	265.5	761.5	876.8
Cost/income ratio	**61.7%**	**62.6%**	**65.6%**	**67.0%**	**66.9%**	**68.9%**
ROE based on net profit after minority interests	**18.7%**	**18.3%**	**8.8%**	**6.0%**	**18.8%**	**14.1%**

in EUR million	Large Corporates 2007	Large Corporates 2006	Treasury & Investment Banking 2007	Treasury & Investment Banking 2006
Net interest income	177.6	147.6	54.5	68.3
Risk provisions for loans and advances	(33.6)	(53.3)	0.0	0.0
Net fee and commission income	100.2	101.0	107.9	90.3
Net trading result	2.3	3.0	84.8	87.9
General administrative expenses	(111.0)	(97.6)	(116.0)	(102.3)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	21.9	14.7	(17.2)	14.8
Pre-tax profit	157.4	115.4	114.0	158.9
Taxes on income	(34.0)	(27.1)	(24.8)	(35.2)
Minority interests	(1.1)	(5.3)	0.0	0.0
Net profit after minority interests	**122.2**	**83.0**	**89.1**	**123.7**
Average risk-weighted assets	11,119.7	7,766.0	3,703.7	3,092.1
Average attributed equity	725.2	507.0	281.8	241.5
Cost/income ratio	**39.6%**	**38.8%**	**46.9%**	**41.5%**
ROE based on net profit after minority interests	**16.9%**	**16.4%**	**31.6%**	**51.2%**

in EUR million	Central and Eastern Europe 2007	Central and Eastern Europe 2006	Czech Republic 2007	Czech Republic 2006	Romania 2007	Romania 2006
Net interest income	2,140.3	1,444.3	834.9	705.6	568.2	127.8
Risk provisions for loans and advances	(170.2)	(126.9)	(70.7)	(52.5)	25.4	(8.2)
Net fee and commission income	915.1	575.1	354.5	324.9	256.4	45.0
Net trading result	221.6	149.3	62.5	55.1	76.5	19.0
General administrative expenses	(1,816.9)	(1,227.5)	(662.9)	(613.2)	(528.8)	(107.6)
Income from insurance business	23.2	17.9	17.7	14.5	5.5	3.5
Other result	(66.7)	(23.7)	(11.7)	17.4	(12.3)	(11.6)
Pre-tax profit	1,246.4	808.5	524.3	451.7	391.0	67.9
Taxes on income	(232.5)	(191.2)	(105.8)	(114.4)	(66.2)	(11.5)
Minority interests	(144.4)	(53.6)	(11.3)	(12.9)	(106.5)	(21.8)
Net profit after minority interests	**869.6**	**563.7**	**407.3**	**324.4**	**218.2**	**34.6**
Average risk-weighted assets	34,757.9	24,146.7	11,971.2	11,572.0	9,977.3	2,100.9
Average attributed equity	2,112.0	1,565.8	827.1	796.2	477.8	100.1
Cost/income ratio	**55.1%**	**56.1%**	**52.2%**	**55.7%**	**58.3%**	**55.1%**
ROE based on net profit after minority interests	**41.2%**	**36.0%**	**49.2%**	**40.7%**	**45.7%**	**34.6%**

in EUR million	Slovakia 2007	Slovakia 2006	Hungary 2007	Hungary 2006
Net interest income	300.5	239.5	253.2	251.2
Risk provisions for loans and advances	(37.5)	(16.5)	(59.3)	(34.2)
Net fee and commission income	95.8	82.8	133.4	88.4
Net trading result	20.9	20.9	37.6	35.3
General administrative expenses	(222.8)	(185.0)	(230.1)	(206.9)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	(27.8)	(7.3)	(11.3)	(22.0)
Pre-tax profit	129.1	134.3	123.4	111.8
Taxes on income	(11.5)	(26.5)	(30.6)	(26.3)
Minority interests	0.0	(0.1)	(0.2)	(0.2)
Net profit after minority interests	**117.6**	**107.7**	**92.6**	**85.2**
Average risk-weighted assets	4,415.6	3,387.4	4,467.9	3,949.4
Average attributed equity	308.8	240.7	311.1	274.8
Cost/income ratio	**53.4%**	**53.9%**	**54.2%**	**55.2%**
ROE based on net profit after minority interests	**38.1%**	**44.8%**	**29.8%**	**31.0%**

in EUR million	Croatia 2007	Croatia 2006	Serbia 2007	Serbia 2006	Ukraine 2007	Ukraine 2006
Net interest income	159.2	111.1	16.2	9.2	8.0	-
Risk provisions for loans and advances	(17.8)	(12.3)	0.1	(3.3)	(10.3)	-
Net fee and commission income	68.6	29.7	5.4	4.3	1.0	-
Net trading result	18.8	19.8	1.5	(0.8)	3.7	-
General administrative expenses	(118.6)	(84.5)	(28.4)	(30.3)	(25.3)	-
Income from insurance business	0.0	0.0	0.0	0.0	0.0	-
Other result	(5.3)	0.3	1.8	(0.3)	(0.1)	-
Pre-tax profit	105.0	64.1	(3.4)	(21.3)	(23.0)	-
Taxes on income	(22.9)	(12.6)	0.5	0.1	3.9	-
Minority interests	(26.5)	(18.5)	0.2	0.1	0.0	-
Net profit after minority interests	**55.7**	**32.9**	**(2.7)**	**(21.2)**	**(19.1)**	**-**
Average risk-weighted assets	3,234.2	2,970.8	466.6	166.2	225.1	-
Average attributed equity	142.1	136.4	26.6	17.6	18.5	-
Cost/income ratio	**48.1%**	**52.6%**	**-**	**-**	**-**	**-**
ROE based on net profit after minority interests	**39.2%**	**24.1%**	**-**	**-**	**-**	**-**

36) Additional information

Assets and liabilities denominated in foreign currency were as follows:

in EUR million	2007	2006
Assets	99,632	90,944
Liabilities	82,951	75,327

Goodwill resulting from business combinations that came into being before 1 January 2005 is not reported as an asset denominated in foreign currencies as it is carried in euros.

The assets and liabilities outside Austria are given below:

in EUR million	2007	2006
Assets	131,708	108,824
Liabilities	101,191	89,949

37) Related party transactions

Compensation and other benefits provided to board members and staff of Erste Bank Group are presented and explained in Note 5, General and administrative expenses and in Note 34, Equity.

Loans and advances to and amounts owed to unconsolidated subsidiaries and to other investments were as follows:

in EUR million	2007	2006
Loans and advances to credit institutions		
Associates accounted for at equity	73	32
Other investments	27	1
Total	**100**	**33**
Loans and advances to customers		
Associates accounted for at equity	233	242
Other investments	1,020	1,146
Total	**1,253**	**1,388**
Financial assets - at fair value through profit or loss		
Associates accounted for at equity	1	57
Other investments	8	6
Total	**9**	**63**
Financial assets - available for sale		
Associates accounted for at equity	11	0
Other investments	10	6
Total	**21**	**6**
Financial assets - held to maturity		
Associates accounted for at equity	4	4
Other investments	6	4
Total	**10**	**8**
Deposits by banks		
Associates accounted for at equity	47	26
Other investments	20	32
Total	**67**	**58**
Customer accounts		
Associates accounted for at equity	37	27
Other investments	194	377
Total	**231**	**404**
Debt securities in issue		
Associates accounted for at equity	26	45
Other investments	68	16
Total	**94**	**61**
Subordinated liabilities		
Other investments	4	24
Total	**4**	**24**

At the end of 2007, DIE ERSTE oesterreichische Spar-Casse Privatstiftung, a foundation, held approximately 30.95% of the shares of Erste Bank AG, making it the largest shareholder. In 2007 the foundation received a dividend of EUR 62.7 million on its shareholding in Erste Bank AG (for the 2006 financial year). The purpose of the foundation, in addition to holding a substantial equity interest in Erste Bank AG, is to support social, scientific, cultural and charitable institutions as well as to generally promote the guiding principles of the savings bank philosophy. The current members of the foundation's management board are Andreas Treichl (chairman of the management board of Erste Bank AG), Franz Ceska and Dietrich Karner. The foundation's supervisory board had nine members at the end of 2007, two of whom are also members of the supervisory board of Erste Bank AG.

As at 31 December 2007, in respect of the foundation, Erste Bank AG had accounts payable of EUR 53.6 million and accounts receivable of EUR 7.3 million. Standard derivative transactions at market conditions for hedging purposes were in place between Erste Bank and the foundation at the end of 2007. These were interest rate swaps with a notional value of EUR 75 million and interest rate swaps with caps and floors in the notional amount of EUR 247.4 million each.

In 2007 Erste Bank AG accrued interest income of EUR 4.3 million receivable and interest expenses of EUR 3.4 million payable to the foundation from accounts receivable and payable and from the derivative transactions outlined.

38) Collaterals

The following assets were pledged as security for liabilities:

in EUR million	2007	2006
Loans and advances to credit institutions	382	329
Loans and advances to customers	2,266	1,621
Trading assets	295	207
Other financial assets[1]	9,006	8,901
Total	**11,949**	**11,058**

1) Other financial assets consist of financial assets held to maturity, available for sale, at fair value through profit or loss.

Collaterals were pledged in the context of repurchase transactions, securities lending with cash collaterals and other collateral agreements.

The fair value of collaterals received that may be repledged or resold even without the security provider's default was EUR 4,268 million (31 December 2006: EUR 7,481 million). Of this total, collateral with a fair value of EUR 125 million (31 December 2006: EUR 198 million) was resold or repledged.

39) Securities lending and repurchase transactions

	2007		2006	
in EUR million	Carrying amount of assets pledged as collateral	Carrying amount of liabilities	Carrying amount of assets pledged as collateral	Carrying amount of liabilities
Repurchase transactions	4,708	4,628	4,930	4,831
Securities lending agreement	24	0	0	0
Total	**4,732**	**4,628**	**4,930**	**4,831**

40) Risk report, risk policy and risk strategy

The conscious and selective assumption of risks and their professional management represent a core task for every bank. The Erste Bank Group's risk management policies are designed for the early identification and effective, active management and limitation of risks. The central focus of these risk management activities is on employing available equity as efficiently as possible while bearing in mind the Group's medium- and long-term strategic goals and growth opportunities. The Erste Bank Group seeks an optimum balance of risks and rewards in order to achieve a sustained high return on equity.

The risk management strategy of the Erste Bank Group is marked by a conservative approach to banking risks that is driven both by the requirements of customer-centred banking and by the legal environment. Under this risk management strategy, the Erste Bank Group uses a group-wide system of risk oversight and control designed to identify all risks throughout the Group (market, credit, business and operational risks), measure them and enable the management to exert active control over the identified and measured risks so as to reach the goal of optimising the risk-return relationship.

Disclosure pursuant to sec. 26 Austrian Banking Act and the Disclosure Directive

Erste Bank has chosen to publish information pursuant to section 26 of the Austrian Banking Act and the Disclosure Directive on the internet. Details are available on Erste Bank's website: www.erstebank.com/investorrelations.

Risk management organisation

In keeping with relevant law (especially the Austrian Banking Act), the central responsibility for risk management lies with the roup management board. One way in which the management board fulfils this responsibility is by calling the quarterly meeting of the **Risk Committee (RC)**.

As set out in the Erste Bank risk rulebook, the role of the Risk Committee is to approve amendments to the rules where appropriate, allocate capital at the macro level, set an aggregate risk limit for the bank as a whole based on the bank's risk-bearing capacity, set an aggregate limit based on Value at Risk for market risk activities in the trading book, and define medium term objectives for risk management.

In order to ensure comprehensive risk management across the Erste Bank Group, risk control and management are designated as management board level functions exercised by the Group's **chief risk officer (CRO)**. The CRO's area of responsibility includes the following service units:

_Group Risk Management
_Risk Management International
_Group Legal
_Group Compliance

The **Group Risk Management** service unit, exercising the risk control function, supports the chief risk officer in furthering the disciplined handling of risks and in harmonising risk management applications for all risk types in the business units. Working closely with the risk management departments of the business units, this unit also ensures the implementation of the risk management strategy.

At every level of the risk management process – particularly concerning market and credit risks – the measurement and monitoring functions are exercised independently of the front office functions supervised, thus safeguarding the separation of market and after-market.

In addition, the chief risk officer is responsible for the development, implementation and review of limits, risk reporting, risk management strategy and of the associated standards and processes.

The chief risk officer also has oversight of credt risk control for the Erste Bank Group. Under the chief risk officer's direction, standards are defined for credit policy and processes, credit portfolio management and risk-adjusted pricing. In addition, the chief risk officer is the functional head of the entire credit risk management organisation.

In view of the growing demands placed on risk control, and in the interest of the clear definition of the roles and areas of authority of all units involved, the Group's credit risk reporting and risk control activities are combined under the **Group Risk Management** service unit. At the banking subsidiaries, the respective local CRO is responsible for risk management.

As part of the restructuring of the Erste Bank Group, two new committees were set up: the CRO Board and the Group Risk Management Committee. On the CRO Board, every bank in the Group is represented by its CRO. The board is chaired by the chief risk officer of the Erste Bank Group. The CRO board has responsibility for the group-wide coordination of risk management and for ensuring uniform risk management standards across the Group. On the Group Risk Management Committee, the subsidiaries' department heads for strategic risk management provide decision support to the CRO Board and direct working groups on current risk-related topics.


Chief Risk Officer (CRO)
Group Risk Management
Risk Management International
Group Risk Control
Group Credit Risk Reporting
Risk Mgmt - Group Capital Markets
Basel II
Real Estate Analysis & Coordination
Corporate Risk Management
Countries, Banks & Structured Products

Risk Control

The Group Risk Control department forms part of the **Group Risk Management** service unit. Group Risk Control acts as the central and independent risk control unit required by section 39 (2) of the Austrian Banking Act and formulates group guidelines for processes relating to risk management (these guidelines are codified in the Erste Bank risk rulebook). As an organisational unit independent of the business units, Group Risk Control thus ensures that all measured risks are within the limits set by the management board.

The core competencies of **Group Risk Control** in the risk control process include the daily computation, analysis and reporting of market risks for the whole Group and the timely and continuous monitoring of credit, business and operational risks. Another key function is the aggregation of all risks into a measure of enterprise-wide risk (economic capital) as part of the determination of risk-bearing capacity.

To do justice to this broad mandate, **Group Risk Control** is divided into four groups focusing respectively on market risk, credit risk, operational risk, and rating methods. The market, credit and operational risk sub-units each calculate risk on an ongoing basis with the aid of the models implemented. Their other responsibilities include the refinement and updating of the models and measurement methods employed and the rollout of the risk control process in the Group. The **Group Rating Methods** group is responsible for developing and implementing group-wide uniform rating methods.

Risk control process

The Erste Bank Group's independent risk control process consists of five main steps:

_**Risk identification** at the Erste Bank Group means the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. In addition to existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective capture of all individual risks that have a bearing on the achievement of the Erste Bank Group's business targets. However, risk identification is concerned not only with the early detection of risks themselves, but also with the most complete possible recognition of all sources of risk.

_**Risk measurement** – the valuation and analysis of all quantifiable risks with the help of statistical methods. In addition, stress scenarios are defined, with the goal of quantifying losses that may be triggered by extremely adverse, highly unlikely events. The information gained from stress test scenarios complements Value-at-Risk (VaR) results, making it easier to predict the effects of potential extreme market movements.

_**Risk aggregation** – the compilation of the results of risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing VaR at a confidence level of 99.95% over a one-year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (i.e., economic capital) is compared to the resources (earnings potential, reserves and equity) available to cover potential losses. At Erste Bank this is done as part of the determination of risk-bearing capacity.

_**Risk limit-setting** – the setting of a loss ceiling (aggregate bank limit) by management through the Risk Committee based on the periodic determination of risk-absorbing capacity, which takes into account the bank's equity base and profitability situation.

_**Risk reporting** – the continual reporting of the risk calculation results for the individual risk types to management.

Risk types

Market risk

Fluctuation in interest rates, exchange rates, security prices and commodity prices creates market risks. Market risks derive from short-term trading (the trading book) in instruments whose prices are fixed daily, as well as from the traditional banking business (the banking book).

Taking into account the bank's risk-bearing capacity and projected earnings, the management board sets the aggregate limit for the trading book in the Risk Committee. The aggregate limit is then allocated by the Market Risk Committee based on a recommendation by the **Risk Management Group Capital Markets** unit. All market risk activities in the trading book are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate Value-at-Risk limit covering all market risks of Erste Bank. Limit compliance is verified at several levels: by the appropriate local decentralised risk management unit, by the **Risk Management Group Capital Markets** unit and by the independent Group Risk Control unit.

A key step in limit-setting is the estimation of the potential losses that could result from market movements. This amount, Value-at-Risk, is calculated at group level on a daily basis and relayed to the management board via the electronic management information system. Value-at-Risk is determined by the historical simulation method. In its analysis Erste Bank uses a 99% confidence level and holding periods of one and ten days. The validity of the statistical methods applied is continually verified by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and may thus have extraordinary effects on trading results. The main such events are market movements that have a low probability of occurrence. Relying on purely statistical methods such as Value-at-Risk to measure risk does not adequately take into account the consequences of crisis situations. Erste Bank therefore reinforces its Value-at-Risk-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments are made available to the management board via the electronic management information system.

The market risk model approved by the Austrian Financial Market Authority is used to determine the minimum regulatory capital requirements of the Erste Bank Group under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by the Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

The following table shows the value-at-risk amounts for the end of December 2007 and December 2006 (in EUR thousand, 99% confidence level, holding period of one day):

2007	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Bank Group	**26,811**	**24,172**	**1,230**	**9,417**	**166**	**1,558**
Banking book	23,562	22,907	490	3,906	102	0
Trading book	5,543	1,752	873	5,716	128	1,558

2006	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Bank Group	**31,057**	**28,499**	**1,140**	**8,222**	**111**	**1,887**
Banking book	27,321	26,938	159	3,826	0	0
Trading book	5,643	2,630	1,264	4,526	111	1,887

Operational management of market risk

The Risk Management Group Capital Markets unit is responsible for day-to-day control of the market risk associated with trading activities. Its duties are the monitoring of compliance with the market risk, position risk and transaction risk limits; risk reporting; supporting the trading desk; monitoring of market prices; participation in the product testing process for new products; preparation of the risk manual; and – in coordination with Group Risk Control –the management of market risks.

The Treasury performs the measurement of market risks relating to the banking book. The Balance Sheet Management unit submits monthly reports to the Asset Liability Committee (ALCO) on the interest rate risk of the Erste Bank Group and the savings bank group, as decision support for the adjustment of balance sheet risks.

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of deteriorating credit quality of borrowers) as well as from trading in market risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The central database used for credit risk management is the group data pool, in which all relevant data for credit risk management, for measuring risk control effectiveness and for determining risk weighted assets and the regulatory capital requirement are periodically gathered.

Thanks to this single data pool, all risk control activities of the credit risk management and of the performance management and reporting units group-wide can be harmonised on the basis of the most convergent and consistent data possible.

The Group Credit Risk Reporting unit uses the group data pool for credit risk reporting (both at group level and for the individual group companies). This allows analysis based on the reporting tool implemented across the Erste Bank Group (COGNOS) and on data and segments determined by uniform methods.

The credit risk reporting established on this strong foundation comprises regular reports on the Group's risk portfolio for external and internal audiences and thus permits the continuous monitoring of risk developments and enables management to take appropriate control measures. In-house users include, above all, the supervisory board and management board of the Erste Bank Group, as well as the risk managers, business unit directors and internal audit staff.

This organisational unit is also in charge of the rollout and continual technical improvement of a group-wide online limit system for capping counterparty risk arising from treasury transactions, as well as for surveillance of credit risk from exposure to clients that fall into the financial institutions, sovereigns or international large corporates asset segments and which do business with several members of the Erste Bank Group.

The task of the **Group Credit Risk Control** unit within the Group Risk Control department is the measurement of credit risk, using a portfolio model based on credit Value-at-Risk, for the entire credit business of Erste Bank AG including its foreign branches. Domestic and foreign subsidiaries report their credit risk based on risk weighted assets.

The operational credit decisions are made by the decentralised credit risk management units (Risk Management International and the credit risk management units at the banking subsidiaries (including Credit Risk Management Austria at the future Erste Bank Austria, currently still called Erste Bank AG)).

Risk Management International is the operational credit risk man-agement arm of the holding company. This department covers the customer groups and asset classes from a credit risk perspective where a top-level, group-wide view is required. The asset classes involved are country risks, sovereigns, banks, securitisations (ABS and CDO), large corporates, and real estate risks. Risk Management International also provides specific credit risk reports on these centrally managed portfolios of the holding company and is in charge of process development for credit risk management and of the implementation of group standards for the asset classes named above.

BASEL II

Having passed the required audit conducted by the Austrian supervisory authority in 2006, Erste Bank (including almost all Haftungsverbund savings banks and Ceská Sporitelna) successfully qualified for Basel II advanced internal ratings based approaches to the measurement of credit risk, effective from the entry of the new regulations into force on 1 January 2007. For credit risk, Erste Bank applies the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in all other Basel segments.

According to the current rollout plan for the Erste Bank Group, the transition from the Standard Approach to the IRB Approach is to be made in 2008 for Erste Bank Hungary Rt and Slovenská Sporitelna, in 2009 for Erste Bank Croatia and in the subsequent years for Banca Comerciala Romana, Erste Bank Serbia and Bank Prestige (Erste Bank Ukraine).

Operational risk

In line with banking law, Erste Bank defines operational risk as "the risk of loss resulting from inadequacy or failure of internal processes, people or systems, or from external events." Both quantitative and qualitative methods are used to identify operational risks, and are refined further in order to capture all information relevant to risk management. Consistent with international practice, the responsibility for managing operational risk rests with line management.

The quantitative measurement methods are based on internal loss experience data, which are collated across the Group using a standard methodology and entered in a central data pool. Additionally, in order to be able to model losses that have not occurred in the past but are nonetheless possible, scenarios and external data are also used (Erste Bank is a member of ORX, the international loss data consortium).

Next to quantitative methods, qualitative approaches are used to determine operational risk, primarily by performing risk assessment surveys. The results and risk control suggestions from these responses by experts are reported to line management and thus serve as decision support to reduce operational risks.

In order to also ensure early detection of changes in risk potential that may lead to losses, Erste Bank is working to define key risk indicators.

Since the beginning of 2004 the insurance cover procured by the Erste Bank Group is combined in a group-wide insurance programme. By means of this approach, the cost for the Group's traditional property insurance needs was reduced, making it possible to buy additional insurance for previously uninsured banking specific risks. The combination of potential economies and additional insurance cover, without an increase in overall cost, is achieved by retaining part of the losses in a captive reinsurance firm, thus permitting diversification of risk in the Group.

The quantitative and qualitative methods outlined, including the insurance strategy and the modelling approaches, form the operational risk framework of Erste Bank. Through periodic reporting, relevant information from these areas is communicated to the management board on a quarterly basis. A key measure in this context is operational Value-at-Risk, which is calculated for the Group as a whole.

The operational risk framework and the structure of operational risk management and control at Erste Bank are also defined in the risk rulebook, thus safeguarding the complete identification and consistent treatment of all operational risks.

Erste Bank is currently preparing to qualify for an Advanced Measurement Approach (the loss distribution approach) in the course of 2008 at group level and for major subsidiaries (Ceská Sporitelna, Slovenská Sporitelna and Erste Bank Hungary) and to apply this approach from 2009. In 2007 the regulatory capital required to cover operational risk was determined by the Basic Indicator Approach.

Group-wide Risk Management

At Erste Bank Group, the regulatory requirements for qualitative risk management that result from pillar 2 of Basel II (Supervisory Review Process) and from the ICAAP (Internal Capital Adequacy Assessment Process) consultation paper of the CEBS (Committee of European Banking Supervisors) are fulfilled by the well-proven calculation of risk-bearing capacity.

Determination of risk-bearing capacity

The central tool for controlling the Erste Bank Group's group-wide risk is the calculation of risk-bearing capacity. In this computation, the risk data for the different risk types are aggregated to arrive at the total potential loss from the assumption of risk (i.e., at economic capital) and this loss potential is then compared in a multi-stage process to the resources (earnings potential, reserves and equity) available to cover these potential losses. The aim of this comparison is to determine the extent to which the bank is in a position to absorb potential unexpected losses (the bank's risk-bearing capacity). Risk-bearing capacity thus represents a limit on the aggregate risk activities of Erste Bank. Based on the bank's measured ability to absorb risk, the management board establishes an aggregate bank limit at the quarterly Risk Committee meeting.

The measure of risk used to calculate this aggregate bank limit is the economic capital that the bank must hold in order to cover its risk. This economic capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses at a confidence level of 99.95% derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's continued viability even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. In parallel with this approach based on economic capital, the risk-bearing capacity is also calculated at a much lower confidence level of 95% and conveyed to the management as supplementary information.

Erste Bank Group´s aggregate risk by risk type

In 2007 the regulatory capital requirement was for the first time calculated according to the Basel II rules. The chart shows the composition of the regulatory capital requirement as of 31 December 2007.

Allocation of Erste Bank Group regulatory capital requirement


4.5%
Market risk
8.8%
Operational risk
86.7 %
Credit risk

Credit risk

Credit exposure represents the total of the following balance sheet items: loans and advances to credit institutions and loans and advances to customers; fixed-income securities held for trading, at fair value through profit or loss, or available for sale; investments of insurance companies; held-to-maturity investments; and derivatives and credit risks held off-balance sheet (including undrawn credit commitments, which are included in the disclosure of credit risk for the first time). The data for 2006 was correspondingly restated to include the derivative financial instruments and undrawn credit commitments. The changes in risk provisions are explained in Notes 2 and 16.

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/letters of credit Undrawn commitments	Total 2007	Total 2006
Banking and insurance	42,536	12,672	55,208	56,852
Private customers	42,188	2,334	44,522	37,787
Public administration, social security	21,494	4,037	25,531	23,759
Real estate and other business activities	23,044	6,839	29,883	22,831
Manufacturing	10,528	5,040	15,568	14,561
Trade	10,065	3,241	13,306	12,123
Construction	3,763	2,701	6,464	6,290
Hotels and restaurants	3,402	498	3,900	3,657
Transport and communication	3,520	902	4,422	3,827
Energy and water supply	1,951	634	2,585	2,346
Other	9,558	1,060	10,618	7,757
Total	**172,049**	**39,958**	**212,007**	**191,789**

The total credit exposure of the Erste Bank Group as of 31 December 2007 was up by 10.5% or EUR 20.2 billion from the previous year, to EUR 212.0 billion. Of this increase, EUR 10.3 billion was contributed by the banking subsidiaries in the Central and Eastern European core markets, as a result of continued growth in the credit portfolio, especially in consumer lending.

The rest of the expansion in total credit risk was distributed as follows: Erste Bank AG accounted for EUR 6.0 billion due to an increase (albeit smaller than in the previous years) in interbank business and growth in financing for large corporate customers. EUR 4.3 billion represented the savings banks – the Haftungsverbund members as well as Erste Bank's own savings banks – thanks especially to growth in SME and mortgage lending. Other group entities saw a small decrease in their share of the overall credit risk.

The classification of credit assets into the risk classes used here is based on Erste Bank's internal customer ratings. As a Group standard, the Erste Bank Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default. For new subsidiaries, the respective local risk classification is reconciled to internal rating systems mapped to group standard classifications until these are introduced. Credit exposure is divided into the following risk classes:

Low risk: the borrower demonstrates a strong repayment capacity. New business is generally with clients in this risk class.

Management attention: the borrower's financial situation is in effect good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring (securing) of the credit risks.

Substandard: the borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Non-performing: one or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure are more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or opening of bankruptcy proceedings.

CREDIT RISK REVIEW

Overall trend

The increase in overall credit exposure occurred largely in the best risk class (low risk). The increase in management attention assets was slightly higher than that in total exposure, and substandard loans increased at a stronger rate, which was attributable to the normalisation in the very positive credit cycle experienced in the past several years and the maturing of the portfolio especially in Central and Eastern Europe. The non-performing portion of the exposure eased slightly to 2.2%.

Credit exposure by risk class

at 31 December 2007 in %


2.2
Non-performing
2.0
Substandard
11.1
Management attention
84.7
Low risk

Of the Erste Bank Group's total credit exposure, 84.7% constituted the best risk class and 11.1% was in the management attention class; the combined proportion of the two poorer risk classes rose from 3.9% to 4.2%.

Trend in Austria and abroad

In this section, credit exposure is broken down by the home country of the borrower; the distribution among Erste Bank Group entities is discernable from the composition of credit risk by reporting segments, shown in a subsequent section.

Credit exposure by risk class: Total

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2007	179,643	23,496	4,105	4,763	212,007
Share of total exposure	84.7%	11.1%	2.0%	2.2%	100.0%
Risk provisions at 31 Dec 2007	72	152	466	2,671	3,362
Covered by risk provisions	0.0%	0.6%	11.4%	56.1%	1.6%
Total exposure at 31 Dec 2006	163,471	20,937	3,019	4,363	191,789
Share of total exposure	85.2%	10.9%	1.6%	2.3%	100.0%
Risk provisions at 31 Dec 2006	106	218	388	2,491	3,203
Covered by risk provisions	0.1%	1.0%	12.9%	57.1%	1.7%
Change in total exposure in 2007	16,172	2,559	1,086	400	20,217
Change	9.9%	12.2%	36.0%	9.2%	10.5%
Change in risk provisions in 2007	(33)	(66)	78	181	159
Change	(31.5)%	(30.4)%	20.0%	7.3%	5.0%

Credit exposure by risk class: Austria

in EUR million	Low risk	Management attention	Sub-standard	Non-performing	Total exposure
Total exposure at 31 Dec 2007	66,900	10,216	1,714	3,361	82,191
Share of total exposure	81.4%	12.4%	2.1%	4.1%	100.0%
Risk provisions at 31 Dec 2007	10	46	71	1,806	1,933
Covered by risk provisions	0.0%	0.5%	4.1%	53.7%	2.4%
Total exposure at 31 Dec 2006	65,138	9,709	1,743	3,066	79,656
Share of total exposure	81.8%	12.2%	2.2%	3.8%	100.0%
Risk provisions at 31 Dec 2006	31	100	271	1,604	2,007
Covered by risk provisions	0.0%	1.0%	15.6%	52.3%	2.5%
Change in total exposure in 2007	1,761	507	(29)	296	2,535
Change	2.7%	5.2%	(1.7)%	9.6%	3.2%
Change in risk provisions in 2007	(22)	(54)	(200)	202	(74)
Change	(69.1)%	(53.9)%	(73.9)%	12.6%	(3.7)%

In Austria, total credit exposure rose by EUR 2.5 billion or 3.2% compared to the end of the previous year, driven mainly by growth in retail lending at the Haftungsverbund savings banks and the mortgage subsidiaries.

While the low-risk category expanded by EUR 1.8 billion or 2.7% and the management attention category increased by EUR 0.5 billion or 5.2%, substandard exposure eased by EUR 29 million or 1.7% and non-performing assets increased by EUR 296 million or 9.6%.

Credit exposure by risk class: Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2007	112,744	13,279	2,391	1,401	129,816
Share of total exposure	86.8%	10.2%	1.8%	1.1%	100.0%
Risk provisions at 31 Dec 2007	63	105	395	865	1,428
Covered by risk provisions	0.1%	0.8%	16.5%	61.7%	1.1%
Total exposure at 31 Dec 2006	98,333	11,227	1,276	1,297	112,134
Share of total exposure	87.7%	10.0%	1.1%	1.2%	100.0%
Risk provisions at 31 Dec 2006	74	118	117	886	1,196
Covered by risk provisions	0.1%	1.0%	9.2%	68.3%	1.1%
Change in total exposure in 2007	14,411	2,052	1,115	105	17,682
Change	14.7%	18.3%	87.3%	8.1%	15.8%
Change in risk provisions in 2007	(12)	(12)	278	(21)	233
Change	(15.7)%	(10.4)%	237.2%	(2.4)%	19.5%

Credit exposure outside Austria grew by EUR 17.7 billion or 15.8%. Large contributions to this rise came from the lending growth in Central and Eastern Europe and the interbank, Large Corporates and International Business activities of Erste Bank AG. More than 90% of the increase occurred in the best risk categories. Substandard assets showed higher growth compared to the previous year due to the normalisation of the previously very positive credit cycle and the maturing of the portfolio.

CREDIT RISK BY SECTOR

The combination of sectors where credit exposure was highest was little changed from the years before: The largest exposure remained in the banking and insurance industry, ahead of households; together, these two sectors made up just under 50% of the total exposure. For the first time, public administration was surpassed by real estate and other business services as the next most important sector. Real estate and other business services comprises not only commercial property finance and residential mortgage lending but also holding companies, and thus includes general corporate finance. These four top sectors collectively accounted for almost three-quarters of total credit exposure. They were followed by manufacturing and trade.

Except for construction, the shares of the other sectors were less than 2.5%. The sector mix thus remained balanced, with an appropriate degree of risk diversification.

Credit exposure by sector

at 31 December 2007 in %


10.2
Other (under 2.5%)
3.0
Construction
6.3
Trade
7.3
Manufacturing
12.0
Public administration
14.1
Real estate and other business services
26.0
Banking and insurance
21.0
Households

Credit exposure by sector: Total

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Total exposure
Agriculture and forestry	1,094	631	182	127	2,033
Mining	764	214	28	11	1,016
Manufacturing	11,787	2,747	524	510	15,568
Energy and water supply	2,214	242	67	62	2,585
Construction	4,569	1,331	225	339	6,464
Trade	8,896	3,334	515	561	13,306
Tourism	2,040	1,158	258	443	3,900
Transport and communication	3,102	894	236	189	4,422
Banking and insurance	53,876	1,137	155	40	55,208
Real estate and other business activities	23,827	4,898	431	728	29,883
Public administration	25,005	495	17	14	25,531
Healthcare and social services	1,146	252	38	73	1,509
Other services	2,129	570	110	149	2,957
Private households	36,913	5,439	685	1,485	44,522
Other	2,281	152	634	33	3,101
Total	**179,643**	**23,496**	**4,105**	**4,763**	**212,007**

2006 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard	Non-performing	Total exposure
Agriculture and forestry	922	730	117	93	1,862
Mining	564	246	33	12	855
Manufacturing	10,686	2,771	483	622	14,561
Energy and water supply	1,981	295	53	18	2,346
Construction	4,440	1,301	214	335	6,290
Trade	7,899	3,159	556	509	12,123
Tourism	1,717	1,231	306	403	3,657
Transport and communication	2,512	871	246	198	3,827
Banking and insurance	55,189	1,586	41	36	56,852
Real estate and other business activities	17,594	4,197	406	634	22,831
Public administration	23,117	602	30	9	23,759
Healthcare and social services	1,051	251	34	50	1,386
Other services	1,640	629	109	123	2,501
Private households	33,162	2,929	389	1,307	37,787
Other	998	138	3	15	1,154
Total	**163,471**	**20,937**	**3,019**	**4,363**	**191,789**

Credit exposure by sector: Austria

2007 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Agriculture and forestry	524	283	50	96	952
Mining	110	54	4	8	176
Manufacturing	5,264	873	76	265	6,478
Energy and water supply	689	100	8	29	826
Construction	3,037	646	131	277	4,091
Trade	4,343	1,433	180	423	6,378
Tourism	967	905	168	363	2,402
Transport and communication	1,342	314	119	121	1,897
Banking and insurance	10,242	107	6	16	10,372
Real estate and other business activities	14,182	2,930	233	643	17,988
Public administration	5,829	22	3	12	5,865
Healthcare and social services	897	194	27	50	1,169
Other services	900	421	47	125	1,494
Private households	18,544	1,922	194	934	21,594
Other	29	11	469	1	510
Total	**66,900**	**10,216**	**1,714**	**3,361**	**82,191**

2006 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Agriculture and forestry	487	317	48	57	908
Mining	100	60	25	6	191
Manufacturing	4,891	848	188	357	6,284
Energy and water supply	807	129	4	15	956
Construction	3,004	716	149	279	4,148
Trade	4,093	1,379	311	375	6,159
Tourism	986	938	270	328	2,522
Transport and communication	1,184	301	132	117	1,734
Banking and insurance	13,926	256	10	26	14,218
Real estate and other business activities	9,330	2,768	298	524	12,920
Public administration	5,708	78	6	7	5,798
Healthcare and social services	800	201	27	39	1,066
Other services	938	430	72	84	1,524
Private households	18,857	1,264	202	852	21,174
Other	28	25	1	0	54
Total	**65,138**	**9,709**	**1,743**	**3,066**	**79,656**

Credit exposure by sector: Outside Austria

2007 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Agriculture and forestry	570	348	132	31	1,081
Mining	653	160	24	3	841
Manufacturing	6,523	1,874	448	245	9,091
Energy and water supply	1,525	142	59	33	1,759
Construction	1,532	685	94	63	2,373
Trade	4,553	1,902	335	138	6,928
Tourism	1,074	253	91	80	1,498
Transport and communication	1,760	580	118	68	2,525
Banking and insurance	43,634	1,030	149	24	44,837
Real estate and other business activities	9,645	1,967	198	85	11,895
Public administration	19,176	473	14	3	19,666
Healthcare and social services	249	58	11	22	340
Other services	1,228	149	62	25	1,464
Private households	18,369	3,517	492	550	22,929
Other	2,252	141	165	32	2,590
Total	**112,744**	**13,279**	**2,391**	**1,401**	**129,816**

2006 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Agriculture and forestry	435	414	69	35	953
Mining	464	186	8	6	664
Manufacturing	5,794	1,923	295	265	8,277
Energy and water supply	1,174	166	48	2	1,391
Construction	1,436	585	65	55	2,141
Trade	3,806	1,780	245	134	5,965
Tourism	731	293	36	75	1,135
Transport and communication	1,328	570	114	81	2,093
Banking and insurance	41,264	1,329	31	10	42,634
Real estate and other business activities	8,263	1,429	108	111	9,911
Public administration	17,409	525	24	2	17,960
Healthcare and social services	251	50	7	12	320
Other services	703	199	37	39	978
Private households	14,305	1,665	187	455	16,612
Other	970	113	2	14	1,100
Total	**98,333**	**11,227**	**1,276**	**1,297**	**112,134**

The volume growth in Austria of a total of EUR 2.0 billion was driven exclusively by lending in real estate and other business services, while outstandings in all other sectors decreased on balance.

Outside Austria, EUR 6.3 billion or a good one-third of the total increase of EUR 17.7 billion in credit exposure occurred within households; this rise was explained almost entirely by the increased retail lending in Central and Eastern Europe, notably at BCR and Česká spořitelna.

In 2007 the foreign component of credit exposure rose from slightly less than 58.5% to more than 61.2%. However, both the already described sectoral breakdown of this increase and its regional distribution presented below demonstrate that the growth did not significantly change the Erste Bank Group's credit risk profile.

CREDIT EXPOSURE BY REGION

Of the total increase of EUR 20.2 billion in credit exposure, EUR 2.5 billion or 13% occurred in Austria, EUR 8.7 billion or 43% was achieved in the Central and Eastern European core market and EUR 8.2 billion or 40% came from the rest of the European Union.

The volume expansion in Central and Eastern Europe resulted from the organic growth of the banking subsidiaries. In the other EU countries and other industrialised nations, the increase mainly represented higher investments in the interbank area and in Large Corporates and International Business.

The following table shows a breakdown of, credit exposure by the home country of the borrower; the distribution among Erste Bank Group entities is discernable from the composition of credit risk in terms of reporting segments.

Credit exposure by region

at 31 December 2007 in %


2.9
Emerging Markets
5.0
Other industrialised countries
17.6
Other EU
35.8
Core market
Central and Eastern Europe
38.8
Core market
Austria

The countries of Erste Bank Group's core market and the European Union accounted for 92% of credit exposure.

Volume in the emerging markets increased by a total of EUR 1.1 billion, but remained of relatively little significance at a share of 2.9%.

Credit exposure by region

2007 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Core market	128,152	21,636	3,728	4,487	158,143
Austria	66,900	10,216	1,714	3,361	82,191
Croatia	5,630	1,417	155	153	7,355
Romania	7,471	6,387	1,204	309	15,372
Serbia	495	153	8	32	688
Slovakia	8,429	1,243	223	201	10,097
Slovenia	1,805	250	89	69	2,213
Czech Republic	28,155	574	112	198	29,038
Ukraine	387	270	46	5	708
Hungary	8,880	1,126	318	158	10,481
Other EU	35,918	1,084	69	190	37,261
Other industrialised countries	10,214	240	25	41	10,519
Emerging markets	5,359	536	144	44	6,083
Southeastern Europe / CIS	1,272	174	86	2	1,534
Asia	1,482	60	35	34	1,611
Latin America	868	34	12	5	919
Middle East / Africa	1,738	267	11	3	2,019
Total	**179,643**	**23,496**	**4,105**	**4,763**	**212,007**

2006 in EUR million	Low risk	Management attention	Gross Exposure Sub-standard	Non-performing	Total exposure
Core market	120,983	18,844	2,926	4,135	146,888
Austria	65,138	9,709	1,743	3,066	79,656
Croatia	5,240	787	125	139	6,290
Romania	5,256	4,430	523	260	10,469
Serbia	380	70	3	33	486
Slovakia	8,099	1,186	209	150	9,644
Slovenia	1,644	131	72	79	1,926
Czech Republic	26,650	1,561	156	258	28,624
Ukraine	80	62	0	0	142
Hungary	8,497	908	96	150	9,651
Other EU	27,759	1,074	58	183	29,074
Other industrialised countries	10,483	286	25	35	10,830
Emerging markets	4,245	733	10	10	4,998
Southeastern Europe / CIS	1,119	278	0	6	1,403
Asia	1,612	113	1	1	1,728
Latin America	591	70	9	2	672
Middle East / Africa	923	271	0	1	1,196
Total	**163,471**	**20,937**	**3,019**	**4,363**	**191,789**

Credit exposure by BASEL II exposure class

2007 in EUR million*)	Gross Exposure	Collaterals and other credit risk mitigation Guarantees	Real estate	Others
Central governments and central banks	20,559	110	0	157
Regional governments and local authorities	6,453	214	21	915
Administrative bodies and non-commecial undertakings	1,037	206	6	27
Multilateral development banks	119	0	0	0
International organisations	0	0	0	0
Institutions	36,857	188	26	638
Corporates	84,462	2,388	15,997	6,643
Retail (incl. SME)	58,359	198	24,321	6,098
Securitisation positions	2,145	0	0	0
Covered Bonds	2,017	0	0	0
Total	**212,007**	**3,304**	**40,371**	**14,478**

*) As a result of the conversion of systems to Basel II, the data for the prior periods could not be restated.

The credit assets are grouped into exposure classes according to Basel II, using the more detailed classification of the Standardised Approach.

The major types of collateral are mortgages on residential real estate and commercial properties, as well as guarantees. Among other types of collateral, financial collateral is the most common. The valuation of collateral takes into account the requirements for risk mitigation under Basel II.

The collateral composition remains largely unchanged from the prior year.

Performing assets (i.e. assets that were neither past due nor impaired) based on the Basel II exposure classes were distributed across risk classes as follows:

2007 in EUR million	Gross Exposure Low risk	Management attention	Sub-standard
Central governments and central banks	20,282	268	9
Regional governments and local authorities	6,329	118	5
Administrative bodies and non-commecial undertakings	918	119	0
Multilateral development banks	119	0	0
International organisations	0	0	0
Institutions	36,109	597	127
Corporates	66,346	13,402	2,683
Retail (incl. SME)	45,382	8,925	1,269
Securitisation positions	2,069	63	13
Covered Bonds	2,013	3	0
Total	**179,567**	**23,496**	**4,105**
Total 2006	**163,471**	**20,957**	**3,019**

The carrying amount of assets for which new terms were negotiated because they would otherwise have fallen into arrears or would have been impaired was EUR 168 million at 31 December 2007. EUR 74 million of this total related to the Corporates exposure class and EUR 94 million pertained to the Retail category (which includes SME). These are assets in the non-performing risk class where the renegotiation of terms caused a financial loss to the lending bank on a present value basis. At the Erste Bank Group this is used as a default criterion.

At 31 December 2007 the balances of assets which were past due but for which specific provisions had not yet been established were as follows:

2007 in EUR million*)	Gross Exposure: thereof 91 - 180 days past due	Gross Exposure: thereof more than 180 days past due	Gross Exposure: Total loans and advances past due	Thereof collateralised: thereof 91 - 180 days past due	Thereof collateralised: thereof more than 180 days past due	Thereof collateralised: Total loans and advances past due
Central governments and central banks	0	0	0	0	0	0
Regional governments and local authorities	1	2	3	0	0	0
Administrative bodies and non-commecial undertakings	0	0	0	0	0	0
Multilateral development banks	0	0	0	0	0	0
International organisations	0	0	0	0	0	0
Institutions	0	4	4	0	0	0
Corporates	48	77	125	19	32	51
Retail (incl. SME)	92	493	585	42	143	185
Securitisation positions	0	0	0	0	0	0
Covered Bonds	0	0	0	0	0	0
Total	**141**	**577**	**717**	**61**	**175**	**236**

*) As a result of the conversion of systems to Basel II, the data for the prior periods could not be restated.

All assets presented in this table were classified as non-performing. Provisions are as a rule established for assets that are more than 90 days past due. However, these individual provisions are not established if the asset is covered by portfolio provisions or collateral.

At 31 December 2007, specific provisions existed for the following exposures:

2007 in EUR million*)	Total loans under specific provisions	thereof 91 - 180 days past due	thereof more than 180 days past due
Loans and advances to credit institutions	10	0	4
Loans and advances to customers	3,759	174	1,390
Total	**3,769**	**174**	**1,394**

*) As a result of the conversion of systems to Basel II, the data for the prior periods could not be restated.

Provisions for impairment are established based on a standardised process whereby risk provisions are created for that portion of the exposure not covered by collateral or expected recoveries. In addition, portfolio provisions are made on the basis of default probabilities and loss ratios for non-provisioned exposures.

CREDIT EXPOSURE BY SEGMENTS

This section describes the composition of credit exposure according to reporting segments. Exposure is classified to segments based on the domicile of the Group entities that carry the credit risk on their books. The differences in provisioning levels for the segments result from the risk situation in the respective markets, regulatory requirements and the local legal environment.

Credit exposure by segment at 31 December 2007

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure	Risk provisions	NPL coverage
Austria	92,507	12,676	1,959	3,772	110,914	2,024	53.7%
Central and Eastern Europe	57,912	10,148	2,018	953	71,032	1,271	133.4%
International Business	27,600	599	119	18	28,337	49	265.6%
Corporate Center	1,623	72	9	20	1,724	18	88.7%
Total	179,643	23,496	4,105	4,763	212,007	3,362	70.6%

Credit exposure by segment at 31 December 2006

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure	Risk provisions	NPL coverage
Austria	92,473	11,543	1,971	3,457	109,444	2,166	62.6%
Central and Eastern Europe	50,177	8,607	1,022	890	60,696	967	108.6%
International Business	20,403	786	27	16	21,231	69	439.5%
Corporate Center	417	1	0	0	418	1	-
Total	163,471	20,937	3,019	4,363	191,789	3,203	73.4%

As a result of the inclusion of derivatives and undrawn credit commitments, the NPL coverage shown for 2006 is lower than the 75.4% reported in the 2006 annual report.

NON-PERFORMING ASSETS AND RISK PROVISIONS

Credit assets are classified and reported as non-performing (NPL) if one or more of the default criteria under Basel II are met: full repayment unlikely, interest or principal payments on a material exposure more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or opening of bankruptcy proceedings.

On average in the Group, risk provisions covered 70.6% of reported NPL assets. For the portion of NPL not covered by provisions there are appropriate levels of conservatively valued, bankable collateral, hence this level of provisioning is considered sufficient. In accordance with the Basel II definition of default, the NPL category also includes debt on which interest and principal payments are being made.

In 2007, NPL increased by EUR 400 million or 9.2% to EUR 4,763 million. Risk provisions were reinforced by EUR 159 million or 5.0% to EUR 3,362 million; a decrease in Austria and in International Business was offset by a rise in Central and Eastern Europe. This resulted in a net reduction of 2.8 percentage points in NPL provision coverage. Taking into account the conservatively valued bankable collateral held against the exposure, the risks remain sufficiently secured.

ERSTE BANK GROUP AND THE US SUBPRIME CRISIS

Overview of the ABS and CDO portfolio

Erste Bank Group is not invested in US subprime securities or their derivatives. In view of the deteriorating creditworthiness of borrowers and the laxer lending standards in the American residential mortgage market, and in anticipation of a market correction, Erste Bank Group decided at the end of 2006 and the beginning of 2007, respectively, to sell all credit assets directly or indirectly connected with the US property market. Typically, these were loans to construction companies, building suppliers, mortgage brokers and real estate developers.

As a result, at 31 December 2007 Erste Bank Group held a conservative portfolio of securitised assets and their derivatives (only investment grade asset-backed securities and investment grade collateralised debt obligations, with the exception of a EUR 2 million BB-rated instrument) with a total value of EUR 3.4 billion. This includes:

- **Prime British residential mortgage-backed securities (RMBS).** Erste Bank Group is solely invested in prime RMBS. These include portfolios of individual mortgage loans, which normally have satisfactory ratings. In the non-conforming segment (individual mortgage loans of lower ratings, no proof of income, etc.) no more investments have been made since 2002. All exposure to this sector has been repaid in full.

- **UK commercial mortgage-backed securities (CMBS).** The portfolio comprises loans with commercial property collateral (mostly offices but also retail, leisure and other). Despite the decrease of 15% in British commercial real estate prices, the CMBS are sufficiently protected by the long seasoning, by low loan-to-value ratios, and by structural support through subordination.

- **Investments in continental Europe:** Securitisations from the Netherlands and Germany with the following underlying assets: residential and commercial mortgages, loans to small and medium enterprises, and leases; Italian RMBS and lease ABS; Spanish securitisations mainly of SME loans, and a lower percentage of RMBS; and smaller positions in Irish, Central and Eastern European and Australian transactions.

- **Collateralised loan obligations (CLOs),** which make up the bulk of the collateralised debt obligations (CDOs) held. This portfolio consists largely of US CLOs with ratings of A to AAA. Here too the investment strategy was conservative. For instance, in order to incur a partial loss of principal on an A/A2-rated tranche, the default rate of US leveraged loans (these are secured corporate loans) would have to rise by more than 450% from its historic high of 8.23% in 2000 and this would have to coincide with a fall in the recovery rate by another 10 percentage points from its 2003 historic low of 72%. Furthermore, CLOs were purchased only from experienced managers, not from new and unknown firms. In addition to US CLOs, the CDO portfolio also contains investment grade tranches of European CLOs. Other CDO products were largely avoided over the last few years. Although there are small positions in synthetic CDOs, collateralised bond obligations, and CDOs of CDOs, no new investments have been made in these types of instruments since the middle of 2006. The remaining securitisation products were purchased relatively long ago, will soon mature, and do not represent additional risk of loss of principal even in the current market setting. This also applies to some other CDOs with mixed portfolios that do not fit into the product categories discussed above.

Investment process, portfolio allocation and portfolio valuation

The general screening criterion for purchasing securitised products or their derivatives is to avoid product categories that lack historical default data and loss data over a full economic cycle. Additionally, all ABS and CDO investments are centrally analysed and approved. All securities are as a rule held until maturity; earlier disposal is the exception. Approximately 42% of the assets are classified under the held to maturity (HTM) portfolio, 43% under the available for sale (AfS) portfolio and 15% under the fair value (FV) portfolio. In the present market environment, the great majority of the securities have a market price lower than cost. Nevertheless, based on careful and continual analysis, there are no particular risk concerns.

The securities of the ABS and CDO portfolios involve standard structures, frequently also benchmark securitisations. The securitisation products in the AfS and FV portfolios are therefore valued at market prices. ABS and CDO papers are not traded on a liquid securities exchange. Our prices are provided by various market participants (investment banks) on a regular basis. No model valuations are performed.

In addition to that, Erste Bank Group is also invested in US collateralised mortgage obligations (CMOs) issued by Ginnie Mae, Fannie Mae and Freddie Mac. These are considered US-government-sponsored or US government guaranteed institutions and these issuers have stable AAA ratings. We therefore do not regard these investments as susceptible to US real estate market risk.

Credit insurance

Erste Bank Group has no direct exposure to monoline insurers. There are project financings existent, which in addition have a guarantee by a credit insurance company. However, these exposures are with borrowers which have investment grade ratings with either stable or positive outlook, whose performance is not directly correlated to the financial guarantors as they are all in operating businesses and do not rely significantly on income from financial investments; borrowers represent key and well established infrastructure providers that are natural monopolies in their home states. This portfolio comprises 4 loans with a volume of EUR 89 million with credit insurers MBIA, AMBAC and FSA. In addition we have EUR 11 million in securitisations which are guaranteed by monolines. These securitisation structures have been in place for several years, are amortised, respectively their risk parameters have improved since issuance. In addition Erste Bank Group is invested in EUR 58 million of Australian RMBS, where not the tranche of the securitisation is wrapped by a monolines, but the underlying mortgages are fully or partly guaranteed by credit insurance companies. All guaranteed securitisations were analysed and reported under the ABS/CDO limits.

Liquidity risk

The liquidity risk management focuses on short-term liquidity risk, long-term structural funding needs, crisis scenario-based analysis and contingency planning. The common standards of liquidity management are defined by Erste Bank and followed by subsidiaries, members of the Group. Results of the analysis is reported and consolidated on the Group level.

The short term liquidity position is monitored on a daily basis. The bank is particularly focusing on the net cash outflow projection for next 5 business days and its coverage by collateral.The long term liquidity mismatch is measured by the liquidity gaps. The liquidity gaps are prepared under the assumption of ordinary course of business. All items are displayed based on legal maturities. Where appropriate, maturity assumptions are adjusted (for the assets and liabilities without contractual maturity or for high liquid and pledgeable assets) based on the historical experience and modelled and verified on a regular basis.

Erste Bank models its liquidity position under different combinations of time and crisis scenarios in Crisis Scenario Analysis. Dynamic aspects of renewal of existing balance sheet items are incorporated through the setting of crisis- and time- specific assumptions. The result of analysis shows the ability of the bank to withstand distress situations before they really occur. Acting upon the results of this analysis, the bank could take all necessary steps in order to be prepared to face the potential crisis in advance. The Comprehensive Contingency Plan assures the necessary coordination of all involved parties in the liquidity management process in case of crisis. The contingency plans of the subsidiaries are coordinated by the plan of the parent company. The Comprehensive Contingency Plan assures the necessary coordination of all involved parties in the liquidity management process in case of crisis. The contingency plans of the subsidiaries are coordinated by the plan of the parent company.

Communication of Liquidity risk: The liquidity risk is discussed at Board level at ALCO meetings. ALCO is regularly informed about the fulfilment of all liquidity limits and updated about the internal and external liquidity situation. The special committees on senior management level are established to coordinate the operational tasks related to liquidity management and to report to ALCO members if necessary. The important channel for steering the liquidity risk within the Bank and towards its subsidiaries is the FTP system and prices of Intragroup funding.

Managing of the liquidity during the Market Liquidity Crisis. Since August 2007 all major markets are operating in a distressed market environment, resulting in credit spread widening and decrease in debt capital market issuance activity. Since that time the bank has not tapped the market with a benchmark issue. Private placements are however continuing. To our advantage the issuance activity of the bank was strong in the first half of the year and covered majority of the yearly plan. All additional funding needs were covered on the money market, where the liquidity on shortest time periods remains sufficient due to supportive actions of the Central Banks.

	< 1 month		1-2 months		1-5 years		> 5 years	
in EUR million	2007	2006	2007	2006	2007	2006	2007	2006
Liquidity GAP	(3,049)	(7,620)	352	(564)	(1,309)	2,011	4,006	6,173

The liquidity risk was held on a moderate level. The amount of net cash outflows in next 5 working days didn't exceed the free collateral and all funding requirements were met smoothly. The aim to stay within the internal limits for crisis scenario analysis was achieved, signalling that the bank has the capacity to face a liquidity crisis. The FMA requirement for the ratios of liquid assets to liquid liabilities were comfortably achieved in average of 9.95% (requirement <2.5%) and 52.25% (requirement >20%) for the assets and liabilities of the first or second degree respectively.

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped into maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by the group in the five currencies that carry interest rate risk: the euro, Czech koruna, Slovak koruna, Hungarian forint, Romanian leu.

Only those open fixed-income positions which are not allocated to the trading book are shown. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book

2007 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2007	310.8	2,448.1	1,296.0	1,004.3	349.6
Fixed-interest gap in CZK positions at 31 December 2007	(42,504.3)	4,408.8	23,215.3	10,977.3	9,229.4
Fixed-interest gap in SKK positions at 31 December 2007	(12,631.3)	11,189.2	10,321.8	1,601.6	4,388.8
Fixed-interest gap in HUF positions at 31 December 2007	99,638.7	8,968.8	279.9	129.6	2.9
Fixed-interest gap in RON positions at 31 December 2007	(71.5)	(904.9)	54.2	147.9	23.1

2006 in EUR million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2006	(535.8)	694.8	2,062.6	1,229.0	406.0
Fixed-interest gap in CZK positions at 31 December 2006	(48,053.2)	10,071.2	18,936.5	9,542.4	6,343.9
Fixed-interest gap in SKK positions at 31 December 2006	(8,782.0)	1,588.8	12,317.1	1,243.3	1,961.2
Fixed-interest gap in HUF positions at 31 December 2006	7,859.4	15,074.4	562.3	183.6	33.7

Hedging

The goals of market risk management for the banking books of Erste Bank Group are to optimise the risk position while taking into account the economic environment, competitive situation, fair value risk and effect on net interest income; to maintain an appropriate liquidity position for the Group; and to centrally manage all market risks inherent in the banking book via the Group's asset liability committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and fair value risk. Two kinds of instruments are available with which to manage these variables: cash flow hedges are used to hedge the exposure to variability in cash flows. Fair value hedges are employed to reduce market risk. In order to reduce currency risk (currency translation), hedges of a net investment in a foreign operation are applied.

Fair value hedges are currently used to turn fixed-income or structured transactions into variable-income transactions. The current policy on debt securities in issue is to use fair value hedges to convert those issues that are not money-market-linked into issues that are. Other fair value hedges were set up for part of the syndicated loan portfolio and for fixed-interest loans.

Interest rate swaps and floors are the main instruments used for these fair value hedges. In connection with issuance, fair value is also hedged by means of cross-currency swaps, swaptions, caps, floors and other types of options.

in EUR million	2007	2006
Profit/loss fair value - underlying	346.1	533.7
Profit/loss in fair value - hedging instrument	(341.8)	(523.7)

Cash flow hedges are used for three objectives: to turn money-market-linked transactions into fixed-interest transactions and thus reduce interest rate risk; to safeguard a minimum interest rate via floors; and to hedge anticipated foreign currency interest income against exchange rate risk. Some of the revolving money market liabilities are currently converted into fixed interest transactions. Floors are used to secure a minimum interest rate on money-market-linked loans in case of declining market interest rates.

Interest rate swaps and floors were employed to hedge interest cash flows. Currency risk was hedged with spot transactions and currency swaps.

In the reporting period, EUR 2 million were removed from cash flow hedge reserve and recognised as income in the consolidated income statement; EUR -12 million were recognised directly in equity. The majority of the hedged cash flows is likely to occur within the next five years and will then be recognised in the consolidated income statement. Inefficiencies from cash flow hedges amounting to EUR -0.5 million are reported in the net trading result.

		2007		2006
in EUR million	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Hedging instrument - fair value hedge	67	611	33	232
Hedging instrument - cash flow hedge	2	47	2	33

Fair values of hedging instruments are reported in other assets and respectively in other liabilities.

41) Total volume of unsettled derivatives at 31 December 2007*)

in EUR million	Notional amounts Total	Fair value Positive	Fair value Negative	Fair value Total	Fair values by maturity < 1 year	Fair values by maturity 1-5 years	Fair values by maturity > 5years
Interest rate contracts							
Interest rate swaps							
Purchase	241,300	42,455	(68)	42,387	23,934	5,974	12,479
Sale	234,878	121	(42,861)	(42,740)	(24,058)	(5,540)	(13,143)
FRA's							
Purchase	18,526	20	0	20	18	2	0
Sale	3,583	0	(17)	(17)	(16)	(1)	0
Futures							
Purchase	3,091	7	0	7	7	0	0
Sale	2,605	0	(3)	(3)	(3)	0	0
Interest rate options							
Purchase	65,625	777	(10)	767	80	326	362
Sale	62,554	5	(786)	(781)	(125)	(313)	(342)
Currency contracts							
Currency swaps							
Purchase	51,715	946	(936)	10	(285)	93	203
Sale	51,432	793	(478)	315	370	(86)	32
Futures							
Purchase	158	43	0	43	42	0	0
Sale	175	0	(44)	(44)	(44)	0	0
Currency options							
Purchase	6,520	104	(11)	93	59	32	1
Sale	6,679	11	(128)	(117)	(74)	(41)	(1)
Index and asset value agreements							
Forward agreements							
Purchase	193	5	0	5	4	0	0
Sale	209	0	(6)	(6)	0	(4)	(2)
Futures							
Purchase	133	1	0	1	1	0	0
Sale	198	0	(3)	(3)	(3)	0	0
Share options							
Purchase	925	133	0	133	25	107	0
Sale	1,032	1	(145)	(144)	(131)	(13)	0

*) The presentation of this table has been changed due to changes in requirements according to banking law. Comparable figures are not available following this structure.

in EUR million	Notional amounts Total	Fair value Positive	Negative	Total	Fair values by maturity < 1 year	1-5 years	> 5years
Precious metal contracts							
Forward agreements							
Purchase	7	0	0	0	0	0	0
Sale	7	0	0	0	0	0	0
Futures							
Purchase	0	0	0	0	0	0	0
Sale	0	0	0	0	0	0	0
Precious metal options							
Purchase	0	0	0	0	0	0	0
Sale	20	0	(2)	(2)	0	(2)	0
Commodity contracts							
Forward agreements							
Purchase	53	1	0	1	1	0	0
Sale	53	0	(1)	(1)	(1)	0	0
Futures							
Purchase	3	0	0	0	0	0	0
Sale	2	0	(1)	(1)	(1)	0	0
Commodity options							
Purchase	81	1	0	1	0	1	0
Sale	81	3	(2)	1	0	(2)	3
Credit risk derivatives							
Credit risk swaps							
Purchase	869	12	(6)	6	12	(5)	0
Sale	0	0	0	0	0	0	0
Forward agreements							
Purchase	0	0	0	0	0	0	0
Sale	0	0	0	0	0	0	0
Credit risk options							
Purchase	0	0	0	0	0	0	0
Sale	0	0	0	0	0	0	0
Total							
Purchase	**389,199**	**44,505**	**(1,031)**	**43,474**	**23,898**	**6,530**	**13,045**
Sale	**363,508**	**934**	**(44,477)**	**(43,543)**	**(24,086)**	**(6,002)**	**(13,453)**

42) Fair value of financial instruments

In the table below, the fair values of individual balance sheet items are compared to the corresponding carrying amounts. Fair values are basically market values.

Fair value is the amount which could be obtained by the sale of a financial instrument on an active market or which would have to be paid in order to purchase the instrument in question. Financial instruments are measured at fair value where available. The fair value-measurement in Erste Bank Group is based on external data sources (stock exchange or broker-quotations). Models for the determination of a fair value are used only in minor exceptional cases. In this case, standardised, generally accepted valuation models are used. Net present values are determined for linear derivatives (e.g. interest rate swaps, cross currency swaps, foreign exchange forwards and forward rate agreements) by discounting the replicating cash flows. Plain vanilla OTC options (on shares, currencies and interest rates) are valued using option pricing models of the Black-Scholes class, complex interest rate derivatives are measured using Hull-White and/or BGM models.

Erste Bank only uses valuation models which have been tested internally and for which the valuation parameters (such as interest rates, exchange rates and volatility) have been determined independently.

For items without a contractual fixed maturity, the carrying amount was used.

in EUR million	2007		2006	
	Fair value	Carrying amount	Fair value	Carrying amount
ASSETS				
Cash and balances with central banks	7,615	7,615	7,378	7,378
Loans and advances to credit institutions	14,908	14,937	16,595	16,616
Loans and advances to customers	113,746	113,956	97,017	97,107
Risk provisions for loans and advances	(3,296)	(3,296)	(3,133)	(3,133)
Financial assets - held to maturity	16,804	16,843	16,818	16,700
Investments of insurance companies[1]	1,588	1,647	1,717	1,704
LIABILITIES				
Deposits by banks	35,013	35,165	37,603	37,688
Customer accounts	99,768	100,116	90,512	90,849
Debt securities in issue	31,046	31,078	21,814	21,814
Subordinated liabilities	5,593	5,589	5,210	5,210

1) Investments of insurance companies contain financial assets - held to maturity and loans and advances.

43) Financial instruments per category according to IAS 39

	At 31 December 2007								
in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
ASSETS									
Cash and balances with central banks						7,615			7,615
Loans and advances to credit institutions	14,937								14,937
Loans and advances to customers	113,956								113,956
Risk provisions for loans and advances	(3,296)								(3,296)
Trading assets			6,637						6,637
Financial assets - at fair value through profit or loss				4,534					4,534
Financial assets - available for sale					16,200				16,200
Financial assets - held to maturity		16,843							16,843
Investments of insurance companies[1]	116	1,532		2,615	3,683				7,946
Derivatives in banking book[2]			75				67	2	144
Accruals[2]						2,172			2,172
Total financial assets	**125,713**	**18,375**	**6,712**	**7,149**	**19,883**	**9,787**	**67**	**2**	**187,688**
LIABILITIES									
Deposits by banks				106		35,059			35,165
Customer accounts						100,116			100,116
Debt securities in issue				45		31,033			31,078
Trading liabilities			1,756						1,756
Subordinated liabilities						5,589			5,589
Derivatives in banking book[3]			84				611	47	742
Accruals[3]						1,096			1,096
Total financial liabilities	**0**	**0**	**1,840**	**151**	**0**	**172,893**	**611**	**47**	**175,542**

1) Investments of insurance companies contain solely financial assets: loans and advances, financial assets - at fair value through profit or loss, financial assets - available for sale and financial assets - held to maturity.
2) Derivatives and accruals are reported in other assets.
3) Derivatives and accruals are reported in other liabilities.

in EUR million	Loans and receivables	Held to maturity	Trading	Designated at fair value	Available for sale	Financial assets and financial liabilities at amortised cost	Derivatives designated as fair value hedging instruments	Derivatives designated as cash flow hedging instruments	Total
	At 31 December 2006								
ASSETS									
Cash and balances with central banks						7,378			7,378
Loans and advances to credit institutions	16,616								16,616
Loans and advances to customers	97,107								97,107
Risk provisions for loans and advances	(3,133)								(3,133)
Trading assets			6,188						6,188
Financial assets - at fair value through profit or loss				4,682					4,682
Financial assets - available for sale					14,927				14,927
Financial assets - held to maturity		16,700							16,700
Investments of insurance companies[1]	237	1,467		2,755	2,794				7,253
Derivatives in banking book[2]			76				33	2	111
Accruals[2]						1,913			1,913
Total financial assets	**110,827**	**18,167**	**6,264**	**7,437**	**17,721**	**9,291**	**33**	**2**	**169,743**
LIABILITIES									
Deposits by banks						37,688			37,688
Customer accounts						90,849			90,849
Debt securities in issue						21,814			21,814
Trading liabilities			1,200						1,200
Subordinated liabilities						5,210			5,210
Derivatives in banking book[3]			80				232	33	345
Accruals[3]						904			904
Total financial liabilities	**0**	**0**	**1,280**	**0**	**0**	**156,465**	**232**	**33**	**158,010**

1) Investments of insurance companies contain solely financial assets: loans and advances, financial assets – at fair value through profit or loss, financial assets – available for sale and financial assets – held to maturity.
2) Derivatives and accruals are reported in other assets.
3) Derivatives and accruals are reported in other liabilities.

44) Contingent liabilities and other obligations

in EUR million	2007	2006
Contingent liabilities		
Guarantees and warranties	18,765	14,661
Other	429	380
Total	**19,194**	**15,041**
Other obligations		
Undrawn credit and loan commitments, promissory notes	21,193	19,217
Other	307	1,109
Total	**21,500**	**20,326**

Legal proceedings

Erste Bank and some of its subsidiaries are involved in legal disputes, most of which have arisen in the course of its ordinary banking business. These proceedings are not expected to have a material negative impact on the financial position of the Group. Erste Group is also subject to the following ongoing proceedings:

Haftungsverbund

In 2002 Erste Bank formed the Haftungsverbund on the basis of a set of agreements with the majority of the Austrian savings banks. Purpose of the Haftungsverbund was to establish a joint early-warning system as well as a cross-guarantee for certain liabilities of member savings banks and to strengthen the Group's cooperation in the market.

In competition proceedings before the Austrian Cartel Court, both a competitor of Erste Bank and the Austrian Federal Competition Authority requested the court to set aside the Haftungsverbund agreements because of an alleged infringement of Article 81 of the EC Treaty.

In March 2007 the Supreme Court handed down a resolution and confirmed that the agreements which constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty. However, the Supreme Court also held that certain aspects of the agreements could be critical under competition aspects.

The Supreme Court did not stipulate any explicit consequences. Rather, in order to specify the conclusions to be drawn from the court ruling, the proceeding will now be continued at the court of first instance.

The Supreme Court's decision does not yet affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act. This application was widened in November 2005 to also encompass a Supplementary Agreement to the Haftungsverbund, which includes the granting of extended management rights to Erste Bank.

In March 2007, in parallel with the above mentioned ruling in the competition proceedings, the Supreme Court handed down its respective ruling, which is legally binding. In this ruling, which was welcomed by Erste Bank as being very favourable, the Supreme Court determined that the Supplementary Agreement of November 2005 qualifies as a Zusammenschluss (merger) within the meaning of the Austrian Cartel Act.

Erste Bank has since entered into similar agreements with all Austrian savings banks with the exception of two. Following the filing of the official applications the formal authorisations were granted for these Zusammenschlüsse (mergers) by the competition authorities in October 2007 and in January 2008. Only one application procedure, in relation to the savings bank with the greatest turnover, is still pending because in this case the European competition authorities are also involved in the approval process.

As a consequence of the formal approval for the Zusammenschluss the participating members will qualify as a Group under competition law, to the effect that (according to the ruling of the European courts in the Viho case) the internal relationship between Erste Bank and the respective savings bank will no longer be subject to anti-trust rules.

State aid to Erste Bank Hungary

In the course of its review of past state aid granted by the governments of newly acceded EU member states, the European Commission has initiated the formal investigation procedure laid down in Article 88 (2) of the EC Treaty against Hungary, as it has serious doubts about the compatibility of an "indemnity for unknown claims", granted by the Republic of Hungary to Erste Bank in relation to the acquisition of Postabank, with the acquis communautaire. This investigation, in which Erste Bank participates as an affected third party, is still pending and no decision has yet been taken.

Potential law suit by Deloitte Hungary against Erste Bank Hungary

Deloitte Hungary has been sued by the Hungarian State alleging that, as the majority shareholder of former Postabank, the Hungarian State suffered substantial losses as a result of negligence by Deloitte Hungary in respect of its work as auditor of Postabank's financial statements for the year ended 31 December 1997, as well as the six-month period ended 30 June 1997 and the period ended 31 July 1998. The Hungarian state alleges that Deloitte Hungary was negligent in not uncovering certain transactions which disguised losses suffered by Postabank, as well as uncertainties in relation to Postabank's provisioning and certain other matters. The State alleges that if Deloitte Hungary had uncovered these problems as part of its audit, the shareholders of Postabank would have taken corrective action which would have prevented further losses.

After the court of first instance had found that Deloitte Hungary and the Hungarian State were each 50 per cent liable for the errors in Postabank's financial statements, in early 2007 the Court of Appeal overturned the ruling and sent the case back to the court of first instance. In its ruling it stated, with final and binding effect, that some moneys lost by the State may as a matter of law not be seen as damages. The amount requested by the Hungarian State is in the region of HUF 130 billion.

Deloitte Hungary has indicated to Erste Bank Hungary that it will bring suit against Erste Bank Hungary as the successor to Postabank alleging that any errors in the financial statements of Postabank were the result of erroneous data provided by Postabank to Deloitte Hungary.

45) Analysis of remaining maturities at 31 December 2007

2007 in EUR million	On demand	Up to 3months	3months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	2,568	7,695	2,424	1,859	391
Loans and advances to customers	8,765	12,187	13,151	29,612	50,241
Trading assets	824	826	772	1,887	2,328
Financial assets - at fair value through profit or loss	103	76	247	2,546	1,562
Financial assets - available for sale	881	1,191	1,081	4,087	8,960
Financial assets - held to maturity	37	1,197	2,476	8,725	4,408
Total	**13,178**	**23,172**	**20,151**	**48,716**	**67,890**
Deposits by banks	2,078	26,776	1,770	2,311	2,230
Customer accounts	36,299	25,853	16,738	11,359	9,867
Debt securities in issue	78	9,201	2,710	9,608	9,481
Trading liabilities	485	137	50	244	840
Subordinated liabilities	4	19	39	678	4,849
Total	**38,944**	**61,986**	**21,307**	**24,200**	**27,267**

2006 in EUR million	On demand	Up to 3months	3months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	1,164	11,606	2,123	1,489	234
Loans and advances to customers	6,950	11,301	12,103	26,341	40,412
Trading assets	381	174	639	1,849	3,145
Financial assets - at fair value through profit or loss	489	122	127	2,031	1,913
Financial assets - available for sale	567	598	881	4,327	8,554
Financial assets - held to maturity	1	699	1,999	9,796	4,205
Total	**9,552**	**24,500**	**17,872**	**45,833**	**58,463**
Deposits by banks	1,855	28,364	2,198	3,126	2,145
Customer accounts	33,767	21,149	12,437	11,059	12,437
Debt securities in issue	6	2,808	3,128	7,629	8,243
Trading liabilities	331	94	34	167	574
Subordinated liabilities	0	122	24	631	4,433
Total	**35,959**	**52,537**	**17,821**	**22,612**	**27,832**

46) Events after the balance sheet date

Effective from 12 January 2008 the following savings bank joined the Haftungsverbund: Sparkasse Mittersill Bank AG, Sparkasse der Stadt Kitzbühel, Sparkasse Reutte AG and Sparkasse Schwaz AG. All of these savings banks are included in the consolidated financial statements of Erste Bank with effect from that date.

In the course of realising a new structur of Erste Bank Group an organisational split of the Holding and the Austrian Business was implemented in 2007. However, this factual split had no legal impact on third parties. The legal split with a corresponding entry in the commercial register is scheduled for the third quarter. This legal split will have an impact on third parties.

In January 2008, Erste Bank started preparations for the disposal of Anglo-Romanian Bank, a 100% subsidary of BCR.

47) Boards of Erste Bank der oesterreichischen Sparkassen AG

SUPBERVISORY BOARD

Heinz Kessler, President	Retired CEO
Georg Winckler, First Vice President	Rector of the University of Vienna Professor of Economics at the University of Vienna
Theresa Jordis, Second Vice President	Attorney at law
Bettina Breiteneder	Businesswoman
Elisabeth Gürtler	Businesswoman
Jan Homan	Chief Executive Officer of Teich AG
Josef Kassler, until 31 May 2007	Retired CEO
Brian Deveraux O'Neill, since 31 May 2007	Retired Businessman
Lars-Olof Ödlund, until 31 May 2007	Advisor
Wilhelm Rasinger	Businessman
Friedrich Rödler	Public Accountant and Tax Consultant
Hubert Singer	Chief Executive Officer of Dornbirner Sparkasse AG
John James Stack, since 31 May 2007	Retired Businessman
Gabriele Zuna-Kratky	Manager of Technisches Museum Wien

REPRESENTATIVES OF THE STAFF COUNCIL

Günter Benischek	Chairman of the Central Staff Council
Erika Hegmala	Vice Chairwoman of the Central Staff Council
Ilse Fetik	Member of the Central Staff Council
Joachim Härtel, until 1 May 2007	Member of the Central Staff Council
Christian Havelka	Member of the Central Staff Council
Anton Janku, until 26 November 2007	Member of the Central Staff Council
Friedrich Lackner, since 1 May 2007	Member of the Central Staff Council
Karin Zeisel; from 26 November 2007 until 17. January 2008	Member of the Central Staff Council
David Krieber, since 17. January 2008	Member of the Central Staff Council

REPRESENTATIVES OF THE SUPERVISORY AUTHORITY

Robert Spacek	Senior Senate Councillor, State Commissioner
Dietmar Griebler	Senate Councillor, Deputy State Commissioner
Marcus Heinz	State Controller for Premium Reserve
Eduard Moser	Deputy State Controller for Premium Reserve
Irene Kienzl	Trustee under Mortgage Bank Act
Anton Rainer	Deputy Trustee under Mortgage Bank Act

MANAGEMENT BOARD

Andreas Treichl	Chairman
Elisabeth Bleyleben-Koren	Deputy Chairwoman
Peter Bosek, since 1 July 2007	Member
Franz Hochstrasser	Member
Herbert Juranek, since 1 July 2007	Member
Johannes Kinsky, since 1 July 2007	Member
Peter Kisbenedek, since 1 July 2007	Member
Bernhard Spalt	Member
Thomas Uher, since 1 July 2007	Member
Erwin Erasim, until 30 June 2007	Member
Reinhard Ortner, until 30 June 2007	Member

48) Details of the companies wholly or partly owned by Erste Bank Group at 31 December 2007

Equity and earnings data shown was generally calculated in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared under national accounting standards and from the presentation in segment reporting. The net profit shown represents net profit/loss after tax (but before allocations to reserves).

Directly and indirectly held shares disclosed in the following tables do not include shares held through savings banks consolidated as a result of the Haftungsverbund agreements.

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
Credit institutions						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	457.1	55.9		31.12.2007	V
Banca Comercială Română S.A., Bukarest (Group)	69.2%	1,349.2	279.1		31.12.2007	V
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	95.0%	151.3	26.3		31.12.2007	V
Česká spořitelna a.s., Prague (Group)	98.0%	2,148.5	446.6		31.12.2007	V
Dritte Wiener Vereins-Sparcasse AG, Vienna	100.0%	5.5	0.0		31.12.2007	V
Erste & Steiermärkische banka d.d., Rijeka	55.0%	538.9	82.2		31.12.2007	V
Erste Bank (Malta) Limited, Sliema	100.0%	140.6	13.3		31.12.2007	V
ERSTE BANK AD NOVI SAD, Novi Sad	74.0%	123.4	0.2		31.12.2007	V
Erste Bank Hungary Nyrt., Budapest (Group)	99.9%	515.9	98.6		31.12.2007	V
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	12.9	32.2		31.12.2007	V
Intermarket Bank AG, Vienna (Group)	21.3%	29.2	4.4		31.12.2006	E
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.8	0.3		30.09.2007	A
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	331.8	20.6		31.12.2007	V
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%	3.0	0.1		30.09.2007	E
NÖ Bürgschaften GmbH, Vienna	25.0%	6.7	(1.4)		31.12.2006	E
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (Group)	12.9%	399.5	46.7		31.12.2006	A
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	25.4	1.0		31.12.2007	A
Open Joint-Stock Company "Erste Bank", Kiev	100.0%	88.1	(3.4)		31.12.2007	V
PayLife Bank GmbH (former Europay Austria Zahlungsverkehrssysteme GmbH), Vienna	3.1%	67.9	32.6		31.12.2006	E
Prvá stavebná sporitelna, a.s., Bratislava (Group)	35.0%	233.7	24.3		31.12.2007	E
s Wohnbaubank AG, Vienna (Group)	90.4%	34.0	3.6		31.12.2007	V

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	178.8	18.2		31.12.2007	V
Slovenská sporiteľňa a.s., Bratislava (Group)	100.0%	657.1	123.2		31.12.2007	V
„Spar - Finanz" - Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.7	0.1		31.12.2006	E
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg	75.0%	34.7	6.5	X	31.12.2007	V
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	45.4	3.0		31.12.2007	V
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	54.9	2.6		31.12.2007	V
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	6.4%	21.0	2.6		31.12.2007	V
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	798.1	106.4		31.12.2007	V
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	75.0%	156.0	9.9		31.12.2007	V
Other financial institutions						
EBV - Leasing Gesellschaft m.b.H. & Co. KG., Vienna	100.0%	14.3	0.8		31.12.2007	V
Diners Club Adriatic d.d., Zagreb	59.0%	37.8	9.6		31.12.2007	V
Erste Corporate Finance GmbH, Vienna	100.0%	1.3	0.4		31.12.2007	V
Erste Securities Polska S.A., Warsaw (Group)	100.0%	11.2	2.4		31.12.2007	V
Erste Securities Zagreb d.o.o., Zagreb	97.7%	4.4	1.9		31.12.2007	V
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	466.6	66.7		31.12.2007	V
Neue Eisenstädter gemeinnützige Bau(,) Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	50.0%	7.1	0.7		31.12.2006	A
Österreichisches Volkswohnungswerk, Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	40.7	3.7		31.12.2006	A
s Autoleasing GmbH, Vienna	100.0%	0.2	0.2		31.12.2007	V
Synergy Capital a.d., Belgrad	75.0%	2.1	0.7		31.12.2007	V
„Wohnungseigentümer" Gemeinnützige Wohnbaugesellschaft m.b.H., Mödling	26.0%	30.0	5.5		31.12.2006	A
Others						
ARWAG Holding-Aktiengesellschaft, Vienna (Group)	19.2%	63.0	7.1		31.12.2006	A
Budapesti Értéktözsde Zrt, Budapest	12.2%	30.9	9.1		31.12.2006	A
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	13.4	2.7		31.12.2007	V
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	0.0	0.0		31.12.2007	V
Dezentrale IT-Infrastruktur Services GmbH, Vienna	74.4%	0.4	0.5		31.12.2007	V
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.8%	96.9	21.6		31.12.2006	A
EB-Beteiligungsservice GmbH, Vienna	99.8%	0.0	0.0		31.12.2007	V
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	139.5	12.2		31.12.2007	V

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	0.1	0.0		31.12.2007	V
ecetra Internet Services AG, Vienna(Group)	100.0%	20.0	2.4		31.12.2007	V
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	18.7	2.0		31.12.2007	V
Erste Reinsurance S.A., Luxemburg	100.0%	12.8	0.0		31.12.2007	V
Informations-Technologie Austria GmbH, Vienna	25.9%	22.5	0.2		31.12.2007	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	81.4	3.5		31.12.2007	V
Procurement Services GmbH, Vienna	99.8%	(7.9)	(9.0)		31.12.2007	V
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.2	0.0		31.12.2007	V
s Immobilienfinanzierungsberatung GmbH, Vienna	72.6%	(4.7)	0.2		31.12.2007	V
s REAL Immobilienvermittlung GmbH, Vienna (Group)	96.1%	2.6	1.2		31.12.2007	V
S Tourismus Services GmbH, Vienna	100.0%	15.2	10.0		31.12.2007	V
s IT Solutions AT Spardat GmbH, Vienna	73.4%	2.6	0.9		31.12.2007	V
s IT Solutions SK, spol. s.r.o., Bratislava	99.5%	1.2	0.8		31.12.2007	V
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	15.7%	558.1	15.7		31.12.2006	E
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	67.3%	18.0	15.3		31.12.2007	V
Sparkassen Zahlungsverkehrabwicklungs GmbH, Linz	40.0%	0.3	0.0		31.12.2007	V
„Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.3%	0.2	0.0		31.12.2007	V
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	48.4	1.8		31.12.2007	V
UBG-Unternehmensbeteiligungs-gesellschaft m.b.H., Vienna	100.0%	0.6	0.0		31.12.2007	A
VBV - Betriebliche Altersvorsorge AG, Vienna	27.4%	32.9	0.9		31.12.2006	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	7.1	(0.3)		31.12.2007	E
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.0%	1.0	0.8		31.12.2007	V
WED Holding Gesellschaft m b H., Vienna	19.2%	11.5	0.0		31.12.2006	A
Wiener Börse AG, Vienna	10.1%	64.6	25.2		31.12.2006	A

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Vienna, 12 March 2007

The Management Board

Andreas Treichl mp
Chairman

Elisabeth Bleyleben-Koren mp
Vice Chairwoman

Peter Bosek mp
Member

Franz Hochstrasser mp
Member

Herbert Juranek mp
Member

Johannes Kinsky mp
Member

Peter Kisbenedek mp
Member

Bernhard Spalt mp
Member

Thomas Uher mp
Member

AUDITOR´S REPORT (REPORT OF THE INDEPENDENT AUDITORS)*)

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG, Wien and its subsidiaries (hereinafter referred to as "the Company"), for the financial year from 1 January 2007 to 31 December 2007. These consolidated financial statements comprise the balance sheet as at 31 December 2007, and the income statement, cash flow statement and statement of changes in equity for the year ended 31 December 2007, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Erste Bank's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections.

Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2007, and of its financial performance and its cash flows for the financial year from 1 January 2007 to 31 December 2007 in accordance with International Financial Reporting Standards as adopted by the EU.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 12. March 2008

Sparkassen-Prüfungsverband
(Prüfungsstelle)
(Austrian Savings Bank Auditing Association)
(Audit Agency)

(Bank auditor)

Friedrich Hief mp	Erich Kandler mp
Certified Public Accountant	Certified Public Accountant

Ernst & Young
Wirtschaftsprüfungsgesellschaft m.b.H.

Helmut Maukner mp	Elisabeth Glaser mp
Certified Public Accountant	Certified Public Accountant

*) The report (in the German language, or translations into another language, including shortened or amended versions) may not be made public or used by third parties, when reference is made in part or in whole to the auditors report, without the express written consent of the auditors.

STATEMENT OF THE LEGAL REPRESENTATIVES

As legal representatives, the under-signed members of the board confirm recording to the § 82 art. 4 Z 3 Austrian Stock Exchange Act that

a) the group financial statements compiled in accordance with ruling accounting standards gives a true and fair view about the financial position and performance of the company and the entirety of the companies which are consolidated in the group financial statement has been produced to the best of their knowledge and under their responsibility.

b) the group management report/group status report represents the business development, company results and status of the entirety of the companies which are consolidated in the group financial statement in a way that gives a true and fair view about the financial position and performance of the company and that describes the essential risks and uncertainties affecting the issuer.

Vienna, 12 March 2008

Andreas Treichl mp
Chairman of the Board

Elisabeth Bleyleben-Koren mp
Deputy Chairwoman of the Board

Peter Bosek mp
Member of the Board

Franz Hochstrasser mp
Member of the Board

Herbert Juranek mp
Member of the Board

Johannes Kinsky mp
Member of the Board

Peter Kisbenedek mp
Member of the Board

Bernhard Spalt mp
Member of the Board

Thomas Uher mp
Member of the Board

Glossary

Average total shareholder return
Average of the annual total shareholder returns since the IPO in 1997.

Book value per share
Equity capital of a company divided by the number of shares outstanding excluding treasury shares.

Cash return on equity
Also referred to as cash-ROE. Calculated as return on equity, but excluding the impact of non-cash items on net profit after minorities, such as goodwill impairments and depreciation of the value customer relationships.

Cash earnings per share
Calculated as earnings per share, but excluding the impact of non-cash items on net profit, such as goodwill impairments and depreciation of the value customer relationships.

CEE (Central and Eastern Europe)
Covers the new member states of the EU that joined in 2004 and 2007 as well as the CIS countries and the states that evolved from the former Yugoslavia.

Cost/Income Ratio
General administrative expenses as a percentage of operating income.

Coverage ratio (own funds)
Own funds as a percentage of the statutory minimum capital requirement.

Coverage ratio (risk provisions)
Risk provisions as a percentage of non-performing loans excluding collateral.

Dividend yield
Dividend payment of the fiscal year as a percentage of the year-end closing price or the most recent price of the share.

Earnings per share
Net profit after minorities divided by average shares outstanding.

Interest-bearing assets
Total assets less cash, trading assets, investments of insurance companies, tangible and intangible fixed assets, tax assets and other assets.

Net interest margin
Net interest income as a percentage of average interest-bearing assets, calculated on a monthly basis.

Operating income
Consists of net interest income, net commission income, trading result and income from insurance business.

Operating result
Operating income less operating expenses (=general administrative expenses).

Price/earnings ratio
Closing share price of the fiscal year divided by earnings per share. Usually used for valuation comparisons.

Market capitalisation
Overall value of a company calculated by multiplying the share price by the number of shares outstanding.

NPL ratio
Non-performing loans as a percentage of total credit exposure.

Return on equity
Also referred to as ROE. Net profit after minorities as a percentage of average equity. Average equity is calculated on the basis on month-end values.

Return on investment
A measurement of yield which reflects the interest on the capital invested. It is calculated as a percentage profit on the capital.

Risk categories
The classification of credit assets into the risk classes is based on Erste Bank's internal rating of customers. Erste Bank Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default.

Risk category - low risk
The borrower demonstrates a strong repayment capacity; new business generally involves clients in this risk class.

Risk category - management attention
The borrower's financial situation is in effect good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring of the credit risks, e.g. by way of collateral.

Risk category - substandard
The borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Risk category - non-performing
Non-performing: at least one of the default criteria under Basle II, e.g. total repayment unlikely, interest or principal payment more than 90 days past due, restructuring resulting in a loss to lender, realisation of a loan loss, or opening of bankruptcy proceedings.

Share capital
The equity capital of a company subscribed by the shareholders at par.

Solvency ratio
Total own funds less trading book requirements, unsettled currency positions and operational risk as a percentage of risk-weighted assets under section 22 (2) of the Austrian banking Act (BWG).

Tax rate
Taxes on income as a percentage of pre-tax profit.

Tier 1 ratio
Regulatory core capital according to Austrian Banking Act as a percentage of risk weighted assets under section 22 (2) Austrian Banking Act (BWG).

Total shareholder return
Annual performance of an investment in Erste Bank shares including all income streams, such as dividends.

Your Notes

Imprint

Publisher and copyright owner:
Erste Bank der oesterreichischen Sparkassen AG,
Graben 21, A-1010 Vienna

Editor:
Thomas Sommerauer, Erste Bank

Production:
Erste Bank with the assistance of FIRE.sys (Konrad GmbH)

Photography:
Peter Rigaud c/o Shotview Photographers (Seite: 4, 5)
Elisabeth Kessler (Seite:6)

Printer:
Holzhausen Druck & Medien GmbH,
Holzhausenplatz 1, A-1140 Vienna

END

GB Englisch E189084